Exhibit 99.1

POSCO HOLDINGS INC.

and its subsidiaries

Consolidated financial statements

for the years ended December 31, 2025 and 2024

with the independent auditor’s report

Independent Auditor’s Report

Independent auditor’s report

(English translation of a report originally issued in Korean)

The Shareholders and Board of Directors

POSCO HOLDINGS INC.

Opinion

We have audited the consolidated financial statements of POSCO HOLDINGS INC. and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated statements of financial position as of December 31, 2025 and 2024, and the consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2025, and notes to the consolidated financial statements, including a summary of material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2025 and 2024, and its consolidated financial performance and its consolidated cash flows for each of the two years in the period ended December 31, 2025, in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (KIFRS).

We also have audited the Group’s internal control over financial reporting (ICFR) as of December 31, 2025 based on the Conceptual Framework for Design and Operation of ICFR established by the Operating Committee of ICFR in the Republic of Korea, in accordance with Korean Standards on Auditing (KSA), and our report dated March 11, 2026 expressed an unqualified opinion thereon.

Basis for opinion

We conducted our audits in accordance with KSA. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(a) Cut-off of export sales (POSCO)

As described in note 40 to the consolidated financial statements, the Group’s products and merchandise sales include a significant portion of export sales. The timing of revenue recognition for export sales requires management’s judgment as export sales involves various performance obligations depending on the contract with customers and the International Commercial Terms. Also, due to the lengthy time it takes to deliver the products and merchandise to their destination, there is a high possibility of misstatement in the timing of revenue recognition.

Considering the inherent risks of export sales and the significance of the export sales of the individual subsidiary to the consolidated revenue, we have identified the appropriateness of the timing of revenue recognition for export sales of POSCO as a key audit matter.

The primary procedures we performed to address this key audit matter included the following:

•	Obtaining an understanding of the entity’s processes and internal controls related to export sales;

•	Evaluating the effectiveness of the design and operation of the entity’s internal controls related to the appropriateness of timing of revenue recognition;

•	Inspecting the document to assess the appropriateness of timing of revenue recognition for a sample of export sales during the current period; and

•	Inspecting the document to assess the appropriateness of timing of revenue recognition for a selected sample of export sales transactions occurred during a certain period close to and after year-end

(b) Occurrence of overseas sales (three-country transactions) (POSCO International Corporation)

As described in note 40 to the consolidated financial statements, the Group includes a significant portion of export sales. Among those, POSCO International Corporation’s overseas sales (three-country transactions) occur as control over inventory is transferred through the bill of lading (B/L) document. For such reason, it was assessed that there is a high possibility of error in the occurrence of revenue.

Considering the significance of the overseas sales (three-country transactions) to the consolidated revenue and the existence of significant risk in terms of occurrence, we have identified the occurrence for overseas sales (three-country transactions) of POSCO International Corporation as a key audit matter.

The primary procedures we performed to address this key audit matter included the following:

•	Obtaining an understanding the entity’s accounting policies over overseas sales (three-country transactions);

•

Obtaining an understanding the internal controls established by the entity related to occurrence of export sales (three-country transactions) and assessing the effectiveness of design and operation of relevant controls;

•	Inspecting key documents raised when export sales (three-country transactions) occur; and

•	Checking the shipment of actual inventory through shipping vessel tracking

(c) Estimation of total contract costs and the percentage-of-completion by the input method (POSCO Eco & Challenge)

As described in note 28 to the consolidated financial statements, the Group’s revenue from construction contracts amounted to ~~W~~5,547,561 million, which was a significant portion of the consolidated revenue for the year ended December 31, 2025 and mostly incurred by POSCO Eco & Challenge Co., Ltd. The Group recognizes revenue and costs based on the percentage-of-completion of the contract activities as at the end of the reporting period when the outcome of the contracts applying the input method is reliably measurable. The percentage-of-completion of revenue activities is calculated based on the ratio of the accumulated contract costs incurred for work performed less costs that do not reflect the progress stage over the estimated total contract costs.

Most of the Group’s construction contracts are performed over a long-term period, and the total contract costs are estimated based on material costs, labor costs, outsourcing costs and others which are expected to incur during the construction period. Additionally, since the construction revenue of the reporting period is calculated based on the total contract revenue multiplied by the cumulative percentage-of-completion as at the end of the reporting period less the amount recognized by the end of the previous period, a change in the percentage-of-completion has an impact on construction revenue of the current and future period and may result in a misstatement in terms of timing of revenue recognition. Considering the impact of the uncertainty in long-term contracts, change in estimates of total contract costs and the estimates in the percentage-of-completion based on the input method, on the financial statements, we identified estimation of the total contract costs and the percentage-of-completion based on the input method related to POSCO Eco & Challenge Co., Ltd. as a key audit matter.

The primary procedures we performed to address this key audit matter included the following:

•	Obtaining an understanding and assessing certain internal controls over the estimation of total contract costs and accumulation of costs per project;

•

Obtaining written statements from the person in charge of the construction field in relation to the contract amounts and total estimated costs of a sample of major projects selected and reconciling with the information in the system;

•	Assessing management’s assumption used for estimation of material costs and outsourcing costs by analyzing the estimates of total contract costs on a sample of new projects selected;

•

For contracts with significant changes in total contract costs, inquiring the person in charge of the construction field of the reasons for change and inspecting supporting documents as to the cause of such changes;

•	Comparing retrospectively the cost-of-completion ratio and the execution ratio of the prior year on a sample of projects completed during the current period to assess the accuracy of estimation;

•	Inspecting the documents that support the appropriateness of recognition timing for input costs actually incurred per project on a sampling basis; and

•	Checking the existence of construction projects and the appropriateness of the percentage-of-completion by site visits on a sample of construction projects selected

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with KIFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSA, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Yongwoo Lee.

Seoul, Korea

March 11, 2026

This audit report is effective as of the independent auditor’s report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s report date to the time this report is used. Such events and circumstances could significantly affect the accompanying consolidated financial statements and may result in modifications to this report.

POSCO HOLDINGS INC. and its subsidiaries

Consolidated financial statements

For the years ended December 31, 2025 and 2024

“The accompanying consolidated financial statements, including all footnotes and disclosures, have been prepared by, and are the responsibility of, the Group.”

Ju Tae Lee

Representative Director & President

POSCO HOLDINGS INC.

POSCO HOLDINGS INC. and its Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2025 and 2024

(in millions of Won)	Notes	December 31, 2025		December 31, 2024
Assets
Cash and cash equivalents	4,5,23	~~W~~	7,049,800	6,767,898
Trade accounts and notes receivable, net	6,17,23,29,37		11,197,974	10,821,620
Other receivables, net	7,23,37		1,920,685	2,261,323
Other short-term financial assets	8,23		8,778,584	8,499,389
Inventories	9		13,624,433	14,143,500
Current income tax assets			78,704	140,494
Assets held for sale	10		20,167	608,758
Other current assets	16		813,522	786,943

Total current assets			43,483,869	44,029,925

Long-term trade accounts and notes receivable, net	6,23		19,708	27,779
Other receivables, net	7,23,37		1,635,253	1,306,329
Other long-term financial assets	8,23		3,060,842	2,571,651
Investments in associates and joint ventures	11		4,980,153	4,738,793
Investment property, net	13		1,691,625	1,955,896
Property, plant and equipment, net	14		42,292,820	39,846,828
Intangible assets, net	15		5,493,529	4,774,824
Defined benefit assets, net	21		360,112	409,147
Deferred tax assets	35		2,038,844	3,609,344
Other non-current assets	16		135,683	133,684

Total non-current assets			61,708,569	59,374,275

Total assets		~~W~~	105,192,438	103,404,200

(continued)

POSCO HOLDINGS INC. and its Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2025 and 2024

(in millions of Won)	Notes	December 31, 2025		December 31, 2024
Liabilities
Trade accounts and notes payable	23,37	~~W~~	5,106,921	6,159,127
Short-term borrowings and current installments of long-term borrowings	4,17,23		12,117,422	11,115,747
Other payables	18,23,37		3,406,505	3,463,871
Other short-term financial liabilities	19,23		66,623	120,875
Current income tax liabilities			223,666	350,570
Liabilities directly associated with the assets held for sale	10		3,678	—
Provisions	20		632,644	396,030
Other current liabilities	22,28,29		1,574,195	1,173,499

Total current liabilities			23,131,654	22,779,719

Long-term trade accounts and notes payable	23		—	2,049
Long-term borrowings, excluding current installments	4,17,23		16,374,578	14,881,620
Other payables	18,23		1,237,358	809,012
Other long-term financial liabilities	19,23		91,068	72,920
Defined benefit liabilities, net	21		63,189	43,143
Deferred tax liabilities	35		1,159,973	2,685,549
Long-term provisions	20		650,329	580,559
Other non-current liabilities	22		106,598	99,260

Total non-current liabilities			19,683,093	19,174,112

Total liabilities			42,814,747	41,953,831

Equity
Share capital	24		482,403	482,403
Capital surplus	24		1,685,116	1,648,894
Other components of equity	26		1,561,510	1,155,429
Treasury shares	27		(1,176,317)	(1,550,862)
Retained earnings			53,177,472	53,658,367

Equity attributable to owners of the controlling company			55,730,184	55,394,231
Non-controlling interests	25		6,647,507	6,056,137

Total equity			62,377,691	61,450,368

Total liabilities and equity		~~W~~	105,192,438	103,404,199

The accompanying notes are an integral part of the consolidated financial statements.

POSCO HOLDINGS INC. and its Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2025 and 2024

(in millions of Won, except per share information)	Notes	2025		2024
Revenue	28,29,37	~~W~~	69,094,886	72,688,143
Cost of sales	29,31,34		(63,928,838)	(67,275,205)

Gross profit			5,166,048	5,412,938
Selling and administrative expenses	23,30,34
Other administrative expenses			(3,094,810)	(3,004,478)
Selling expenses			(244,175)	(234,888)

Operating profit			1,827,063	2,173,572
Share of profit (loss) of equity-accounted investees, net	11		349,910	(256,458)
Finance income and costs	23,32
Finance income			3,222,137	5,211,595
Finance costs			(3,910,282)	(5,080,735)
Other non-operating income and expenses	23,33,34
Other non-operating income			305,591	387,105
Other non-operating expenses			(687,570)	(1,183,876)

Profit before income tax			1,106,849	1,251,203
Income tax expense	35		(602,446)	(303,623)

Profit			504,403	947,580
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			(5,240)	(42,753)
Foreign currency translation differences			35,619	231,347
Remeasurements of defined benefit plans	21		(13,163)	(95,345)
Net changes in fair value of equity investments at fair value through other comprehensive income			319,618	(150,443)
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			48,561	331,616
Foreign currency translation differences			33,219	888,466
Gains or losses on valuation of derivatives	23		8	(110)

Other comprehensive income, net of tax			418,622	1,162,778

Total comprehensive income		~~W~~	923,026	2,110,358

Profit attributable to:
Owners of the controlling company		~~W~~	657,654	1,094,917
Non-controlling interests			(153,251)	(147,337)

Profit		~~W~~	504,403	947,580

Total comprehensive income attributable to :
Owners of the controlling company		~~W~~	1,032,628	2,008,919
Non-controlling interests			(109,602)	101,439

Total comprehensive income		~~W~~	923,026	2,110,358

Earnings per share (in Won)	36
Basic earnings per share (in Won)			8,697	14,451
Diluted earnings per share (in Won)		~~W~~	8,697	12,250

The accompanying notes are an integral part of the consolidated financial statements.

POSCO HOLDINGS INC. and its Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2025 and 2024

(in millions of Won)	Attributable to owners of the controlling company							Non-
	Share		Capital	Other	Treasury	Retained		controlling
	capital		surplus	equity items	shares	earnings	Subtotal	interests	Total
Balance as of January 1, 2024	~~W~~	482,403	1,663,334	67,256	(1,889,658)	53,857,514	54,180,849	5,483,048	59,663,897
Comprehensive income:
Profit		—	—	—	—	1,094,917	1,094,917	(147,337)	947,580
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(86,966)	(86,966)	(8,379)	(95,345)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	257,833	—	—	257,833	31,030	288,863
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	(133,212)	—	(11,838)	(145,050)	(5,392)	(150,442)
Foreign currency translation differences, net of tax		—	—	888,466	—	—	888,466	231,347	1,119,813
Gains or losses on valuation of derivatives, net of tax		—	—	(281)	—	—	(281)	171	(110)

Total comprehensive income		—	—	1,012,806	—	996,113	2,008,919	101,440	2,110,359

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,691)	(189,691)	(86,001)	(275,692)
Interim dividends		—	—	—	—	(568,433)	(568,433)	—	(568,433)
Changes in subsidiaries		—	—	—	—	—	—	32,691	32,691
Changes in ownership interest in subsidiaries		—	(15,440)	—	—	—	(15,440)	477,608	462,168
Acquisition of treasury shares		—	—	—	(92,311)	—	(92,311)	—	(92,311)
Retirement of treasury shares		—	—	—	431,107	(431,107)	—	—	—
Share-based payment		—	(2,567)	—	—	—	(2,567)	—	(2,567)
Others		—	3,567	75,367	—	(6,029)	72,905	47,351	120,256

Total transactions with owners of the controlling company		—	(14,440)	75,367	338,796	(1,195,260)	(795,537)	471,649	(323,888)

Balance as of December 31, 2024	~~W~~	482,403	1,648,894	1,155,429	(1,550,862)	53,658,367	55,394,231	6,056,137	61,450,368

(continued)

POSCO HOLDINGS INC. and its Subsidiaries

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2025 and 2024

(in millions of Won)	Attributable to owners of the controlling company							Non-
	Share		Capital	Other	Treasury	Retained		controlling
	capital		surplus	equity items	shares	earnings	Subtotal	interests	Total
Balance as of January 1, 2025	~~W~~	482,403	1,648,894	1,155,429	(1,550,862)	53,658,367	55,394,231	6,056,137	61,450,368
Comprehensive income:
Profit		—	—	—	—	657,654	657,654	(153,251)	504,403
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(26,081)	(26,081)	12,918	(13,163)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	49,174	—	—	49,174	(5,853)	43,321
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	321,132	—	(2,478)	318,654	964	319,618
Foreign currency translation differences, net of tax		—	—	33,219	—	—	33,219	35,619	68,838
Gains or losses on valuation of derivatives, net of tax		—	—	8	—	—	8	—	8

Total comprehensive income		—	—	403,533	—	629,095	1,032,628	(109,603)	923,025

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,052)	(189,052)	(159,410)	(348,462)
Interim dividends		—	—	—	—	(567,156)	(567,156)	—	(567,156)
Changes in subsidiaries		—	—	—	—	—	—	174,300	174,300
Changes in ownership interest in subsidiaries		—	35,622	—	—	—	35,622	737,181	772,803
Retirement of treasury shares		—	—	—	374,545	(374,545)	—	—	—
Others		—	600	2,548	—	20,763	23,911	(51,099)	(27,188)

Total transactions with owners of the controlling company		—	36,222	2,548	374,545	(1,109,990)	(696,675)	700,972	4,297

Balance as of December 31, 2025	~~W~~	482,403	1,685,116	1,561,510	(1,176,317)	53,177,472	55,730,184	6,647,507	62,377,691

The accompanying notes are an integral part of the consolidated financial statements.

POSCO HOLDINGS INC. and its Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2025 and 2024

(in millions of Won)	Notes	2025		2024
Cash flows from operating activities
Profit		~~W~~	504,403	947,580
Adjustments for:
Depreciation			3,693,287	3,530,770
Amortization			465,935	453,689
Finance income			(1,645,330)	(3,476,227)
Finance costs			2,098,373	3,202,268
Income tax expense			602,446	303,623
Impairment loss on property, plant and equipment			135,653	608,122
Gain on disposal of property, plant and equipment			(15,792)	(26,533)
Loss on disposal of property, plant and equipment			89,883	85,149
Impairment loss on goodwill and other intangible assets			51,640	47,993
Gain on disposal of investments in subsidiaries, associates and joint ventures			(47,374)	(14,235)
Loss on disposal of investments in subsidiaries, associates and joint ventures			12,819	73,428
Share of loss on (profit of) equity-accounted investees			(349,910)	256,458
Gain on disposal of assets held for sale			(53,692)	(4,801)
Loss on disposal of assets held for sale			13,104	33,943
Impairment loss on assets held for sale			6,342	—
Expenses related to post-employment benefit			264,231	246,484
Impairment loss on trade and other receivables			203,802	185,129
Loss on valuation of inventories (reversal)			(25,482)	77,832
Increase to provisions			471,518	217,174
Gain on insurance claim			(19,596)	(157,552)
Others, net			(12,592)	3,227

			5,939,265	5,645,941

Changes in operating assets and liabilities	39		(804,894)	336,868
Interest received			421,430	570,769
Interest paid			(1,085,791)	(1,028,654)
Dividends received			437,835	744,857
Income taxes paid			(840,338)	(553,706)

Net cash provided by operating activities		~~W~~	4,571,910	6,663,655

(continued)

POSCO HOLDINGS INC. and its Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2025 and 2024

(in millions of Won)	Notes	2025		2024
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(15,987,580)	(15,835,323)
Proceeds from disposal of short-term financial instruments			16,093,407	19,501,852
Increase in loans			(277,442)	(820,248)
Collection of loans			100,034	784,616
Acquisitions of securities			(836,079)	(1,144,352)
Proceeds from disposal of securities			489,046	1,210,011
Acquisitions of long-term financial instruments			(19,921)	(3,791)
Acquisitions of investment in associates and joint ventures			(213,280)	(301,816)
Proceeds from disposal of investment in associates and joint ventures			39,170	45,185
Acquisitions of investment property			(3,614)	(3,883)
Proceeds from disposal of investment property			1,403	418
Acquisitions of property, plant and equipment			(5,665,151)	(7,669,700)
Proceeds from disposal of property, plant and equipment			214,126	44,189
Acquisitions of intangible assets			(576,029)	(492,785)
Proceeds from disposal of intangible assets			7,910	11,711
Proceeds from disposal of assets held for sale			846,102	10,307
Collection of lease receivables			25,480	31,136
Net assets acquired due to changes in the scope of consolidation			(807,255)	—
Net assets disposed due to changes in the scope of consolidation			71,597	—
Cash inflow from insurance claim			19,596	157,278
Others, net			(208,798)	(11,588)

Net cash used in investing activities		~~W~~	(6,687,278)	(4,486,783)

Cash flows from financing activities
Proceeds from borrowings			5,393,340	5,899,541
Repayment of borrowings			(5,158,334)	(7,532,911)
Repayment of short-term borrowings, net			2,158,541	(217,759)
Capital contribution from non-controlling interests			832,430	513,710
Payment of cash dividends			(915,216)	(844,195)
Acquisition of treasury shares			—	(92,311)
Repayment of lease liabilities			(143,423)	(195,367)
Others, net			235,510	167,559

Net cash provided by (used in) financing activities	39	~~W~~	2,402,848	(2,301,733)

Effect of exchange rate fluctuation on cash held			(5,577)	221,880

Net increase in cash and cash equivalents			281,903	97,019
Cash and cash equivalents at beginning of the period	5,10		6,767,897	6,670,879

Cash and cash equivalents at end of the period	5,10	~~W~~	7,049,800	6,767,898

The accompanying notes are an integral part of the consolidated financial statements.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024

1. General Information

General information about POSCO HOLDINGS INC. (the “Company”), the controlling company, and its subsidiaries in the scope of consolidation, such as 64 domestic subsidiaries including POSCO and 134 foreign subsidiaries including POSCO America Corporation, and 115 associates and joint ventures (collectively referred to as the “Group”) in accordance with KIFRS 1110 is as follows:

(a)	The controlling company

POSCO HOLDINGS INC., the controlling company, was established on April 1, 1968, under the Commercial Code of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages its subsidiaries and other investments through its ownership of shares in the investees.

On March 2, 2022, the Company established a wholly-owned subsidiary, POSCO, through a vertical spin-off of its steel manufacturing business, and changed its name to POSCO HOLDINGS INC.

As of December 31, 2025, POSCO HOLDINGS INC.’s shareholders are as follows:

Shareholder’s name	Number of shares	Ownership (%)
National Pension Service	6,441,610	7.96
BlackRock, Inc.(*1)	4,206,522	5.20
CITIBANK.N.A	2,289,755	2.83
Pohang University of Science and Technology	1,981,047	2.45
Samsung Group	1,861,979	2.30
Others	64,152,039	79.26

	80,932,952	100.00

(*1)	Includes shares held by subsidiaries and others.

As of December 31, 2025, the shares of POSCO HOLDINGS INC. are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchange.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

1. General Information (cont’d)

(b)	Consolidated subsidiaries

Details of consolidated subsidiaries as of December 31, 2025 and 2024 are as follows:

		Ownership (%)
		December 31, 2025			December 31, 2024
	Principal operations	POSCO HOLDINGS	Subsidiaries	Total	POSCO HOLDINGS	Subsidiaries	Total	Region
[Domestic]
POSCO	Steel, rolled products and plates	100.00	—	100.00	100.00	—	100.00	Pohang
POSCO Eco & Challenge Co., Ltd.	Engineering and construction	52.80	—	52.80	52.80	—	52.80	Pohang
POSCO STEELEON Co., Ltd.	Coated steel manufacturing	—	56.96	56.96	—	56.96	56.96	Pohang
POSCO DX	Computer hardware and software distribution	65.47	—	65.47	65.47	—	65.47	Pohang
POSCO Research Institute	Economic research and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO WIDE Co., Ltd.	Business facility maintenance	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO A&C	Architecture and consulting	—	100.00	100.00	—	100.00	100.00	Seoul
POSCO Venture Capital Co., Ltd.	Investment in venture companies	100.00	—	100.00	100.00	—	100.00	Pohang
eNtoB Corporation	Electronic commerce	—	69.32	69.32	—	69.32	69.32	Seoul
POSCO FUTURE M CO.,LTD.	Refractories, Anode/Cathode materials manufacturing and sales	58.18	—	58.18	59.74	—	59.74	Pohang
POSCO FLOW Co., Ltd.	Transporting and warehousing	100.00	—	100.00	100.00	—	100.00	Gwangyang
POSCO M-TECH	Packing materials manufacturing and sales	—	48.85	48.85	—	48.85	48.85	Pohang
PNR	Steel by product manufacturing and sales	—	70.00	70.00	—	70.00	70.00	Pohang
POSCO WOMAN’S FUND	Investment in venture companies	—	40.00	40.00	—	40.00	40.00	Seoul
POSCO Group University	Education service and real estate business	100.00	—	100.00	100.00	—	100.00	Incheon
Growth Ladder POSCO K-Growth Global Fund	Investment in venture companies	—	50.00	50.00	—	50.00	50.00	Pohang
POSCO IH	Intellectual Property Services and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
TANCHEON E&E	Refuse derived fuel and power generation	—	100.00	100.00	—	100.00	100.00	Seoul
POSCO Humans	Business assistance service	—	100.00	100.00	—	100.00	100.00	Pohang
Mapo Hibroad Parking Co., Ltd.	Construction	—	71.00	71.00	—	71.00	71.00	Seoul
Busan E&E Co., Ltd.	Refuse derived fuel and power generation	70.00	—	70.00	70.00	—	70.00	Busan
POSCO INTERNATIONAL Corporation	Trading, power generation, energy & resource development and others	72.98	—	72.98	72.98	—	72.98	Seoul
Pohang Scrap Recycling Distribution Center Co., Ltd.	Steel processing and sales	—	51.00	51.00	—	51.00	51.00	Pohang
Songdo Development PMC (Project Management Company) LLC.	Housing business agency	—	100.00	100.00	—	100.00	100.00	Incheon
Korea Fuel Cell	Fuel cell	—	100.00	100.00	—	100.00	100.00	Pohang
POSCO GEM 1st Fund	Investment in venture companies	98.82	1.18	100.00	98.81	1.19	100.00	Pohang
POSCO MOBILITY SOLUTION	STC, TMC, Plate manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Cheonan
Posco New Growth	Investment in venture companies	99.89	0.11	100.00	99.89	0.11	100.00	Seoul
IMP Fund I	Investment in venture companies	98.05	—	98.05	98.05	—	98.05	Pohang
POSCO-Pilbara LITHIUM SOLUTION Co., Ltd.	Lithium manufacturing and sales	82.00	—	82.00	82.00	—	82.00	Gwangyang
POSCO-HY Clean Metal Co., Ltd.	Non-ferrous metal smelting	—	100.00	100.00	—	75.00	75.00	Gwangyang
Consus Pf Private Real Estate Fund	REITs	—	—	—	—	66.67	66.67	—
New Energy Hub	Electricity and gas supply	—	—	—	—	100.00	100.00	—
Posco Busan Newdeal Fund	Investment in venture companies	—	32.00	32.00	—	32.00	32.00	Pohang
Shinan Green Energy Co., LTD	Electricity production	—	54.53	54.53	—	54.53	54.53	Shinahn
eSteel4U	Wholesales and retail	—	61.12	61.12	—	61.12	61.12	Seoul
POSCO Social Investment Fund	Investment in venture companies	20.00	50.00	70.00	20.00	50.00	70.00	Pohang
POSCO Silicon Solution Co., Ltd	Other engineering R&D industries	100.00	—	100.00	100.00	—	100.00	Sejong
Consus Pf Private Real Estate Fund No.2	Real estate development	—	—	—	—	66.67	66.67	—
POSCO GS Eco Materials Co., Ltd	Rechargeable battery	70.25	—	70.25	51.00	—	51.00	Seoul
POSCO Lithium Solution Co., Ltd.	Lithium manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Gwangyang
QSONE Co.,Ltd.	Real estate rental	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO PS Tech	Maintenance service	—	100.00	100.00	—	100.00	100.00	Pohang
POSCO PR Tech	Maintenance service	—	100.00	100.00	—	100.00	100.00	Pohang
POSCO PH Solution	Maintenance service	—	100.00	100.00	—	100.00	100.00	Pohang
POSCO GYS Tech	Maintenance service	—	100.00	100.00	—	100.00	100.00	Gwangyang
POSCO GYR Tech	Maintenance service	—	100.00	100.00	—	100.00	100.00	Gwangyang
POSCO GY Solution	Maintenance service	—	100.00	100.00	—	100.00	100.00	Gwangyang
PCC Facilities Component Fund	Investment Association	—	60.00	60.00	—	60.00	60.00	Pohang
POSCO HOLDINGS CVC 2nd Fund	Investment in new technologies business	98.77	1.23	100.00	98.76	1.24	100.00	Pohang
International Energy Expansion for Technology Innovation Fund	Investment in new technologies business	—	60.00	60.00	—	60.00	60.00	Pohang
POSCO CNGR Nickel Solution	High-Purity nickel manufacturing and sales	—	—	—	60.00	—	60.00	—
POSCO CVC Scale-Up Fund	Investment in venture companies	—	60.00	60.00	—	60.00	60.00	Pohang
SK SOLRA POWER GENERATION COPORATION	Power generation	—	—	—	—	100.00	100.00	—
POSCO ZT AIR SOLUTION	High-Purity rare gas manufacturing and sales	75.10	—	75.10	75.10	—	75.10	Gwangyang
RNR logistics	Logistics and warehousing	—	100.00	100.00	—	100.00	100.00	Seoul
Mastern No.123 Yeoju Samgyo PFV CO., Ltd	Logistics and warehousing	—	—	—	—	100.00	100.00	—
POSCO DEEPTECH IP FUND	Investment in new technologies	—	60.00	60.00	—	—	—	Pohang
FUTURE GRAPH CO., LTD.	Spherical graphite manufacturing	—	100.00	100.00	—	—	—	Gunsan
Chemgas Korea Co., Ltd.	Specialty gass refining and sales	—	100.00	100.00	—	—	—	Eumseong
POSCO-EVER NEW MEDICAL Investment Fund	Investment in new technologies	—	60.00	60.00	—	—	—	Seoul
POSCO Stainless Precision & Processing	STS	—	100.00	100.00	—	—	—	Ansan
POSCO INTERNATIONAL CVC 1st Fund	Investment in new technologies	—	100.00	100.00	—	—	—	Pohang
POSCO CVC 1st Fund	Investment in new technologies	—	100.00	100.00	—	—	—	Pohang
New Zero 2nd Co., Ltd.	SPC	—	100.00	100.00	—	—	—	Seoul
POSCO DX CVC 1st Fund	Investment in new technologies	—	100.00	100.00	—	—	—	Pohang
POSCO Group AC Fund I	Investment in new technologies	98.38	1.62	100.00	—	—	—	Pohang
POSCO Safety Solution	Safety consulting	100.00	—	100.00	—	—	—	Seongnam
Startup Korea Posco group Openinnovation Fund	Investment in new technologies	—	70.00	70.00	—	—	—	Pohang
FLOW K CO., Ltd.	Logistics and warehousing	—	70.00	70.00	—	—	—	Gwangyang

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

1. General Information (cont’d)

		Ownership (%)
		December 31, 2025			December 31, 2024
	Principal operations	POSCO HOLDINGS	Subsidiaries	Total	POSCO HOLDINGS	Subsidiaries	Total	Region
[Foreign]
POSCO America Corporation	Research&Consulting	99.45	0.54	99.99	99.45	0.54	99.99	USA
POSCO AUSTRALIA PTY LTD	Raw material sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Canada Ltd.	Coal sales	100.00	—	100.00	100.00	—	100.00	Canada
POSCO Asia Co., Ltd.	Finance	100.00	—	100.00	100.00	—	100.00	China
POSCO-CTPC Co., Ltd.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	China
POSCO E&C Vietnam Co., Ltd.	Steel structure manufacturing and sales	—	—	—	—	100.00	100.00	Vietnam
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.	Stainless steel manufacturing and sales	58.60	23.88	82.48	58.60	23.88	82.48	China
POSCO (Thailand) Company Limited	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO-MKPC SDN BHD	Steel manufacturing and sales	—	70.00	70.00	—	70.00	70.00	Malaysia
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing and sales	70.00	30.00	100.00	70.00	30.00	100.00	China
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-China Qingdao Processing Center Co.Ltd.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	China
POS-ORE PTY LTD	Iron ore development and sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-China Holding Corp.	Holding company	100.00	—	100.00	100.00	—	100.00	China
POSCO JAPAN Co., Ltd.	Steel Marketing, demand development and technology research	100.00	—	100.00	100.00	—	100.00	Japan
POS-GC PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-India Private Limited	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	India
POSCO-India Pune Processing Center. Pvt. Ltd.	Steel manufacturing and sales	—	100.00	100.00	—	65.00	65.00	India
POSCO Japan PC CO.,LTD	Steel manufacturing and sales	—	86.12	86.12	—	86.12	86.12	Japan
POSCO-CFPC Co., Ltd.	Steel manufacturing and sales	44.66	55.34	100.00	44.66	55.34	100.00	China
POSCO E&C CHINA Co., Ltd.	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	China
POSCO MPPC S.A. de C.V.	Steel manufacturing and sales	21.02	78.98	100.00	21.02	75.29	96.31	Mexico
Zhangjigang Pohang Port Co., Ltd.	Loading and unloading service	—	100.00	100.00	—	100.00	100.00	China
POSCO-VIETNAM Co., Ltd.	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO MEXICO S.A. DE C.V.	Automotive steel sheet manufacturing and sales	—	98.16	98.16	—	98.16	98.16	Mexico
POSCO-Poland Wroclaw Processing Center Sp. z o. o.	Steel manufacturing and sales	—	60.00	60.00	—	60.00	60.00	Poland
POS-NP PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
DAEWOO INTERNATIONAL SHANGHAI WAIGAOQIAO CO., LTD	Intermediary trade & bonded warehouse operation	—	100.00	100.00	—	100.00	100.00	China
PT. Bio Inti Agrindo	Forest resources development	—	85.00	85.00	—	85.00	85.00	Indonesia
POSCO ENGINEERING AND CONSTRUCTION AUSTRALIA (POSCO E&C AUSTRALIA) PTY LTD	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-TISCO (JILIN) PROCESSING CENTER Co., Ltd.	Steel manufacturing and sales	50.00	10.00	60.00	50.00	10.00	60.00	China
POSCO Thainox Public Company Limited	STS cold-rolled steel manufacturing and sales	—	74.56	74.56	—	74.56	74.56	Thailand
HUNCHUN POSCO HMM INTERNATIONAL LOGISTICS CO., LTD.	Logistics	—	81.55	81.55	—	81.55	81.55	China
POSCO INTERNATIONAL VIETNAM CO., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO(Chongqing) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	China
SUZHOU POSCO-CORE TECHNOLOGY CO., LTD.	Component manufacturing and sales	—	—	—	—	100.00	100.00	—
PT.KRAKATAU POSCO FUTUREM	Quicklime manufacturing and sales	—	80.00	80.00	—	80.00	80.00	Indonesia
POSCO AFRICA (PROPRIETARY) LIMITED	Mine development	100.00	—	100.00	100.00	—	100.00	South Africa
POSCO Center Beijing	Real estate development, rental and management	—	100.00	100.00	—	100.00	100.00	China
POSCO-Malaysia SDN. BHD.	Steel manufacturing and sales	—	95.42	95.42	—	95.42	95.42	Malaysia
PT KRAKATAU BLUE WATER	Wastewater treatment facilities operation and maintenance	—	67.00	67.00	—	67.00	67.00	Indonesia
POSCO INTERNATIONAL MYANMAR CO.,LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Myanmar
POSCO-Italy Processing Center	Stainless steel sheet manufacturing and sales	88.89	11.11	100.00	88.89	11.11	100.00	Italy
Myanmar POSCO C&C Company,Limited.	Steel manufacturing and sales	—	70.00	70.00	—	70.00	70.00	Myanmar
POSCO DX VIETNAM	IT service and electric control engineering	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO INTERNATIONAL GLOBAL DEVELOPMENT PTE.LTD.	Real estate development	—	75.00	75.00	—	75.00	75.00	Singapore
POS-Minerals Corporation	Mine development management and sales	—	100.00	100.00	—	100.00	100.00	USA
POSCO(Wuhu) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	68.57	31.43	100.00	68.57	31.43	100.00	China
POSCO Engineering and Construction India Private Limited	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	India
POSCO COATED STEEL (THAILAND) CO., LTD.	Vehicle steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO INTERNATIONAL AMARA Co., Ltd.	Real estate development	—	85.00	85.00	—	85.00	85.00	Myanmar
POSCO-Mexico Villagran Wire-rod Processing Center	Steel manufacturing and sales	—	66.75	66.75	—	66.75	66.75	Mexico
POSCO ChengDu Processing Center	Steel manufacturing and sales	—	43.00	43.00	—	43.00	43.00	China
POSCO(Suzhou) Steel Processing Center CO., LTD.	Steel manufacturing and sales	—	—	—	—	100.00	100.00	—
POSCO E&C SMART S DE RL DE CV	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO Philippine Manila Processing Center, Inc.	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Philippines
POSCO E&C HOLDINGS CO.,Ltd.	Holding company	—	100.00	100.00	—	100.00	100.00	Thailand
PT.KRAKATAU POSCO SOCIAL ENTERPRISE SERVICES INDONESIA	Social enterprise	—	99.91	99.91	—	99.91	99.91	Indonesia
Ventanas Philippines Construction Inc	Construction	—	100.00	100.00	—	100.00	100.00	Philippines
SANPU TRADING Co., Ltd.	Raw material trading	—	—	—	—	70.04	70.04	—
Zhangjiagang BLZ Pohang International Trading	Steel Intermediate trade	—	100.00	100.00	—	100.00	100.00	China
POSCO RU Limited Liability Company	Trade and business development	100.00	—	100.00	100.00	—	100.00	Russia
GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	Rice processing	—	60.00	60.00	—	60.00	60.00	Myanmar
POSCO DX China CO.,LTD	IT service and DVR business	—	100.00	100.00	—	100.00	100.00	China
Pos-Sea Pte Ltd	Steel Intermediate trade	—	100.00	100.00	—	100.00	100.00	Singapore
POSCO Europe Steel Distribution Center	Logistics & Steel sales	—	90.00	90.00	—	90.00	90.00	Slovenia
POSCO ENGINEERING (THAILAND) CO., LTD.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO VST CO., LTD.	Stainless steel sheet manufacturing and sales	95.65	—	95.65	95.65	—	95.65	Vietnam
POSCO INTERNATIONAL UKRAINE, LLC.	Grain sales	—	100.00	100.00	—	100.00	100.00	Ukraine
Zhangjiagang Pohang Refractories Co., Ltd.	Refractory materials sales & furnace maintenance	—	51.00	51.00	—	51.00	51.00	China
POSCO Maharashtra Steel Private Limited	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	India
POSCO INDIA PROCESSING CENTER PRIVATE LIMITED	Steel manufacturing and sales	—	95.32	95.32	—	95.32	95.32	India
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Turkiye
POSCO Vietnam Processing Center Joint Stock Company	Steel manufacturing and sales	84.04	15.96	100.00	84.04	15.96	100.00	Vietnam

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

1. General Information (cont’d)

		Ownership (%)
		December 31, 2025			December 31, 2024
	Principal operations	POSCO HOLDINGS	Subsidiaries	Total	POSCO HOLDINGS	Subsidiaries	Total	Region
[Foreign]
POSCO(Liaoning) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-Indonesia Jakarta Processing Center	Steel manufacturing and sales	—	92.20	92.20	—	92.20	92.20	Indonesia
PT.MOTTA RESOURCES INDONESIA	Mine development	65.00	—	65.00	65.00	—	65.00	Indonesia
POSCO TMC INDIA PRIVATE LIMITED	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	India
POSCO AMERICA ALABAMA PROCESSING CENTER CO., LTD.	Steel manufacturing and sales	—	97.80	97.80	—	97.80	97.80	USA
POSCO(Yantai) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO India Steel Distribution Center Private Ltd.	Steel logistics	—	100.00	100.00	—	100.00	100.00	India
POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	Steel manufacturing and sales	—	51.00	51.00	—	51.00	51.00	Vietnam
PT.POSCO DX INDONESIA	IT service and electric control engineering	—	66.99	66.99	—	66.99	66.99	Indonesia
POSCO NCR Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO WA PTY LTD	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO AUSTRALIA GP PTY LIMITED	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
PT. KRAKATAU POSCO ENERGY	Electricity production construction and operation	—	55.00	55.00	—	55.00	55.00	Indonesia
POSCO INTERNATIONAL AMERICA CORP.	Trading business	—	100.00	100.00	—	100.00	100.00	USA
POSCO INTERNATIONAL Deutschland GMBH	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
POSCO INTERNATIONAL JAPAN CORP.	Trading business	—	100.00	100.00	—	100.00	100.00	Japan
POSCO INTERNATIONAL SINGAPORE PTE. LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Singapore
POSCO INTERNATIONAL ITALIA S.R.L.	Trading business	—	100.00	100.00	—	100.00	100.00	Italy
POSCO INTERNATIONAL (CHINA) CO., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	China
POSCO INTERNATIONAL TEXTILE LLC.	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
POSCO INTERNATIONAL AUSTRALIA HOLDINGS PTY. LTD.	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO MAURITIUS LIMITED	Coal development and sales	—	100.00	100.00	—	100.00	100.00	Mauritius
PT. KRAKATAU POSCO	Steel manufacturing and sales	—	50.00	50.00	—	50.00	50.00	Indonesia
POSCO INTERNATIONAL MEXICO, S.A de C.V..	Trading business	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO INTERNATIONAL MALAYSIA SDN BHD	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
PT.POSCO INDONESIA INTI	Consulting	100.00	—	100.00	100.00	—	100.00	Indonesia
POSCO INTERNATIONAL SHANGHAI CO., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	China
POSCO INTERNATIONAL INDIA PVT., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	India
PT. POSCO E&C INDONESIA	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	Indonesia
HUME COAL PTY LTD	Raw material manufacturing	—	100.00	100.00	—	100.00	100.00	Australia
Brazil Sao Paulo Steel Processing Center	Steel manufacturing and sales	—	76.00	76.00	—	76.00	76.00	Brazil
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	Construction	—	—	—	—	100.00	100.00	—
POSCO ASSAN TST STEEL INDUSTRY Inc	Steel manufacturing and sales	—	70.00	70.00	—	70.00	70.00	Turkiye
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Real estate development and investment	—	100.00	100.00	—	100.00	100.00	Hongkong
JB CLARK HILLS	Apartment construction	—	70.00	70.00	—	70.00	70.00	Philippines
POS-LT Pty Ltd	Lithium mining investment	—	100.00	100.00	—	100.00	100.00	Australia
ZHEJIANG POSCO-HUAYOU ESM CO., LTD	Anode material manufacturing	14.67	45.33	60.00	14.67	45.33	60.00	China
POSCO Argentina S.A.U.	Mineral exploration/manufacturing/sales	100.00	—	100.00	100.00	—	100.00	Argentina
GRAIN TERMINAL HOLDING PTE. LTD.	Trading business	—	75.00	75.00	—	75.00	75.00	Singapore
Mykolaiv Milling Works PJSC.	Grain trading	—	100.00	100.00	—	100.00	100.00	Ukraine
Yuzhnaya Stevedoring Company Limited LLC.	Cargo handling	—	100.00	100.00	—	100.00	100.00	Ukraine
Posco International (Thailand) Co., Ltd.	Trade	—	100.00	100.00	—	100.00	100.00	Thailand
PT POSCO INTERNATIONAL INDONESIA	Trade	—	100.00	100.00	—	100.00	100.00	Indonesia
PEC POWERCON SDN. BHD.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Malaysia
Poland Legnica Sourcing Center Sp. z o.o	Non-ferrous metal Smetling	100.00	—	100.00	100.00	—	100.00	Poland
POSCO INTERNATIONAL E&P MALAYSIA SDN. BHD.	Extraction of Crude petroleum and Natural gas	—	100.00	100.00	—	100.00	100.00	Malaysia
AGPA PTE. LTD.	Holding company	—	100.00	100.00	—	100.00	100.00	Singapore
Senex Holdings PTY LTD(*1)	Resource Development	—	50.10	50.10	—	50.10	50.10	Australia
Posco International Mexico e-Mobility S.A DE C.V.	Electric Vehicle Parts Manufacturing	—	100.00	100.00	—	100.00	100.00	Mexico
Posco Future Materials Canada Inc.	Holding company	—	100.00	100.00	—	100.00	100.00	Canada
ULTIUM CAM GP INC.	Holding company	—	85.00	85.00	—	85.00	85.00	Canada
ULTIUM CAM LIMITED PARTNERSHIP	Anode material manufacturing	—	85.00	85.00	—	85.00	85.00	Canada
POSCO(Wuhan) Automotive Processing Center Co.,Ltd	Steel manufacturing and sales	68.57	31.43	100.00	68.57	31.43	100.00	China
POSCO BRAZIL LTDA	Office Administration, Management Consulting	—	100.00	100.00	—	100.00	100.00	Brazil
Port Hedland Green Steel Pty Ltd	Iron and steel manufacturing	—	100.00	100.00	—	100.00	100.00	Australia
PT AGPA REFINERY COMPLEX	Animal/vegetable oil manufacturing	—	60.00	60.00	—	60.00	60.00	Indonesia
POSCO MOBILITY SOLUTION POLAND Sp. z o.o.,	Manufacturing, automobile motor parts	—	100.00	100.00	—	100.00	100.00	Poland
PT POSCO INTERNATIONAL ENP INDONESIA	Crude oil and natural gas	—	100.00	100.00	—	100.00	100.00	Indonesia
POSCO INTERNATIONAL E&P USA Inc.	Carbon capture and storage, resource development	—	100.00	100.00	—	100.00	100.00	USA
POSCO FLOW CANADA INC.	Transporting and warehousing	—	100.00	100.00	—	100.00	100.00	Canada
POSCO FLOW (Shanghai) Co.,Ltd	Transporting	—	100.00	100.00	—	100.00	100.00	China
POSCO (BEIJING) Trading Co., Ltd.	Trade	—	100.00	100.00	—	100.00	100.00	China
POSCO INTERNATIONAL ALASKA ENERGY LLC	Energy	—	100.00	100.00	—	—	—	USA
POSCO FLOW VIETNAM CO., LTD	Logistics	—	100.00	100.00	—	—	—	Vietnam
PT. Prime Agri Resources(*2)	Food resources development	—	65.72	65.72	—	—	—	Indonesia

(*1)	Senex Holdings PTY LTD includes 21 subsidiaries including Senex Energy Limited.
(*2)	PT. Prime Agri Resources includes 25 subsidiaries including PT. Prime Agri Resources.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

1. General Information (cont’d)

The controlling company’s interests in the subsidiaries increased by ~~W~~35,622 million (POSCO FUTURE M CO.,LTD. and others) and decreased by ~~W~~15,440 million (POSCO HY Clean Metal Co., Ltd. and others) in 2025 and 2024, respectively, as a result of changes in the Company’s ownership interest in subsidiaries that did not result in a loss of control.

POSCO HOLDINGS INC. received dividends of ~~W~~946,248 million and ~~W~~1,403,415 million from its subsidiaries in aggregate in 2025 and 2024, respectively.

As of December 31, 2025, there are no significant restrictions on the ability of subsidiaries to transfer funds to the controlling company, such as in the form of cash dividends, repayment of loans or payment of advances.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

1. General Information (cont’d)

(c)	Summarized financial information of principal subsidiaries as of and for the years ended December 31, 2025 and 2024 are as follows:

1) As of and for the year ended December 31, 2025

(in millions of Won)
Company	Assets	Liabilities	Equity	Sales	Net income (loss)
[Domestic]
POSCO	45,038,613	11,174,306	33,864,307	35,010,837	1,143,180
POSCO Eco & Challenge Co., Ltd.	8,060,650	5,135,292	2,925,358	6,699,511	(495,923)
POSCO STEELEON Co., Ltd.	479,864	105,249	374,615	1,093,989	14,436
POSCO DX	814,795	253,134	561,661	1,046,633	52,384
eNtoB Corporation	163,126	90,342	72,784	995,642	4,404
POSCO FUTURE M CO.,LTD.	7,828,096	3,927,339	3,900,757	2,689,403	31,815
POSCO M-TECH	155,483	41,231	114,252	357,432	1,411
POSCO INTERNATIONAL Corporation	13,725,392	7,931,430	5,793,962	26,956,598	513,830
POSCO MOBILITY SOLUTION	930,712	376,195	554,517	1,182,165	2,104
POSCO-Pilbara LITHIUM SOLUTION Co., Ltd.	1,199,943	824,709	375,234	151,666	(241,325)
QSONE Co.,Ltd.	233,225	35,538	197,687	23,883	9,637
[Foreign]
POSCO America Corporation	177,414	7,388	170,026	12,387	1,103
POSCO AUSTRALIA PTY LTD(*1)	1,302,758	126,704	1,176,054	120,629	54,161
POSCO Asia Co., Ltd.	1,070,584	767,290	303,294	33,285	14,276
POSCO-CTPC Co., Ltd.	93,444	30,522	62,922	193,651	1,137
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.	1,017,825	828,674	189,151	2,459,184	(203,736)
POSCO (Thailand) Company Limited	181,303	51,750	129,553	460,933	2,683
Qingdao Pohang Stainless Steel Co., Ltd.	101,432	28,485	72,947	172,453	(29,916)
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	367,922	168,201	199,721	697,007	6,927
POSCO-China Holding Corp.	899,827	394,606	505,221	26,683	(9,895)
POSCO JAPAN Co., Ltd.	464,652	259,140	205,512	332,192	3,042
POSCO-India Pune Processing Center. Pvt. Ltd.	219,226	156,960	62,266	561,938	13,138
POSCO Japan PC CO.,LTD	282,106	186,496	95,610	601,268	7,662
POSCO-CFPC Co., Ltd.	208,779	138,537	70,242	751,210	(4,810)
POSCO MPPC S.A. de C.V.	540,502	432,030	108,472	990,082	(12,703)
POSCO-VIETNAM Co., Ltd.	297,547	287,963	9,584	800,445	(3,180)
POSCO MEXICO S.A. DE C.V.	516,173	267,912	248,261	779,354	(19,631)
POSCO Thainox Public Company Limited	513,813	103,715	410,098	595,928	(2,639)
POSCO Center Beijing	429,839	225,133	204,706	29,728	(2,114)
POSCO COATED STEEL (THAILAND) CO., LTD.	323,171	210,452	112,719	447,580	9,970
POSCO INTERNATIONAL AMARA Co., Ltd.	312,345	486,621	(174,276)	53,994	(21,735)
POSCO VST CO., LTD.	307,026	242,985	64,041	588,177	(13,800)
POSCO Maharashtra Steel Private Limited	1,410,778	616,607	794,171	1,962,507	74,068
POSCO INDIA PROCESSING CENTER PRIVATE LIMITED	449,056	328,739	120,317	1,038,388	15,473
POSCO (Liaoning) Automotive Processing Center Co., Ltd.	89,376	29,251	60,125	155,217	1,417
POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	433,768	112,956	320,812	391,439	4,037
PT. KRAKATAU POSCO ENERGY	297,226	79,844	217,382	36,099	15,052
POSCO INTERNATIONAL AMERICA CORP.	678,580	435,460	243,120	2,803,426	11,841
POSCO INTERNATIONAL Deutschland GMBH	535,776	517,285	18,491	1,265,871	1,897
POSCO INTERNATIONAL JAPAN CORP.	482,108	302,412	179,696	2,596,871	6,490
POSCO INTERNATIONAL SINGAPORE PTE. LTD.	377,452	351,911	25,541	3,394,333	2,545
POSCO INTERNATIONAL ITALIA S.R.L.	353,864	328,875	24,989	848,468	2,395
PT. KRAKATAU POSCO(*1)	3,233,243	2,656,952	576,291	2,627,285	(55,749)
POSCO ASSAN TST STEEL INDUSTRY	528,879	545,403	(16,524)	578,928	(16,426)
POSCO AMERICA ALABAMA PROCESSING CENTER CO., LTD.	141,846	135,609	6,237	264,484	(5,152)
POSCO Argentina S.A.U.	3,024,213	1,860,335	1,163,878	64,359	(322,330)
POSCO-MKPC SDN BHD	157,680	54,285	103,395	244,146	5,895
Senex Holdings PTY LTD(*1)	2,706,285	1,137,655	1,568,630	392,218	28,069

(*1)

Summarized financial information of POSCO AUSTRALIA PTY LTD, PT. KRAKATAU POSCO and Senex Holdings PTY LTD, a subsidiary of POSCO HOLDINGS INC., are based on its consolidated financial information. The financial information of the other entities is based on separate financial statements of each entity.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

1. General Information (cont’d)

2) Asa of and for the year ended December 31, 2024

(in millions of Won)
Company	Assets	Liabilities	Equity	Sales	Net income (loss)
[Domestic]
POSCO	45,681,401	12,574,873	33,106,528	37,556,523	901,542
POSCO Eco & Challenge Co., Ltd.	7,370,054	3,940,069	3,429,985	9,161,904	36,177
POSCO STEELEON Co., Ltd.	530,860	154,751	376,108	1,175,769	32,358
POSCO DX	871,043	356,499	514,543	1,440,386	86,759
eNtoB Corporation	186,221	116,120	70,101	1,018,894	4,683
POSCO FUTURE M CO.,LTD.	6,765,713	3,980,328	2,785,385	3,608,988	(222,038)
POSCO M-TECH	149,758	37,945	111,813	346,628	568
POSCO INTERNATIONAL Corporation	12,692,301	6,981,884	5,710,417	27,388,739	510,930
POSCO MOBILITY SOLUTION	957,411	406,888	550,523	1,179,247	(35,088)
POSCO-Pilbara LITHIUM SOLUTION Co., Ltd.	1,254,635	1,038,612	216,023	30,237	(122,852)
QSONE Co.,Ltd.	232,238	44,188	188,050	23,087	8,852
[Foreign]
POSCO America Corporation	182,232	8,496	173,737	13,260	6,839
POSCO AUSTRALIA PTY LTD(*1)	1,030,657	72,827	957,831	147,136	80,352
POSCO Asia Co., Ltd.	917,019	621,154	295,864	64,318	(8,867)
POSCO-CTPC Co., Ltd.	108,172	47,479	60,692	264,923	—
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.	1,047,884	654,532	393,352	3,042,140	(129,933)
POSCO (Thailand) Company Limited	197,326	77,129	120,197	407,074	2,400
Qingdao Pohang Stainless Steel Co., Ltd.	135,759	33,597	102,162	211,357	(14,197)
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	441,569	252,305	189,265	783,814	(2,773)
POSCO-China Holding Corp.	1,018,689	512,006	506,683	20,500	(17,866)
POSCO JAPAN Co., Ltd.	212,669	8,031	204,638	15,989	2,985
POSCO-India Pune Processing Center. Pvt. Ltd.	209,999	156,856	53,144	483,584	1,129
POSCO Japan PC CO.,LTD	352,915	262,886	90,028	615,346	6,430
POSCO-CFPC Co., Ltd.	331,811	257,870	73,941	980,637	(96)
POSCO MPPC S.A. de C.V.	661,110	536,852	124,258	1,008,224	3,709
POSCO-VIETNAM Co., Ltd.	350,524	337,418	13,106	835,631	1,136
POSCO MEXICO S.A. DE C.V.	749,960	475,331	274,629	999,807	16,243
POSCO Thainox Public Company Limited	512,321	115,149	397,172	576,912	14,948
POSCO Center Beijing	457,044	253,675	203,369	32,514	1,065
POSCO COATED STEEL (THAILAND) CO., LTD.	324,391	228,055	96,336	402,981	(3,165)
POSCO INTERNATIONAL AMARA Co., Ltd.	322,963	479,031	(156,068)	43,629	(45,325)
POSCO VST CO., LTD.	304,235	224,360	79,875	510,914	15,771
POSCO Maharashtra Steel Private Limited	1,471,597	695,297	776,300	1,785,238	180,957
POSCO INDIA PROCESSING CENTER PRIVATE LIMITED	424,014	310,883	113,131	1,003,522	9,669
POSCO (Liaoning) Automotive Processing Center Co., Ltd.	89,444	31,260	58,184	209,207	2,339
POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	466,488	142,002	324,486	423,938	(24,091)
PT. KRAKATAU POSCO ENERGY	296,566	89,437	207,130	34,777	12,578
POSCO INTERNATIONAL AMERICA CORP.	726,447	489,622	236,825	2,651,352	54,727
POSCO INTERNATIONAL Deutschland GMBH	503,928	488,965	14,963	1,099,624	(2,776)
POSCO INTERNATIONAL JAPAN CORP.	998,144	821,148	176,996	2,966,044	21,235
POSCO INTERNATIONAL SINGAPORE PTE. LTD.	217,546	194,011	23,534	3,225,062	6,560
POSCO INTERNATIONAL ITALIA S.R.L.	291,810	271,429	20,381	862,642	2,321
PT. KRAKATAU POSCO(*1)	3,523,003	2,874,800	648,203	2,817,274	(168,700)
POSCO ASSAN TST STEEL INDUSTRY	568,566	568,513	53	503,646	(23,238)
POSCO AMERICA ALABAMA PROCESSING CENTER CO., LTD.	204,257	192,542	11,715	347,192	(7,963)
POSCO Argentina S.A.U.	2,786,535	1,260,950	1,525,585	3,203	(128,649)
POSCO-MKPC SDN BHD	164,150	72,783	91,367	257,822	7,271
Senex Holdings PTY LTD(*1)	2,269,190	910,149	1,359,041	268,350	16,389

(*1)

Summarized financial information of POSCO AUSTRALIA PTY LTD, PT. KRAKATAU POSCO and Senex Holdings PTY LTD, a subsidiary of POSCO HOLDINGS INC., are based on its consolidated financial information. The financial information of the other entities is based on separate financial statements of each entity.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

1. General Information (cont’d)

(d)	Details of non-controlling interests by key entities as of and for the years ended December 31, 2025 and 2024 are as follows:

1) As of and for the year ended December 31, 2025

(in millions of Won)	POSCO INTERNATIONAL Corporation	POSCO FUTURE M CO., LTD	POSCO Eco & Challenge CO., LTD.	POSCO DX
Current assets	7,555,975	2,170,138	5,882,803	611,990
Non-current assets	11,197,035	6,973,758	2,400,954	222,402
Current liabilities	6,612,176	1,658,341	3,995,466	251,651
Non-current liabilities	4,328,180	2,973,477	1,249,252	10,180
Equity	7,812,654	4,512,078	3,039,039	572,561
Non-controlling interests	989,277	969,142	1,304,255	185,187
Sales	32,373,604	2,938,698	6,903,145	1,075,175
Profit (loss) for the period	636,802	36,522	(477,566)	52,624
Profit (loss) attributable to non-controlling interests	42,727	17,039	(89,890)	6,595
Cash flows from operating activities	1,941,539	(33,577)	(950,239)	145,951
Cash flows from investing activities	(1,329,738)	(1,726,808)	444,649	(6,201)
Cash flows from financing activities	(465,306)	1,430,280	933,357	(21,378)
Effect of exchange rate fluctuation on cash held	(30,393)	5,730	(11,658)	(602)
Net increase (decrease) in cash and cash equivalents	116,102	(324,375)	416,109	117,770

2) As of and for the year ended December 31, 2024

(in millions of Won)	POSCO INTERNATIONAL Corporation	POSCO FUTURE M CO., LTD	POSCO Eco & Challenge CO., LTD.	POSCO DX
Current assets	8,268,175	2,112,748	5,217,785	676,688
Non-current assets	9,068,151	5,819,711	2,444,945	215,765
Current liabilities	6,659,697	1,570,070	3,342,723	355,027
Non-current liabilities	3,327,166	3,041,884	806,239	11,528
Equity	7,349,463	3,320,506	3,513,768	525,898
Non-controlling interests	1,089,512	700,123	1,498,967	169,964
Sales	32,340,793	3,699,944	9,468,701	1,473,291
Profit for the period	503,410	(231,338)	50,986	88,599
Profit attributable to non-controlling interests	104,424	(78,781)	39,225	29,331
Cash flows from operating activities	876,881	670,850	13,430	97,800
Cash flows from investing activities	(846,138)	(1,810,360)	(76,358)	(12,603)
Cash flows from financing activities	(176,074)	1,375,379	(360,662)	(17,219)
Effect of exchange rate fluctuation on cash held	65,672	18,768	14,878	1,039
Net increase (decrease) in cash and cash equivalents	(79,659)	235,869	(408,712)	69,017

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

1. General Information (cont’d)

(e)	Details of associates and joint ventures

1) Associates

Details of associates as of December 31, 2025 and 2024 are as follows:

		Ownership (%)
Investee	Category of business	2025	2024	Region
[Domestic]
New Songdo International City Development, LLC	Real estate rental	29.90	29.90	Incheon
Gale International Korea, LLC	Real estate rental	29.90	29.90	Incheon
KONES, Corp.(*4)	Technical service	—	27.41	Gyeongju
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	Real estate development	29.53	29.53	Chungju
DAEHO GLOBAL MANAGEMENT CO., LTD.	Investment advisory service	35.82	35.82	Pohang
Gunggi Green Energy(*1)	Electricity generation	19.00	19.00	Hwaseong
Pohang Special Welding Co.,Ltd.	Welding material and tools manufacturing and sales	50.00	50.00	Pohang
EQP POSCO Global NO1 Natural Resources Private Equity Fund	Investment in new technologies	27.23	27.23	Seoul
KC Chemicals CORP.(*1)	Machinery manufacturing	18.76	18.76	Hwaseong
Chun-cheon Energy Co., Ltd	Electricity generation	49.10	49.10	Chuncheon
Noeul Green Energy(*1)	Electricity generation	10.00	10.00	Seoul
Posco-IDV Growth Ladder IP Fund(*3)	Investment in new technologies	—	17.86	Seoul
Pohang E&E Co., LTD	Investment in waste energy	30.00	30.00	Pohang
POSCO Energy Valley Fund	Investment in new technologies	20.00	20.00	Pohang
Posco Culture Contents Fund	Investment in new technologies	31.68	31.68	Seoul
PCC Amberstone Private Equity Fund 1(*1)	Investment in new technologies	8.80	8.80	Seoul
UITrans LRT Co., Ltd.	Transporting	38.19	38.19	Seoul
POSCO Advanced Technical Staff Fund(*1)	Investment in new technologies	15.84	15.87	Seoul
POSCO 4th Industrial Revolution Fund(*1)	Investment in new technologies	19.05	19.05	Seoul
Pureun Tongyeong Enviro Co., Ltd.	Sewerage treatment	20.40	20.40	Tongyeong
Pure Gimpo Co., Ltd.	Construction	28.79	28.79	Gimpo
Posgreen Co., Ltd.(*1)	Lime and plaster manufacturing	19.00	19.00	Gwangyang
Clean Iksan Co., Ltd.	Construction	23.50	23.50	Iksan
Innovalley Co., Ltd.	Real estate development	29.48	29.48	Yongin
BLUE OCEAN Private Equity Fund	Private equity financial	27.52	27.52	Seoul
Pocheon-Hwado Highway Corp.	Investment in Expressway	27.89	27.89	Incheon
INNOPOLIS Job Creation Fund II(*1)	Investment in new technologies	6.13	6.13	Seoul
Samcheok Blue Power Co.,Ltd.	Generation of electricity	34.00	34.00	Samcheok
INKOTECH, INC.(*1)	Electricity generation and sales	10.00	10.00	Seoul
PCC Social Enterprise Fund II(*1)	Investment in new technologies business	16.67	16.67	Seoul
PCC-Conar No.1 Fund(*1)	Investment in new technologies business	14.88	14.88	Pohang
HYOCHUN Co., Ltd(*1)	Screen door operation	18.00	18.00	Seoul
IBKC-PCC 1st Fund(*1)	Investment in new technologies business	18.18	18.18	Pohang
PCC-Woori LP secondary Fund(*1)	Investment in new technologies business	18.85	18.85	Pohang
Link City PFV Inc.	Contruction, housing construction and sales	44.00	44.00	Uijeongbu
BNH-POSCO Bio Healthcare Fund(*1)	Investment in new technologies business	18.14	18.14	Pohang
PCC-BM Project Fund(*1)	Investment in new technologies business	8.77	8.77	Pohang
Energy Innovation Fund I(*1)	Investment in new technologies business	10.11	10.11	Pohang
Consus PS development Professional Private Real Estate Fund	Real estate development	50.00	50.00	Seoul
POSTECH Holdings 4th Fund	Private Investment Association	40.00	40.00	Pohang
SNU STH IP Fund	Private Investment Association	33.33	33.33	Seoul
G&G Technology Innovation Fund No.1(*1)	Investment in new technologies business	13.97	13.97	Seongnam
PCC-KAI Secondary I Fund(*1)	Investment in new technologies business	19.14	19.12	Seoul
2021 PCC Bio New Technology Fund(*1)	Investment in new technologies	5.45	5.45	Pohang
Consus BG Private Real Estate Fund No.2	Real estate development	50.00	50.00	Seoul
Consus NewDeal Infra Development Specialized Private Special Asset Investment Trust 1	Investment Association	40.00	40.00	Seoul
Hybrid ESG Secondary Venture No.1(*1)	Investment Association	18.27	18.27	Pohang
PCC-Bailey Project Fund(*1)	Investment in new technologies business	7.27	7.27	Pohang
CR Inotech Co., Ltd.(*1)	Manufacturing	19.00	19.00	Gwangyang
Posco JK Solid Solution Co., ltd.	Material manufacturing for rechargeable battery	40.00	40.00	Yangsan
PCC-Xinova PRE-IPO Fund(*1)	Investment in new technologies business	0.91	0.91	Pohang
Consus OS Private Real Estate Fund 2	Real estate development	50.00	50.00	Seoul
C&P Advanced Material Technology Co., Ltd.	Precursor manufacturing and sales	20.00	20.00	Pohang
P&O Chemical Co., Ltd(*4)	Chemical production	—	51.00	Gwangyang
FEWM CO., LTD.(*2)	Industrial gas production	40.00	—	Yongin
Gyeongbuk-Posco Innovative growth Venture Fund(*2)	Investment in new technologies business	24.73	—	Seoul

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

1. General Information (cont’d)

		Ownership (%)
Investee	Category of business	2025	2024	Region
[Foreign]
POSCHROME (PROPRIETARY) LIMITED	Raw material manufacturing and sales	50.00	50.00	South Africa
CAML RESOURCES PTY LTD	Raw material manufacturing and sales	33.34	33.34	Australia
PT. Wampu Electric Power	Construction and civil engineering	20.00	20.00	Indonesia
POSK(Pinghu) Steel Processing Center Co., Ltd.	Steel processing and sales	20.00	20.00	China
PT.INDONESIA POS CHEMTECH CHOSUN Ref	Refractory manufacturing and sales	30.19	30.19	Indonesia
NS-Thainox Auto Co., Ltd.	Stainless sales and transporting	49.00	49.00	Thailand
PT. Tanggamus Electric Power(*1)	Construction and civil engineering	17.50	17.50	Indonesia
LLP POSUK Titanium	Titanium manufacturing and sales	35.30	35.30	Kazakhstan
IMFA ALLOYS FINLEASE LTD	Raw material manufacturing and sales	24.00	24.00	India
KRAKATAU POS-CHEM DONG-SUH CHEMICAL(*1)	Chemical by-product manufacturing and sales	19.00	19.00	Indonesia
9404-5515 Quebec Inc.	Investments management	25.85	25.85	Canada
Hamparan Mulya	Resource development	45.00	45.00	Indonesia
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd.	Steel manufacturing and sales	25.00	25.00	China
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	Steel processing and sales	25.00	25.00	China
POS-SeAH Steel Wire (Thailand) Co., Ltd.	Steel manufacturing and sales	25.00	25.00	Thailand
Jupiter Mines Limited(*1)	Resource development	6.89	6.89	Australia
SAMHWAN VINA CO., LTD(*1)	Steel manufacturing and sales	17.26	17.26	Vietnam
Saudi-Korean Company for Maintenance Properties Management LLC(*1)	Building management	19.00	19.00	Saudi Arabia
NCR LLC	Coal sales	22.05	22.05	Canada
AMCI (WA) PTY LTD	Iron ore sales & mine development	49.00	49.00	Australia
SHANGHAI LANSHENG DAEWOO CORP.	Trading	49.00	49.00	China
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.	Trading	49.00	49.00	China
General Medicines Company Ltd.	Medicine manufacturing and sales	33.00	33.00	Sudan
KOREA LNG LTD.	Gas production and sales	20.00	20.00	England
AES-VCM Mong Duong Power Company Limited(*4)	Electricity generation	—	30.00	Vietnam
South-East Asia Gas Pipeline Company Ltd.	Pipeline construction and management	25.04	25.04	Myanmar
GLOBAL KOMSCO Daewoo LLC	Cotton celluloid manufacturing and sales	35.00	35.00	Uzbekistan
POSCO-Poggenamp Electrical Steel Pvt. Ltd.(*4)	Steel processing and sales	—	26.00	India
Qingdao Pohang DGENX Stainless SteelPipeCo., Ltd	Exhaust meter manufacturing	40.00	40.00	China
SHINPOONG DAEWOO PHARMA VIETNAM CO.,LTD(*4)	Medicine production	—	3.42	Vietnam
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	Anode material Production	40.00	40.00	China
MONG DUONG FINANCE HOLDINGS B.V.(*4)	Financial Holdings	—	30.00	Netherlands
FQM Australia Holdings Pty Ltd	Non-ferrous metal Mining	24.32	24.32	Australia
Qingdao ZhongShou New Energy Technology Co.,Ltd(*1)	Artificial Graphite manufacturing	13.00	13.00	China
Black Rock Mining LTD(*1)	Mining	7.45	10.07	Australia
Inner Mongolia Sinuo New Material Technology Co.,Ltd(*1)	Artificial Graphite manufacturing	10.12	12.85	China
ZHANGJIAGANG XIAO-SHA COIL SERVICE CENTER CO.,LTD(*1)	Steel processing and sales	17.50	17.50	China
AJI Marketing and Sales, LLC(*3)	Coal sales	—	22.05	USA
M RES NSW HCC II Pty Ltd(*2)(*5)	Mining	92.31	—	Australia
POSCO FLOW Holdings(Thailand) Co., Ltd(*2)	Logistics	49.00	—	Thailand
Posco Flow(Thailand) Co., Ltd(*2)	Logistics	49.00	—	Thailand

(*1)	The Group has determined that it has significant influence even though the Group’s percentage of ownership is less than 20% considering the composition of board of directors.
(*2)	During the year ended December 31, 2025, the entity was newly classified to associates.
(*3)	During the year ended December 31, 2025, the entity was excluded from associates due to liquidation.
(*4)	During the year ended December 31, 2025, the entity was excluded from associates due to sale of interest.
(*5)

Although the Group holds a majority equity interest as of year-end, it has determined that it has significant influence considering its representation on the board of directors, and thus classified it as an investment in an associate.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

1. General Information (cont’d)

2) Joint ventures

Details of joint ventures as of December 31, 2025 and 2024 are as follows:

	Category of business	Ownership (%)
Investee		2025	2024	Region
[Domestic]
POSCO MC MATERIALS	Steel processing and sales	60.00	60.00	Gwangyang
SNNC	Raw material manufacturing and sales	49.00	49.00	Gwangyang
POSCO-KB Shipbuilding Restructuring Fund	Investment in new technologies	18.75	18.75	Seoul
POSCO-NSC Venture Fund	Investment in new technologies	16.67	16.67	Seoul
PoscoPlutus Project 3rd Project fund	Investment in new technologies	5.96	5.96	Seoul
PCC Bio 2nd Fund	Investment in new technologies	19.72	19.72	Seoul
Union PCC Portfolio Fund	Investment in new technologies	14.12	14.12	Seoul
Eco Energy Solution Co., ltd.	Service	50.00	50.00	Seoul
FLOW K CO., Ltd.(*1)	Logistics and warehousing	—	40.00	Gwangyang
[Foreign]
KOBRASCO	Steel materials manufacturing and sales	50.00	50.00	Brazil
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Steel processing and sales	25.00	25.00	China
POSCO-SAMSUNG-Slovakia Processing Center	Steel processing and sales	30.00	30.00	Slovakia
YULCHON MEXICO S.A. DE C.V.	Tube for automobile manufacturing	11.85	11.85	Mexico
Hyunson Engineering & Construction HYENCO	Construction	4.89	4.89	Algeria
POSCO E&C Saudi Arabia	Civil engineering and construction	40.00	40.00	Saudi Arabia
Pos-Austem Suzhou Automotive Co., Ltd	Automotive parts manufacturing	19.90	19.90	China
POS-InfraAuto (Suzhou) Co., Ltd	Automotive parts manufacturing	16.20	16.20	China
POS-AUSTEM YANTAI AUTOMOTIVE CO., LTD	Automotive parts manufacturing	11.10	11.10	China
POS-AUSTEM WUHAN AUTOMOTIVE CO., LTD	Automotive parts manufacturing	7.43	7.43	China
DMSA/AMSA	Energy & resource development	3.89	3.89	Madagascar
Roy Hill Holdings Pty Ltd	Energy & resource development	12.50	12.50	Australia
POSCO-NPS Niobium LLC	Mine development	50.00	50.00	USA
HBIS-POSCO Automotive Steel Co., Ltd	Steel manufacturing and sales	50.00	50.00	China
PT NICOLE METAL INDUSTRY	Nickel smelting	49.00	49.00	Indonesia
Hydrogen Duqm LLC	Green hydrogen/Ammonia product business development	44.80	44.80	Oman
Nickel Mining Company SAS	Raw material manufacturing and sales	49.00	49.00	New Caledonia

(*1)	The entity was reclassified as a subsidiary during the period as a result of the acquisition of additional equity interest.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

1. General Information (cont’d)

(f)	New subsidiaries

Consolidated subsidiaries acquired or newly established during the year ended December 31, 2025 are as follows:

Company	Date of addition	Ownership (%)	Reason
POSCO DEEPTECH IP FUND	June 2025	60.00	New establishment
FUTURE GRAPH CO., LTD.	June 2025	100.00	New establishment
CHEMGAS KOREA CO.,LTD	July 2025	100.00	Acquisition
POSCO-EVER NEW MEDICAL Investment Fund	July 2025	60.00	New establishment
POSCO Stainless Precision & Processing	August 2025	100.00	New establishment
POSCO INTERNATIONAL CVC 1st Fund	August 2025	100.00	New establishment
POSCO CVC 1st Fund	August 2025	100.00	New establishment
New Zero 2nd Co., Ltd.	September 2025	100.00	Acquisition
POSCO DX CVC 1st Fund	September 2025	100.00	New establishment
POSCO Group AC Fund I	September 2025	100.00	New establishment
POSCO Safety Solution	September 2025	100.00	New establishment
Startup Korea Posco group Openinnovation Fund	November 2025	70.00	New establishment
POSCO INTERNATIONAL ALASKA ENERGY LLC	November 2025	100.00	New establishment
FLOW K CO., Ltd.	November 2025	70.00	Transferred from associate to subsidiary
POSCO FLOW VIETNAM CO., LTD	December 2025	100.00	New establishment
PT. Prime Agri Resources	December 2025	65.72	Acquisition

(g)	Loss of control

Subsidiaries for which the Group has lost control during the year ended December 31, 2025 are as follows:

Company	Date of exclusion	Reason
SANPU TRADING Co., Ltd.	May 2025	Liquidation
New Energy Hub	June 2025	Merger
POSCO CNGR Nickel Solution	July 2025	Liquidation
POSCO ENGINEERING & CONSTRUCTION VIETNAM COMPANY LIMITED	August 2025	Divestiture
SK SOLRA POWER GENERATION COPORATION	August 2025	Divestiture
POSCO (Suzhou) Steel Processing Center Co., LTD	October 2025	Liquidation
SUZHOU POSCO-CORE TECHNOLOGY CO., LTD	December 2025	Divestiture
Mastern No.123 Yeoju Samgyo PFV CO., Ltd	December 2025	Divestiture
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA	December 2025	Liquidation
Consus Private Real Estate Fund 2	December 2025	Liquidation
Consus Pf Private Real Estate Fund No.2	December 2025	Liquidation

2. Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”), enacted by the Act on External Audit of Stock Companies in the Republic of Korea.

The consolidated financial statements were authorized for issue by the Board of Directors on February 3, 2026 and will be submitted for approval at the shareholders’ meeting to be held on March 24, 2026.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

2. Statement of Compliance (cont’d)

Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for the following material items in the statement of financial position, as described in the accounting policy below.

(a)	Derivatives instruments measured at fair value

(b)	Financial instruments measured at fair value through profit or loss

(c)	Financial instruments measured at fair value through other comprehensive income

(d)	Defined benefit liabilities measured at the present value of the defined benefit obligation less the fair value of the plan assets

Functional and presentation currency

The financial statements of POSCO HOLDINGS INC. and its subsidiaries are prepared in functional currency of the respective operation. These consolidated financial statements are presented in Korean Won, which is POSCO HOLDINGS INC.’s functional currency which is the currency of the primary economic environment in which POSCO HOLDINGS INC. operates.

Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

(a)	Judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 1 - Subsidiaries, associates and joint ventures

•	Note 11 - Investments in associates and joint ventures

•	Note 12 - Joint operations

(b)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next reporting period year is included in the following notes:

•	Note 15 - Goodwill and other intangible assets, net

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

2. Statement of Compliance (cont’d)

•	Note 20 - Provisions

•	Note 21 - Employee benefits

•	Note 23 - Financial instruments

•	Note 29 - Revenue – contract balances

•	Note 35 - Income taxes

•	Note 38 - Commitments and contingencies

(c)	Measurement of fair value

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established control framework with respect to the measurement of fair values. This includes the valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Group’s Audit Committee.

When measuring the fair value of an asset or a liability, the Group uses market observable data to the greatest extent possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about the assumptions made in measuring fair values is included in the following note:

•	Note 23 - Financial instruments

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

2. Statement of Compliance (cont’d)

Changes in Accounting Policies

Except for the standards and amendments applied for the first time for the reporting period commenced January 1, 2025 described below, the accounting policies applied by the Group in the consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2024.

(a)	Amendments to KIFRS 1021: The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability

For annual reporting periods beginning on or after January 1, 2025, Amendments to KIFRS 1021 The Effects of Changes in Foreign Exchange Rates – Lack of Exchangeability specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. The amendments had no impact on the Group’s consolidated financial statements.

(b)	Amendments to KIFRS 1117 Insurance Contracts: Disclosure of Estimation Techniques for Inputs Used in Measuring Insurance Contract

For annual reporting periods ending on or after December 31, 2025, Amendments to KIFRS 1117 Insurance Contracts introduce additional disclosure requirements. In certain circumstances, an entity may have insufficient historical data or experience available for specific insurance products. In such cases, insurance-related laws or regulations may require the application of principle-based estimation techniques. Where the estimation techniques used by the entity to determine inputs applied in the measurement of insurance contracts differ from the principle-based estimation techniques required by applicable insurance-related regulations, and the entity concludes that information about such differences is relevant and material to users of the financial statements, the entity is required to disclose the following information:

•

the estimation techniques for inputs used based on significant judgments by the entity including the basis for those judgments and how they differ from the principle-based estimation techniques required by applicable regulations; and

•

the effects on the estimates of future cash flows, the contractual service margin, insurance revenue and insurance service expenses that would arise if the principle-based estimation techniques required by applicable regulations had been applied.

However, these amendments are effective only until the annual reporting periods ending on December 31, 2029. The amendments had no impact on the Group’s consolidated financial statements.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

3. Material Accounting Policy Information

The material accounting policy information applied by the Group in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, except for those as disclosed in note 2.

Basis of consolidation

(a)	Business combinations

The Group accounts for business combinations applying the acquisition method.

(b)	Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

(c)	Subsidiaries

The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(d)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(e)	Business combination of entities or businesses under common control

In a business combination of entities or businesses under common control, the assets acquired and liabilities acquired are recognized at their carrying amounts in the consolidated financial statements of the Group. The difference between the consideration transferred and the carrying amount of the net assets acquired is adjusted in capital surplus.

Foreign operations

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

3. Material Accounting Policy Information (cont’d)

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term investments in highly liquid securities that are readily convertible to known amounts of cash with maturities of three months or less from the acquisition date and which are subject to an insignificant risk of changes in value. Equity investments are excluded from cash and cash equivalents.

Non-derivative financial assets

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at financial assets measured at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

(a)	Financial assets measured at amortized cost

Financial assets measured at amortized cost are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, gains and losses on foreign currency translation and impairment losses are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

(b)	Equity instruments measured at fair value through other comprehensive income

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income. This election is made on an investment-by-investment basis.

Equity instruments measured at fair value through other comprehensive income are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in other comprehensive income and never reclassified to profit or loss.

(c)	Financial assets measured at fair value through profit or loss

All financial assets not classified as measured at amortized cost of fair value through other comprehensive income as described above are measured at fair value through profit or loss. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at fair value through other comprehensive income as at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

3. Material Accounting Policy Information (cont’d)

Financial assets measured at fair value through profit or loss are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

(e)	Derecognition of financial assets

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership. If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

Inventories

Inventory costs, except materials-in-transit in which costs are determined by using specific identification method, are determined by using the total average method or moving-weighted average method. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The allocation of fixed production overheads to the costs of finished goods or work in progress are based on the normal capacity of the production facilities.

Non-current assets held for sale

Non-current assets or disposal groups comprising assets and liabilities that are expected to be recovered primarily through sale rather than through continuing use and are highly probable for immediate sale in their present condition are classified as held for sale.

Investment property

Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses. Depreciation methods, useful lives and residual values are identical to those applied for property, plant and equipment.

Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and any accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, when the Group has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

3. Material Accounting Policy Information (cont’d)

The cost of replacing a part of an item is recognized in the carrying amount of the item of property, plant and equipment, if the following recognition criteria are met:

(a) it is probable that future economic benefits associated with the item will flow to the Group, and

(b) the cost can be measured reliably.

The carrying amount of the replaced part is derecognized at the time the replacement part is recognized. The costs of the day-to-day servicing of the item are recognized in profit or loss as incurred.

Items of property, plant and equipment are depreciated from the date they are available for use or, in respect of self-constructed assets, from the date that the asset is completed and ready for use. Other than land, the costs of an asset less its estimated residual value are depreciated. Depreciation of property, plant and equipment is recognized in profit or loss on a straight-line basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset, over the estimated useful lives of each component of an item of property, plant and equipment. Land is not depreciated.

The estimated useful lives of property, plant and equipment are as follows:

Buildings	5-50 years
Structures	4-50 years
Machinery and equipment	2-25 years
Vehicles	3-20 years
Tools	3-20 years
Furniture and fixtures	3-20 years
Lease assets	2-45 years
Bearer plants	20 years

Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. Financial assets, and inventories that are manufactured, or otherwise produced, over a short period of time, are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

3. Material Accounting Policy Information (cont’d)

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, certain intangible assets (i.e., club membership) do not have foreseeable limitations on the period during which they can be utilized, therefore, if the useful life of these intangible assets is assessed as indefinite, they are not being amortized.

Intellectual property rights	4-25 years
Development expense	3-5 years
Port facilities usage rights	4-75 years
Other intangible assets	2-15 years

Exploration for and evaluation of mineral resources

POSCO HOLDINGS INC. is engaged in exploration projects for mineral resources through subsidiaries, associates and joint ventures or other contractual arrangements. Expenditures related to the development of mineral resources are recognized as exploration or development intangible assets. The nature of these intangible assets are as follows:

(a)	Exploration and evaluation assets

Exploration and evaluation assets consist of expenditures for topographical studies, geophysical studies and trenching. These assets are reclassified as development assets when it is proved that the exploration has identified commercially viable mineral deposit.

(b)	Development assets

Upon completion of development and inception of extraction for commercial production of developed proved reserves, the development assets are reclassified as either property, plant and equipment or as intellectual property rights (mining rights) under intangible assets based on the nature of the capitalized expenditure.

Government grants

(a)	Grants related to assets

Government grants whose primary condition is that the Group purchases, constructs or otherwise acquires long-term assets are deducted from the carrying amount of the assets and recognized in profit or loss on a systematic and rational basis over the life of the depreciable assets.

(b)	Grants related to income

Government grants which are intended to compensate the Group for expenses incurred are deducted from the related expenses.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

3. Material Accounting Policy Information (cont’d)

Leases

1)	As a lessee

At inception or reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

The Group presents right-of-use assets in the same line item as is presents underlying assets of the same nature that it owns, and lease liabilities are included in other payables on the consolidated statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

2)	As a lessor

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. The Group considers certain indicators such as whether the lease is for a major part of the economic life of the asset.

The Group leases out its investment properties. The Group classifies these leases as operating leases. The Group recognizes lease payments received under lease agreements as revenue on a straight-line basis over the lease term.

The Group provides subleases for assets such as vessels and others.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

3. Material Accounting Policy Information (cont’d)

Impairment of financial assets

The Group recognizes loss allowance for expected credit losses on:

•	financial assets measured at amortized cost

•	debt instruments measured at fair value through other comprehensive income

•	lease receivables, contractual assets, loan commitments, and financial guarantee contracts.

(a)	Judgments on credit risk

The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due. The Group considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held). The Group considers a debt security to have low credit risk when its credit risk rating is equivalent to investment grade defined by reliable credit rating agencies.

(b)	Expected credit losses

Expected credit losses for financial assets measured at amortized cost are recognized in profit or loss. Loss allowances for financial assets measured at amortized cost are deducted from carrying amount of the assets. For debt instruments measured at fair value through other comprehensive income, the loss allowance is charged to profit or loss and is recognized in other comprehensive income.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

3. Material Accounting Policy Information (cont’d)

(c)	Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets measured at amortized cost and debt instrument measured at fair value through other comprehensive income are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Objective evidence that a financial asset or group of financial assets are impaired includes:

•	significant financial difficulty of the issuer or borrower

•	a breach of contract, such as a default or delinquency in interest or principal payments

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider.

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization

•	the disappearance of an active market for the financial assets because of financial difficulties

(d)	Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion. The Group individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery based on continuous payments and extinct prescriptions. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from contract assets, contract assets recognized in accordance with revenue from contracts with customers, employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

Management estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then management estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Group determined that individual operating entities are CGUs.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

3. Material Accounting Policy Information (cont’d)

Derivative financial instruments, including hedge accounting

Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized as described below.

(a)	Hedge accounting

The Group holds currency swaps, currency forwards and commodity future contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

¦ Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. Change in the fair value of the hedged item attributable to the risk hedged is also recognized in profit or loss.

¦ Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

(b)	Other derivatives

Changes in the fair value of a derivative that is not designated as a hedging instrument are recognized immediately in profit or loss.

Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities measured at fair value through profit or loss or financial liabilities measured at amortized cost in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

3. Material Accounting Policy Information (cont’d)

Construction work in progress

The gross amount due from customers for contract work is presented for all contracts in which profits multiply cumulative percentage-of-completion exceed progress billings. If progress billings exceed profits multiply cumulative percentage-of-completion, the gross amount due to customers for contract work is presented. The amount received from the customer before the construction work is performed is recognized as an advanced received. The amount billed for completed construction work is recognized as accounts receivable (a receivable).

The Group accounts for the remaining rights and performance obligation on the contract with the customers on a net basis. Due from customers for contract work and due to customers for contract work for same contract are offset and presented on a net basis.

Employee benefits

The Group’s net obligation in respect of defined benefit plans is calculated using the projected unit credit method.

Provisions

A Provision for warranties is recognized when the underlying products or services are sold, based on historical warranty data and a weighting of possible outcomes against their associated probabilities.

Regarding provision for construction warranties, warranty period starts from the completion of construction in accordance with construction contracts. If the Group has an obligation for warranties, provision for warranties which are estimated based on historical warranty data are recorded as cost of construction and provision for warranties during the construction period.

If the estimated total contract cost of the construction contract exceeds the total contract revenue, the estimated contract cost exceeding the contract revenue is recognized as a provision for construction losses in the remaining contract for which construction has not proceeded.

A provision for restoration regarding contamination of land is recognized in accordance with the Group’s announced Environment Policy and legal requirement as needed.

Emission Rights

The Group accounts for greenhouse gases emission right and the relevant liability as follows pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission which became effective in Korea in 2015.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

3. Material Accounting Policy Information (cont’d)

(a)	Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances which are allocated from the government free of charge and those purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

Emission rights held for the purpose of performing the obligation are classified as intangible asset and initially measured at cost and subsequently carried at cost less accumulated impairment losses. The Group derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government when the future economic benefits are no longer expected to be probable.

(b)	Emission liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. Emission liability is recognized when there is a high possibility of outflows of resources in performing the obligation and the costs required to perform the obligation are reliably estimable. Emission liability is an amount of estimated obligations for emission rights to be submitted to the government for the performing period. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession and the unit price for such emission rights in the market at the end of the reporting period. The emission liability is derecognized when submitted to the government.

Hybrid Bonds

Debt and equity instruments issued by the Group are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of financial liability and an equity instrument. When the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the instruments are classified as equity instruments.

Revenue from contracts with customers

Revenue is measured based on the consideration promised in the contract with the customer. The Group recognizes revenue when the control over a good or service is transferred to the customer. The following are the revenue recognition policies for performance obligations in the contracts with customers in accordance with KIFRS 1115.

(a) Sale of good

The goods sold by the Group consist mainly of steel products from the steel segment and products such as steel, chemicals, auto parts and machinery in the trade segment.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

3. Material Accounting Policy Information (cont’d)

For domestic sales, the control of the product is usually transferred to the customer when the product is delivered to the customer, at which point in time revenue is recognized. Invoices are generally due within 10 to 90 days. When a customer makes payment prior to the due date, they are offered a discount at certain percentage of the invoice amount.

For export sales, revenue is recognized at the time when control of the product is transferred to the customer based on the “International Commercial Terms (Incoterms) for Interpretation of Trade Terms” prescribed in the respective contracts, and the Group’s export contract generally transfers control to the customer at the shipping of the product. Invoices are usually issued at the date of bill of lading and revenues are recognized based on the terms of Letter of Credit (L/C), Acceptance Condition (D/A), Payment Condition (D/P), Telegraphic Transfer (T/T) and others.

The Group provides certain discount when the customer prepays according to the payment terms. The Group recognized revenue only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when discount period expires.

(b) Transportation service

For the performance obligation for transportation services included in the Group’s product sales contracts, revenue is recognized over the period when in which the services are provided and the revenue is measured by reference to examining the degree to which the service has been completed so far. The billing date and payment terms for the service charge are the same as the billing date and payment terms for sale of goods.

(c) Construction contracts

In the case of construction contracts where the Group renders construction services for plants, etc., the customer controls the assets as they are being constructed. This is because under those contracts, the Group is able to perform construction or design services to meet the customer’s specifications, and if a contract is terminated by the customer, the Group is entitled to reimbursement of all costs incurred to date, including a reasonable margin. When the contract can be reliably estimated, the Group recognizes the contract revenue and contract cost as revenue and costs based on the progress of the contract activity as of the end of the reporting period. The percentage of completion is determined based on the proportion that contract costs incurred for work performed excluding contract cost incurred that do not reflect the stage of completion to date bear to the estimated total contract costs.

If the outcome of the contract cannot be reliably estimated, the revenue is recognized only to the extent of the contract costs that are probable to be recovered.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

3. Material Accounting Policy Information (cont’d)

When it is probable that total contract costs will exceed total contract revenue, the expected losses are immediately recognized as an expense.

The Group issues an invoice when the customer has completed a progress confirmation and generally the payment is due within 45 days from the invoice date.

(d) Certain construction contracts for apartments

For certain construction service contracts for apartments where the criterion of an enforceable right to payment for performance is met under KIFRS 1115, even if the legal ownership or physical occupancy of the incomplete construction is not transferred to the customer during the construction period, revenue is recognized based on percentage of completion by considering the terms and conditions described in the relevant law and contracts such as the guarantee for sale policy, government approval on business plan, payment and termination terms. For certain construction contracts for apartments and shopping centers where the criterion of an enforceable right to payment for performance is not met during the construction period, the Group recognizes revenue upon completion of construction when the control of the apartments and shopping centers are transferred to customers.

In the meantime, the billing point and settlement terms of the pre-sale contract differ depending on the contract terms.

Finance income and finance costs

The Group’s finance income and finance costs include:

•	interest income;

•	interest expense;

•	dividend income;

•	the foreign currency gain or loss on financial assets and financial liabilities;

•	the net gain or loss on financial assets measured at fair value through profit or loss;

•	hedge ineffectiveness recognized in profit or loss; and

•	the net gain or loss on the disposal of investments in debt securities measured at fair value through other comprehensive income.

Interest income or expense is recognized using the effective interest method. Dividend income is recognized in profit or loss on the date on which the Group’s right to receive payment is established.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

3. Material Accounting Policy Information (cont’d)

Income taxes

The Group recognizes interest and penalties related to corporate tax as if it is applicable to the income taxes, the Group applies KIFRS 1012 Income Taxes, if it is not applicable to the income taxes, the Group applies KIFRS 1037 Provisions Contingent Liabilities and Contingent Assets.

The group applies the consolidated tax payment system, which treats the company and its subsidiaries economically integrated as a single taxable unit, combining their incomes to pay corporate tax.

(a)	Current corporate tax

By applying the consolidated tax system, the group calculates the current corporate tax of the consolidated tax entity, including domestic subsidiaries that meet the criteria for consolidated taxation under the Corporate Tax Act, and records the corresponding amount as the group’s current corporate tax liability subject to payment. The current corporate tax is calculated based on the taxable income of the current period. Taxable income differs from the profit or loss on the comprehensive income statement because it excludes gains or losses to be added or deducted in other tax periods, as well as non-taxable items or non-deductible expenses. Unpaid corporate taxes related to the consolidated entity’s current corporate tax are calculated using enacted or substantively enacted tax rates.

Current corporate tax assets and liabilities are offset only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(b)	Deferred Corporate Tax

When measuring deferred tax assets and liabilities, the tax effects are reflected based on the expected manner in which the consolidated entity will recover or settle the carrying amounts of related assets and liabilities at the end of the reporting period. For temporary differences related to investments in subsidiaries and associates, deferred tax liabilities are recognized for all temporary differences unless the consolidated entity controls the timing of their reversal and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences are recognized when it is probable that the temporary differences will reverse in the foreseeable future and taxable income will be available against which the temporary differences can be utilized. However, deferred tax is not recognized for temporary differences arising from the initial recognition of goodwill or transactions that are not business combinations and do not affect accounting profit or taxable income at the time of the transaction.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

3. Material Accounting Policy Information (cont’d)

Deferred tax assets are recognized to the extent that unused tax losses, tax credits, and deductible temporary differences are likely to be utilized against future taxable income. Future taxable income is determined by the reversal of related taxable temporary differences. If taxable temporary differences are insufficient to fully recognize deferred tax assets, the consolidated entity considers the likelihood of future taxable income based on the reversal of existing temporary differences in its business plan. The carrying amount of deferred tax assets is reviewed at the end of each reporting period, and reduced when it is no longer probable that sufficient taxable income will be available to utilize the benefits of the deferred tax assets.

Deferred tax assets and liabilities are measured using tax rates enacted or substantively enacted at the end of the reporting period, expected to apply in the period when the asset is realized or the liability is settled. Deferred tax assets and liabilities are offset only when they relate to income taxes imposed by the same tax authority, the consolidated entity has a legally enforceable right to offset the recognized amounts, and there is an intention to settle current corporate tax liabilities and assets on a net basis.

Segment Reporting

Information of each operating segment is reported in a manner consistent with the internal business segment reporting provided to the chief operating decision-maker (Note 40). Operating results are regularly reviewed by the Group’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available.

Joint arrangements

Joint arrangements in which two or more parties have joint control are classified as joint operations or joint ventures. Participants in a joint operation retain rights and obligations for the joint operation’s assets and liabilities and recognizes its share of the joint operation’s assets and liabilities, income and expenses. Participants in a joint venture have rights to the net assets of the joint venture, and the equity method is applied.

Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s consolidated financial statements are disclosed below. The Group has not early adopted the new or amended standards in preparation of these consolidated financial statements.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

3. Material Accounting Policy Information (cont’d)

(a)	Amendments to KIFRS 1109 Financial Instruments and 1107: Financial Instruments: Disclosures – Classification and Measurement of Financial Instruments

The amendments to KIFRS 1109 Financial Instruments and KIFRS 1107 Financial Instruments: Disclosures – Classification and Measurement of Financial Instruments include the following:

•

Clarification that a financial liability is derecognized on the settlement date and introductions of an accounting policy choice to derecognize financial liabilities that are settled by using electronic payment system before the settlement date (if specific criteria are met);

•	Additional guidance as to how to assess contractual cash flows of financial assets with environmental, social and corporate governance (ESG) and similar features;

•	Clarification on what constitutes non-recourse feature and the characteristics of contractually linked financial instruments; and

•	Introduction of disclosures on financial instruments with contingent features and additional disclosure requirements for equity instruments measured at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026. Early adoption is permitted, but only for the classification of financial assets and the related disclosures. The Group does not plan to early adopt the amendments.

(b)	Annual Improvements to KIFRS – Volume 11

Annual Improvements to KIFRS - Volume 11 have been announced for the purpose of improving consistency of requirements set out in each standard, enhancing clarity, and providing better understanding of the amendments.

•	Amendments to KIFRS 1101 First-time adoption of KIFRS: Hedge accounting by a first-time adopter

•	Amendments to KIFRS 1107 Financial Instruments: Disclosures: Gain or loss on derecognition, Guidance for application of amendments in practice

•	Amendments to KIFRS 1109 Financial Instruments: Accounting for derecognition of lease liabilities and definition of transaction prices

•	Amendments to KIFRS 1110 Consolidated Financial Statements: Determination of a ‘de facto agent’

•	Amendments to KIFRS 1007 Statement of Cash Flows: Cost Method

The amendments will be effective for the annual periods beginning on or after January 1, 2026. Early adoption is permitted but will need to be disclosed. The amendments are not expected to have a material impact on the Group’s consolidated financial statements.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

3. Material Accounting Policy Information (cont’d)

(c)	Amendments to KIFRS 1109 Financial Instruments and KIFRS 1107 Financial Instruments: Disclosures - Contracts Referencing Nature-dependent Electricity

The key amendments are as follows:

•	Clarification on the application of the ‘own-use’ requirements for contracts within the scope;

•	Amendment to the designation criteria for designating cash flow hedge items in cash flow hedge relationships for contracts within the scope; and

•	Introduction of new disclosure requirements to enable users of financial statements to understand the effects of these contracts on the entity’s financial performance and cash flows.

The amendments will be effective for the annual periods beginning on or after January 1, 2026. Early adoption is permitted but will need to be disclosed. The amendments related to the ‘own-use exception’ are to be applied retrospectively, while the amendments relating to hedge accounting are to be applied prospectively to new hedge relationships designated after the date of initial application. In addition, the disclosure amendments in KIFRS 1107 shall be applied together with the amendments to KIFRS 1109. When comparative information is not restated, comparative information for the related disclosures is not required to be presented.

The amendments are not expected to have a material impact on the Group’s consolidated financial statements.

(d)	Standards to KIFRS 1118 Presentation and Disclosure in Financial Statements

KIFRS 1118 Presentation and Disclosure in Financial Statements, which replaces KIFRS 1001 Presentation of Financial Statements, has been issued. KIFRS 1118 introduces new requirements for the presentation of the income statement, including specified totals and subtotals. In addition, an entity is required to classify all income and expenses in the income statement into one of five categories: operating, investing, financing, income taxes, and discontinued operations - with the first three categories newly introduced. KIFRS 1118 further requires the disclosure of newly defined management-defined performance measures and subtotals of income and expenses and introduces new requirements for aggregating and disaggregating financial information, based on the identified ‘roles’ of the primary financial statements and the notes.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

3. Material Accounting Policy Information (cont’d)

As a consequence of the issuance of KIFRS 1118, limited-scope amendments have been made to KIFRS 1007 Statement of Cash Flows. For example, changing the starting point for determining cash flows from operating activities under the indirect method from profit or loss for the period to operating profit or loss, and removing accounting policy choices relating to the classification of cash flows arising from dividends and interest. Further consequential amendments have also been made to other Standards.

KIFRS 1118 and the related amendments to other standards will be effective for the annual periods beginning on or after January 1, 2027. Early adoption is permitted but will need to be disclosed. KIFRS 1118 is to be applied retrospectively upon initial application.

The Group is currently assessing the impact of these amendments on its consolidated financial statements and the related notes. Items expected to have a material impact on the Group’s consolidated financial statements upon initial application include the following:

•

Rental income, fair value changes of investment properties, and share of profit (loss) of equity-accounted associates and joint ventures will be classified within the investing category in the income statement.

•	Foreign exchange differences will be classified in the same category as the income and expenses of the item that gave rise to those differences.

•	The following new disclosures will be required:

(a)	Management-defined performance measures (MPMs);

(b)	Where expenses in the operating category of the income statement are presented by function, specified expenses by nature; and

(c)	A reconciliation for each separately presented line item in the income statement between the amounts previously presented under KIFRS 1001 and the restated amounts applying KIFRS 1118.

•	In the statement of cash flows, interest received and interest paid will be classified as investing activities and financing activities, respectively.

4. Financial risk management

The Group has exposure to the following risks from its use of financial instruments:

•	credit risk

•	liquidity risk

•	market risk

•	• capital risk

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

4. Financial risk management (cont’d)

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risks, and the Group’s capital management. Further quantitative disclosures are included throughout these consolidated financial statements.

(a)	Financial risk management

1)	Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

2)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities. In addition, credit risk arises from finance guarantees.

The Group implements a credit risk management policy under which the Group only transacts business with counterparties that have a certain level of credit rate evaluated based on financial condition, historical experience, and other factors. The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of a nation or an industry in which a customer operates its business does not have a significant influence on credit risk. The Group has established a credit policy under which each new customer is analyzed individually for creditworthiness.

The Group establishes an allowance for impairment that represents its estimate of expected losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for companies of similar assets in respect of losses that have been incurred.

Credit risk also arises from transactions with financial institutions, and such transactions include transactions of cash and cash equivalents, various deposits, and financial instruments such as derivative contracts. The Group manages its exposure to this credit risk by only entering into transactions with banks that have high international credit ratings. The Group’s treasury department authorizes, manages, and overseas new transactions with financial institutions with whom the Group has no previous relationship.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

4. Financial risk management (cont’d)

Furthermore, the Group limits its exposure to credit risk of financial guarantee contracts by strictly evaluating their necessity based on internal decision making processes, such as the approval of the Board of Directors.

3)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, to the greatest extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group’s cash flow from business, borrowing or financing is sufficient to meet the cash requirements for the Group’s strategic investments. Management believes that the Group is capable of raising funds by borrowing or financing if the Group is not able to generate cash flow requirements from its operations. The Group has committed borrowing facilities with various banks.

4)	Market risk

Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market risk management is optimization of profit and controlling the exposure to market risk within acceptable limits.

①	Currency risk

The Group’s policy in respect of foreign currency risks is a natural hedge whereby foreign currency income is offset with foreign currency expenditures. The remaining net exposures after the natural hedge have been hedged using derivative contracts such as forward exchange contracts. In addition, the Group’s derivative transactions are limited to hedging actual foreign currency transactions and speculative hedging is not permitted. Based on this policy, the Group has performed currency risk management specific to various characteristics of different segments. The entities in the steel segment reduces the foreign currency exposure by repayment of foreign currency borrowings subjected to investment in overseas when its maturities come.

The entities in the engineering and construction segment have hedged foreign currency risks by using forward exchange contracts. Entities in the trading segment have hedged foreign currency risks by using forward exchange contracts when the foreign currencies received and paid are different.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

4. Financial risk management (cont’d)

②	Interest rate risk

The Group manages the exposure to interest rate risk by adjusting the borrowing structure ratio between borrowings at fixed interest rate and variable interest rate. The Group monitors interest rate risks regularly in order to avoid exposure to interest rate risk on borrowings at variable interest rate.

③	Other market price risk

Equity price risk arises from fluctuation of market price of listed equity securities. Management of the Group measures regularly the fair value of listed equity securities and the risk of variance in future cash flow caused by market price fluctuations. Significant investments are managed separately and all buy and sell decisions are approved by management of the Group.

(b)	Management of capital

The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and the retirement of treasury shares. The capital structure of the Group consists of equity and net borrowings (total borrowings after deducting cash and cash equivalents). The Group applied the same capital risk management strategy that was applied in the previous period.

Net borrowing-to-equity ratio as of December 31, 2025 and 2024 is as follows:

(in millions of Won)	2025		2024
Total borrowings	~~W~~	28,492,000	25,997,367
Less: Cash and cash equivalents		7,049,800	6,767,898

Net borrowings		21,442,200	19,229,469
Total equity		62,377,691	61,450,368
Net borrowings-to-equity ratio		34.37%	31.29%

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

5. Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Cash	~~W~~	8,449	9,189
Demand deposits and checking accounts		2,193,991	2,220,202
Time deposits		1,994,158	1,908,284
Other cash equivalents		2,853,202	2,630,223

	~~W~~	7,049,800	6,767,898

As of December 31, 2025 and 2024, cash and cash equivalents of subsidiaries of the Group, such as POSCO amounting to ~~W~~339,064 million and ~~W~~46,650 million, respectively, are restricted.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

6. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Current
Trade accounts and notes receivable	~~W~~	10,133,240	9,654,940
Due from customers for contract work		1,594,458	1,488,180
Less: Allowance for doubtful accounts		(529,724)	(321,501)

	~~W~~	11,197,974	10,821,619

Non-current
Trade accounts and notes receivable	~~W~~	64,902	72,387
Less: Allowance for doubtful accounts		(45,194)	(44,608)

	~~W~~	19,708	27,779

The Group discounted trade accounts receivable in accordance with trade accounts receivable factoring agreements with financial institutions for the years ended December 31, 2025 and 2024. This transaction is a transaction with recourse right because the Group is obligated to pay the amount to the bank, etc. if the trade accounts receivable are not recovered at maturity, and the transaction is accounted for as secured borrowing. As of December 31, 2025 and 2024, the book value of the trade accounts receivable from the transaction is ~~W~~136,758 million and ~~W~~119,076 million, respectively, and the amount is included in the short-term borrowings.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

7. Other Receivables

(a)	The details of other receivables as of December 31, 2025 and 2024, are as follows:

(in millions of Won)	2025		2024
Current
Short-term loans	~~W~~	348,621	375,244
Other accounts receivable		1,276,332	1,671,039
Accrued income		341,802	293,985
Deposits		106,612	80,007
Others		36,209	28,480
Lease receivables		14,432	18,224
Less: Allowance for doubtful accounts		(203,323)	(205,656)

	~~W~~	1,920,685	2,261,323

Non-current
Long-term loans(*1)	~~W~~	1,369,527	1,247,255
Other accounts receivable		461,676	192,736
Accrued income		183,455	189,565
Deposits		141,782	142,698
Lease receivables		65,676	76,680
Less: Allowance for doubtful accounts		(586,863)	(542,605)

	~~W~~	1,635,253	1,306,329

(*1)	The Group recognized an allowance for doubtful accounts for all of the other receivables from FQM Australia Holdings Pty Ltd., an associate, due to low possibility of collecting these receivables.

(b)	The details of lease receivables are as follows:

(in millions of Won)
Customer	Leased items	2025		2024
Pohang University of Science and Technology	Lease contract	~~W~~	7,267	7,429
Korea Business Angels Association	Lease contract		1,562	2,162
HEUNG-A SHIPPING CO., LTD.	4 Tankers		43,558	45,179
Executive Offshore, PT Wintermar, COHC, Myanma Port Authority	Helicopter, Ship, Jetty		27,721	40,134

		~~W~~	80,108	94,904

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

7. Other Receivables (cont’d)

(c)	As of December 31, 2025 and 2024, total lease investment and net lease investment are as follows:

(in millions of Won)	2025		2024
Less than 1 year	~~W~~	15,298	19,051
1 year ~ 3 years		23,072	31,805
3 years ~ 5 years		14,067	9,848
Over 5 years		55,424	68,527

Undiscounted lease payments		107,861	129,231
Unrealized interest income		(27,753)	(34,327)

Present value of minimum lease payment	~~W~~	80,108	94,904

8. Other Financial Assets

Other financial assets as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Current
Derivatives assets	~~W~~	235,924	465,178
Debt securities		927,586	400,771
Deposit instruments(*1)		7,123,233	6,420,797
Short-term financial instruments(*1)		491,841	1,212,643

	~~W~~	8,778,584	8,499,389

Non-current
Derivatives assets	~~W~~	426,649	497,698
Equity securities(*2)		1,721,439	1,171,544
Debt securities		172,181	115,601
Other securities(*2)		696,148	762,177
Deposit instruments(*1)		44,425	24,631

	~~W~~	3,060,842	2,571,651

(*1)	As of December 31, 2025 and 2024, financial instruments amounting to ~~W~~362,150 million and ~~W~~386,816 million, respectively, are restricted in use for financial arrangements, pledge and others.
(*2)	As of December 31, 2025 and 2024, ~~W~~122,285 million and ~~W~~182,862 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

9. Inventories

(a)	Inventories as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Finished goods	~~W~~	2,754,668	2,741,236
M erchandise		1,247,922	1,166,464
Semi-finished goods		2,764,000	2,659,707
Raw materials		3,333,252	3,764,453
Fuel and materials		1,095,038	1,038,854
Construction inventories		166,689	200,825
M aterials-in-transit		2,490,175	2,889,334
Others		169,010	118,391

		14,020,754	14,579,264

Less: Allowance for inventories valuation(*1)		(396,321)	(435,764)

	~~W~~	13,624,433	14,143,500

(*1)	For the years ended December 31, 2025 and 2024, allowance for inventories valuation was reversed by ~~W~~25,482 million and increased by ~~W~~77,832 million, respectively.

(b)	The allowance for inventories valuation by item as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Finished goods	~~W~~	158,268	187,902
M erchandise		7,255	14,288
Semi-finished goods		90,155	103,751
Raw materials		115,651	113,413
Fuel and materials		6,069	6,060
Construction inventories		7,989	6,420
Others		10,934	3,930

	~~W~~	396,321	435,764

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

10. Assets Held for Sale

Details of assets held for sale as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024(*1,2)
Asset
Cash and cash equivalents	~~W~~	1,924	—
Account reveivables and other receivables		314	—
Equity Securities		7,276	604,439
Property, plant and equipment		10,361	4,319
Intangible assets		285	—
Others		7	—

	~~W~~	20,167	608,758

Liability
Other receivables	~~W~~	3,419	—
Provisions		259	—

	~~W~~	3,678	—

(*1)

During the year ended December 31, 2025, the Group disposed of the equity security of Nippon Steel Corporation amounting to ~~W~~467,796 million, which had been classified as assets held for sale during the year ended December 31, 2024, and recognized loss on disposal of assets held for sale of ~~W~~9,883 million.

(*2)

The equity securities of AES Mong Duong Power Co., Ltd. and Mong Duong Finance Holdings B.V, which had been classified as assets held for sale during the year ended December 31, 2024, were disposed of during the year ended December 31, 2025.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

11. Investments in Associates and Joint ventures

(a)	Investments in associates and joint ventures as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Investments in associates	~~W~~	1,844,618	1,632,386
Investments in joint ventures		3,135,535	3,106,407

	~~W~~	4,980,153	4,738,793

(b) Details of investments in associates as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025						2024
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
Samcheok Blue Power Co., Ltd.(*1)	4,507,138	34.00	~~W~~	473,093	~~W~~	421,699	392,269
Chun-cheon Energy Co., Ltd(*1)	17,308,143	49.10		86,541		16,685	14,054
Pocheon-Hwado Highway Corp.(*1)	7,109,230	27.89		35,546		17,194	14,834
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd	944,920	29.53		4,725		12,096	12,401
PCC Amberstone Private Equity Fund 1(*2)	3,077,195,168	8.80		3,077		2,791	6,181
Others(*1)						134,363	122,688

						604,828	562,427

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	50,082	25.04		87,962		263,375	279,349
9404-5515 Quebec Inc.	284,463,243	25.85		328,509		411,602	426,276
AMCI (WA) PTY LTD	49	49.00		209,664		162,606	68,478
KOREA LNG LTD.	2,400	20.00		135,205		19,524	25,622
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		16,483	17,680
POSCO SEAH STEEL WIRE(NANTONG) CO., LTD.	50	25.00		4,723		11,994	10,713
M RES NSW HCC II Pty Ltd(*3)	72,000,000	92.31		104,511		101,884	—
Others(*1)						252,322	241,841

						1,239,790	1,069,959

					~~W~~	1,844,618	1,632,386

(*1)	As of December 31, 2025 and 2024, investments in associates amounting to ~~W~~ 486,995 million and ~~W~~452,614 million, respectively, are provided as collateral in relation to the associates’ borrowings.
(*2)

As of December 31, 2025, the entities are classified as associates since the Group has significant influence over the investees although the Group’s percentage of ownership is less than 20%, considering the structure of the entities’ Board of Directors and others.

(*3)

As of December 31, 2025, the entitiy is classified as an investment in an associate as the Group is considered to have significant influence based on the composition of the board of directors although the Group’s ownership interest is more than a majority.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

11. Investments in Associates and Joint ventures (cont’d)

(c)	Details of investments in joint ventures as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025						2024
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MC MATERIALS	11,568,000	60.00	~~W~~	115,680	~~W~~	146,038	153,839
SNNC	18,130,000	49.00		90,650		2,364	38,046
Others						12,702	10,042

						161,104	201,927

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,441,376	1,397,824
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		466,492	477,898
KOBRASCO	2,010,719,185	50.00		32,950		126,943	119,820
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		132,616	126,906
PT NICOLE METAL INDUSTRY	152,764,706	49.00		603,178		649,462	578,604
HBIS-POSCO Automotive Steel Co., Ltd	—	50.00		235,251		134,404	179,841
Others						23,138	23,587

						2,974,431	2,904,480

					~~W~~	3,135,535	3,106,407

(*1)	As of December 31, 2025 and 2024, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

11. Investments in Associates and Joint ventures (cont’d)

(d)	Changes in investments in associates and joint ventures for the years ended December 31, 2025 and 2024 are as follows:

1)	For the year ended December 31, 2025

(in millions of Won) Company	December 31, 2024 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2025 Book value
[Domestic]
Samcheok Blue Power Co., Ltd.	~~W~~	392,269	17,509	(2,795)	7,595	7,121	421,699
SNNC		38,046	—	—	(35,826)	144	2,364
Chun-cheon Energy Co., Ltd		14,054	—	—	2,016	615	16,685
Pocheon-Hwado Highway Corp.		14,834	—	—	2,360	—	17,194
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		12,401	—	—	(306)	1	12,096
PCC Amberstone Private Equity Fund 1		6,181	—	(227)	(469)	(2,694)	2,791
POSCO MC MATERIALS		153,839	—	(3,000)	(5,072)	271	146,038
Others		132,730	25,597	(2,216)	(2,445)	(6,602)	147,064

		764,354	43,106	(8,238)	(32,147)	(1,144)	765,931

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		279,349	—	(37,273)	57,362	(36,063)	263,375
9404-5515 Quebec Inc.		426,276	—	(21,180)	12,359	(5,853)	411,602
AMCI (WA) PTY LTD		68,478	—	—	95,188	(1,060)	162,606
KOREA LNG LTD.		25,622	—	(5,040)	5,192	(6,250)	19,524
PT. Wampu Electric Power		17,680	—	(1,708)	739	(228)	16,483
POS-SeAH Steel Wire(Nantong) Co., Ltd.		10,713	—	—	983	298	11,994
Roy Hill Holdings Pty Ltd		1,397,824	—	(213,794)	161,274	96,072	1,441,376
POSCO-NPS Niobium LLC		477,898	—	(44,955)	43,229	(9,680)	466,492
KOBRASCO		119,820	—	(22,955)	17,761	12,317	126,943
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		126,906	—	(11,440)	15,399	1,751	132,616
PT NICOLE METAL INDUSTRY(*2)		578,604	62,574	—	19,497	(11,213)	649,462
HBIS-POSCO Automotive Steel Co. Ltd		179,841	—	—	(47,669)	2,232	134,404
M RES NSW HCC II Pty Ltd		—	104,511	—	(2,210)	(417)	101,884
Others		265,428	3,088	(9,526)	2,953	13,518	275,461

		3,974,439	170,173	(367,871)	382,057	55,424	4,214,222

	~~W~~	4,738,793	213,279	(376,109)	349,910	54,280	4,980,153

(*1)

Other increase (decrease) represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others for the year ended December 31, 2025.

(*2)

For the year ended December 31, 2025, the Group acquired an additional investment in a joint venture amounting to ~~W~~62,574 million by participating in a capital increase of PT NICOLE METAL INDUSTRY for an investment in a nickel pyrometallurgical plant in Indonesia.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

11. Investments in Associates and Joint ventures (cont’d)

2)	For the year ended December 31, 2024

(in millions of Won)
Company	December 31, 2024 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2024 Book value
[Domestic]
Samcheok Blue Power Co., Ltd.	~~W~~	323,521	25,680	(10,993)	54,140	(79)	392,269
SNNC		100,692	—	—	(61,898)	(748)	38,046
Chun-cheon Energy Co., Ltd		15,040	—	—	1,807	(2,793)	14,054
Pocheon-Hwado Highway Corp.		23,998	—	—	(9,164)	—	14,834
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		13,967	—	—	(384)	(1,182)	12,401
PCC Amberstone Private Equity Fund 1		8,904	175	(490)	(484)	(1,924)	6,181
POSCO MC MATERIALS		155,748	—	(1,800)	403	(512)	153,839
Others		150,985	12,362	(4,999)	(6,802)	(18,816)	132,730

		792,855	38,217	(18,282)	(22,382)	(26,054)	764,354

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		287,282	—	(64,208)	45,923	10,352	279,349
AES Mong Duong Power Company Limited(*2)		230,699	—	(34,821)	(82,075)	(113,803)	—
9404-5515 Quebec Inc.		346,724	—	(17,764)	35,241	62,075	426,276
AMCI (WA) PTY LTD		60,225	—	—	(5,127)	13,380	68,478
NCR LLC		253,121	4,275	—	(266,425)	9,029	—
KOREA LNG LTD.		58,759	—	(17,829)	17,714	(33,022)	25,622
Nickel Mining Company SAS		87,967	—	—	(94,353)	6,386	—
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		105,300	—	—	(117,143)	11,843	—
PT. Wampu Electric Power		15,632	—	(1,764)	1,238	2,574	17,680
POS-SeAH Steel Wire(Nantong) Co., Ltd.		8,642	—	—	573	1,498	10,713
Roy Hill Holdings Pty Ltd		1,400,009	—	(284,541)	203,130	79,226	1,397,824
POSCO-NPS Niobium LLC		419,192	—	(29,225)	29,336	58,595	477,898
KOBRASCO		99,768	—	(5,761)	37,914	(12,101)	119,820
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		111,001	—	(10,772)	14,207	12,470	126,906
DMSA/AMSA		16,572	—	—	(17,299)	727	—
PT NICOLE METAL INDUSTRY		284,351	247,824	—	(315)	46,744	578,604
HBIS-POSCO Automotive Steel Co., Ltd		208,765	—	—	(49,480)	20,556	179,841
Others		233,400	7,860	(26,222)	12,865	37,525	265,428

		4,227,409	259,959	(492,907)	(234,076)	214,054	3,974,439

	~~W~~	5,020,264	298,176	(511,189)	(256,458)	188,000	4,738,793

(*1)

Other increase (decrease) represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others during the year ended December 31, 2024.

(*2)	During the year ended December 31, 2024, the Group determined to sell AES Mong Duong Power Company Limited and classified it as assets held for sale.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

11. Investments in Associates and Joint ventures (cont’d)

(e)	Summarized financial information of associates and joint ventures as of and for the years ended December 31, 2025 and 2024 are as follows:

1)	As of and for the year December 31, 2025

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
Samcheok Blue Power Co., Ltd.	~~W~~	5,186,881	4,361,206	825,675	638,593	23,070
SNNC		553,862	531,702	22,160	767,857	(73,652)
Chun-cheon Energy Co., Ltd		505,987	382,416	123,571	363,995	377
Pocheon-Hwado Highway Corp.		683,282	584,471	98,811	24,289	7,364
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		13,340	2,694	10,646	1,050	(1,049)
PCC Amberstone Private Equity Fund 1		33,795	2,067	31,728	891	(5,329)
POSCO MC MATERIALS		349,737	104,830	244,907	205,386	(8,479)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,445,230	393,409	1,051,821	462,017	229,086
9404-5515 Quebec Inc.		1,631,812	21	1,631,791	—	47,813
FQM Australia Holdings Pty Ltd		57,067	1,579,336	(1,522,269)	—	(96,001)
KOREA LNG LTD.		97,944	325	97,619	28,117	25,960
Nickel Mining Company SAS		491,050	303,284	187,766	187,021	(70,342)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		340,488	71,616	268,872	187,600	(21,282)
PT. Wampu Electric Power		190,896	111,514	79,382	19,108	3,693
POS-SeAH Steel Wire(Nantong) Co., Ltd.		99,974	55,384	44,590	151,451	3,814
Roy Hill Holdings Pty Ltd		11,118,720	2,625,843	8,492,877	7,209,853	1,641,837
POSCO-NPS Niobium LLC		932,780	—	932,780	—	79,937
KOBRASCO		276,085	22,804	253,281	54,101	35,522
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		1,272,968	769,371	503,597	1,455,502	61,595
DMSA/AMSA		875,900	1,692,942	(817,042)	856,215	(684,937)
HBIS-POSCO Automotive Steel Co., Ltd		964,614	679,930	284,684	625,983	(97,928)
PT NICOLE METAL INDUSTRY		1,073,184	172,335	900,849	701,059	40,197
M RES NSW HCC II Pty Ltd		109,139	3	109,136	—	(2,761)

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

11. Investments in Associates and Joint ventures (cont’d)

2)	As of and for the year ended December 31, 2024

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
Samcheok Blue Power Co., Ltd.	~~W~~	4,770,385	4,013,505	756,880	596,497	177,922
SNNC		656,049	560,530	95,519	690,103	(127,233)
Chun-cheon Energy Co., Ltd		540,333	417,139	123,194	430,679	5,089
Pocheon-Hwado Highway Corp.		690,646	599,199	91,447	21,920	(29,582)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		14,663	2,968	11,695	—	(1,302)
PCC Amberstone Private Equity Fund 1		72,722	2,455	70,267	7	(5,508)
POSCO MC MATERIALS		385,270	127,335	257,935	226,376	1,217
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,634,345	518,743	1,115,602	409,790	183,392
AES Mong Duong Power Company Limited		1,758,256	922,268	835,988	460,672	118,071
9404-5515 Quebec Inc.		1,704,653	—	1,704,653	—	136,320
FQM Australia Holdings Pty Ltd		61,735	1,521,991	(1,460,256)	102,869	(396,146)
KOREA LNG LTD.		128,215	102	128,113	90,578	88,572
Nickel Mining Company SAS		519,560	282,321	237,239	237,102	(27,170)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		325,284	39,058	286,226	82,254	(7,139)
PT. Wampu Electric Power		209,725	124,359	85,366	19,133	6,191
POS-SeAH Steel Wire(Nantong) Co., Ltd.		98,919	58,972	39,947	139,499	2,145
Roy Hill Holdings Pty Ltd		10,460,434	2,356,265	8,104,169	7,179,077	2,038,555
POSCO-NPS Niobium LLC		955,592	—	955,592	—	57,722
KOBRASCO		282,087	43,052	239,035	118,408	74,690
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		1,180,532	699,775	480,757	1,595,656	56,830
DMSA/AMSA		3,364,786	3,468,220	(103,434)	694,120	(571,215)
HBIS-POSCO Automotive Steel Co., Ltd		1,024,831	645,671	379,160	518,808	(90,757)
PT NICOLE METAL INDUSTRY		818,168	25,039	793,129	—	(644)

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

11. Investments in Associates and Joint ventures (cont’d)

(f)	The amounts of equity method losses not recognized due to the suspension of the application of the equity method associates and joint ventures are as follows:

(in millions of Won)
Company	Beginning balance		Increase or decrease	Ending balance
New Songdo International City Development, LLC	~~W~~	112,305	32,087	144,392
UITrans LRT Co., Ltd.		48,496	2,196	50,692
FQM Australia Holdings Pty Ltd		355,197	23,352	378,549
Nickel Mining Company SAS		—	29,608	29,608
Others		61,733	69,554	131,287

	~~W~~	577,731	156,797	734,528

12. Joint Operations

Details of significant joint operations that the Group is participating in as a party to a joint arrangement as of December 31, 2025 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore midstream	Gas transportation facility	51.00	Myanmar
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

13. Investment Property

(a)	Investment property as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025				2024
	Acquisition cost		Accumulated depreciation and impairment loss	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Book value
Land	~~W~~	804,839	(10,099)	794,740	876,549	(10,099)	866,450
Buildings		1,002,446	(249,975)	752,471	1,173,721	(230,870)	942,851
Structures		2,455	(1,245)	1,210	3,342	(1,587)	1,755
Right of use assets		191,677	(48,473)	143,204	188,397	(43,557)	144,840

	~~W~~	2,001,417	(309,792)	1,691,625	2,242,009	(286,113)	1,955,896

The fair value of major investment properties is determined based on the assumptions and data used in the valuation by an independent appraiser with recognized professional qualifications, and the fair value of the investment properties as of December 31, 2025 is ~~W~~2,605,968 million.

(b)	Changes in the carrying amount of investment property for the years ended December 31, 2025 and 2024 are as follows:

1)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss	Others(*1)	Ending
Land	~~W~~	866,450	163	(510)	—	—	(71,363)	794,740
Buildings		942,851	2,727	(607)	(21,147)	(2,553)	(168,800)	752,471
Structures		1,755	—	—	(909)	—	364	1,210
Right of use assets		144,840	1,464	(276)	(5,621)	—	2,797	143,204

	~~W~~	1,955,896	4,354	(1,393)	(27,677)	(2,553)	(237,002)	1,691,625

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

2)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Business Combination(*1)	Disposals	Depreciation	Impairment loss	Others(*2)	Ending
Land	~~W~~	787,304	3,755	59,766	(47,137)	—	(215)	62,977	866,450
Buildings		655,786	1,782	355,155	(34,419)	(34,179)	(9,776)	8,502	942,851
Structures		1,873	—	—	—	(911)	—	793	1,755
Right of use assets		171,331	—	—	(107)	(6,547)	—	(19,837)	144,840

	~~W~~	1,616,294	5,537	414,921	(81,663)	(41,637)	(9,991)	52,435	1,955,896

(*1)	Represents increases in investment property due to business combination upon incorporation of QSONE Co., Ltd. into a subsidiary during the year ended December 31, 2024.
(*2)	Includes reclassification resulting from changing purpose of use, adjusted foreign currency translation difference and others.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

14. Property, Plant and Equipment

(a)	Property, plant and equipment as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025					2024
	Acquisition cost		Accumulated depreciation and impairment loss	Government grants	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Government grants	Book value
Land	~~W~~	3,700,385	(8,261)	(5,738)	3,686,386	3,353,019	(12,144)	(5,000)	3,335,875
Buildings		12,970,144	(7,164,018)	(12,286)	5,793,840	12,097,246	(6,808,735)	(7,543)	5,280,968
Structures		9,030,274	(4,739,870)	(31)	4,290,373	8,292,323	(4,431,766)	(34)	3,860,523
Machinery and equipment		60,640,317	(42,410,343)	(24,647)	18,205,327	58,845,673	(40,516,816)	(17,179)	18,311,678
Vehicles		502,658	(400,506)	(1,537)	100,615	433,218	(340,993)	(2,250)	89,975
Tools		623,466	(504,974)	(235)	118,257	609,799	(474,877)	(421)	134,501
Furniture and fixtures		993,990	(774,780)	(42)	219,168	911,525	(711,472)	(20)	200,033
Lease assets		2,071,107	(696,780)	—	1,374,327	1,589,388	(618,754)	—	970,634
Bearer plants		588,892	(226,021)	—	362,871	203,433	(63,982)	—	139,451
Construction-in-progress		8,399,751	(207,727)	(50,368)	8,141,656	7,744,779	(180,824)	(40,765)	7,523,190

	~~W~~	99,520,984	(57,133,280)	(94,884)	42,292,820	94,080,403	(54,160,363)	(73,212)	39,846,828

(b)	Changes in the carrying amount of property, plant and equipment for the years ended December 31, 2025 and 2024 are as follows:

1)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Acquisitions	Business Combination(*1)	Disposals	Depreciation	Impairment loss(*2)	Others(*3)	Ending
Land	~~W~~	3,335,875	33,702	218,786	(13,247)	—	(1,364)	112,634	3,686,386
Buildings		5,280,968	28,996	62,944	(35,868)	(403,394)	—	860,194	5,793,840
Structures		3,860,523	13,591	10,796	(103,544)	(330,278)	—	839,285	4,290,373
Machinery and equipment		18,311,678	107,319	23,146	(43,106)	(2,543,786)	(88,769)	2,438,845	18,205,327
Vehicles		89,975	9,538	19,921	(1,463)	(40,783)	(1,344)	24,771	100,615
Tools		134,501	23,288	—	(1,850)	(53,854)	(1)	16,173	118,257
Furniture and fixtures		200,033	30,487	4,818	(3,466)	(79,619)	—	66,915	219,168
Lease assets		970,634	644,892	—	(43,705)	(202,668)	—	5,174	1,374,327
Bearer plants		139,451	—	249,352	(4,647)	(11,229)	—	(10,056)	362,871
Construction-in-progress		7,523,190	5,176,786	44,872	(8,941)	—	(44,175)	(4,550,076)	8,141,656

	~~W~~	39,846,828	6,068,599	634,635	(259,837)	(3,665,611)	(135,653)	(196,141)	42,292,820

(*1)

For the year ended December 31, 2025, as entities such as PT. Prime Agri Resources were consolidated as subsidiaries, the Group included the resulting increase in property, plant and equipment in business combinations.

(*2)

For the year ended December 31, 2025, the Group estimated the recoverable amount of individual assets whose operation was suspended, such as Finex Plant no. 3, at their net fair value and recognized an impairment loss of ~~W~~69,988 million.

(*3)

Includes assets transferred from construction-in-progress to intangible assets and other property, plant and equipment categories, reclassifications resulting from change in purpose of use, adjustments of foreign currency translation differences and others.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

14. Property, Plant and Equipment (cont’d)

2)	For the year ended December 31, 2024

(in millions of Won)
	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss(*2,3)	Others(*1)	Ending
Land	~~W~~	3,290,244	20,523	(6,061)	-	(6,620)	37,789	3,335,875
Buildings		4,427,632	14,002	(11,137)	(346,334)	(67,797)	1,264,602	5,280,968
Structures		3,081,524	11,663	(4,497)	(306,017)	(15,328)	1,093,178	3,860,523
Machinery and equipment		16,539,192	179,457	(47,511)	(2,484,915)	(385,367)	4,510,822	18,311,678
Vehicles		79,595	17,353	(1,487)	(39,263)	(56)	33,833	89,975
Tools		128,865	28,731	(673)	(54,966)	(1,573)	34,117	134,501
Furniture and fixtures		189,887	27,966	(2,380)	(70,561)	(3,260)	58,381	200,033
Lease assets		998,305	132,219	(18,706)	(177,475)	(1,994)	38,285	970,634
Bearer plants		137,331	-	(27)	(9,602)	-	11,749	139,451
Construction-in-progress		6,333,673	7,634,826	(3,482)	-	(128,119)	(6,313,708)	7,523,190

	~~W~~	35,206,248	8,066,740	(95,961)	(3,489,133)	(610,114)	769,048	39,846,828

(*1)

Includes assets transferred from construction-in-progress to intangible assets and other property, plant and equipment categories, reclassifications resulting from change in purpose of use, adjustments of foreign currency translation differences and others.

(*2)

The Group calculated the net fair value of individual assets, such as steelmaking plant no. 1 and blast furnace no. 4 in Pohang, whose operation was suspended due to operation plan changes, to estimate recoverable amount and recognized an impairment loss of ~~W~~227,239 million for property, plant and equipment during the year ended December 31, 2024.

(*3)

The Group identified certain portion of the anode/cathode material assets that were in long-term idle status or expected to fall short of the anticipated economic performance during the year ended December 31, 2024. The Group calculated the net fair value of such individual assets to estimate the recoverable amount and recognized an impairment loss of ~~W~~307,911 million for assets that the recoverable amounts are less than their carrying amounts.

(c)	Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Weighted average expenditure	~~W~~	3,740,288	4,016,832
Borrowing costs capitalized		148,383	193,093
Capitalization rate (%)		1.11 ~ 8.04	0.70 ~ 5.78

(d)	Property, plant and equipment and investment property pledged as collateral as of December 31, 2025 and 2024 are as follows:

(in millions of Won)		Book value
	Collateral right holder	2025		2024
Land	Korean Development Bank and others	~~W~~	765,038	846,211
Buildings and structures	Korean Development Bank and others		1,275,029	1,303,216
Machinery and equipment	Korean Development Bank and others		2,319,098	1,828,174
Other property, plant and equipment	Korean Development Bank and others		650,904	34,614

		~~W~~	5,010,069	4,012,215

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

14. Property, Plant and Equipment (cont’d)

As of December 31, 2025, assets pledged as collateral related to the Group’s borrowings and others amounting to ~~W~~5,320,753 million include investment properties and other assets such as right to use land.

(e)	Changes in the carrying amount of right of use assets presented as investment property and property, plant and equipment for the years ended December 31, 2025 and 2024 are as follows:

1)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	348,918	15,560	(16,154)	(22,092)	326,232
Buildings and structures		154,747	119,586	(55,532)	(25,018)	193,783
Machinery and equipment		346,642	29,687	(64,748)	20,540	332,121
Vehicles		45,071	15,832	(21,623)	1,489	40,769
Ships		196,070	264,508	(33,792)	—	426,786
Others		24,026	201,183	(16,440)	(10,929)	197,840

	~~W~~	1,115,474	646,356	(208,289)	(36,010)	1,517,531

2)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Depreciation	Impairment loss	Others	Ending
Land	~~W~~	363,789	1,542	(17,501)	(1,994)	3,082	348,918
Buildings and structures		151,366	58,116	(54,092)	—	(643)	154,747
Machinery and equipment		355,604	37,204	(47,797)	—	1,631	346,642
Vehicles		48,228	12,501	(20,291)	—	4,633	45,071
Ships		220,754	—	(24,684)	—	—	196,070
Others		29,895	22,856	(19,657)	—	(9,068)	24,026

	~~W~~	1,169,636	132,219	(184,022)	(1,994)	(365)	1,115,474

(f)	The amount recognized in profit or loss related to leases for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Interest on lease liabilities	~~W~~	63,586	48,887
Expenses related to short-term leases		38,639	53,944
Expenses related to leases of low-value assets		19,346	25,968

	~~W~~	121,571	128,799

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

15. Goodwill and Other Intangible Assets

(a)	Goodwill and other intangible assets as of December 31, 2025 and 2024 are as follows:

	2025					2024
(in millions of Won)	Acquisition cost		Accumulated amortization and impairment loss	Government grants	Book value	Acquisition cost	Accumulated amortization and impairment loss	Government grants	Book value
Goodwill	~~W~~	2,191,311	(1,364,539)	—	826,772	1,722,390	(1,364,539)	—	357,851
Intellectual property rights		6,119,689	(2,744,031)	—	3,375,658	5,670,769	(2,423,252)	—	3,247,517
Membership		141,506	(2,268)	—	139,238	137,619	(1,511)	—	136,108
Development expense		903,361	(702,608)	—	200,753	742,816	(647,701)	(74)	95,041
Port facilities usage rights		681,530	(528,378)	—	153,152	681,530	(513,534)	—	167,996
Exploration and evaluation assets		322,795	(175,782)	—	147,013	276,599	(161,290)	—	115,309
Development assets		83,664	(323)	—	83,341	86,792	(81)	—	86,711
Customer relationships		871,650	(755,404)	—	116,246	859,035	(713,336)	—	145,699
Other intangible assets		1,283,895	(832,388)	(151)	451,356	1,240,979	(818,341)	(46)	422,592

	~~W~~	12,599,401	(7,105,721)	(151)	5,493,529	11,418,529	(6,643,585)	(120)	4,774,824

(b)	The changes in carrying amount of goodwill and other intangible assets for the years ended December 31, 2025 and 2024 are as follows:

1)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Acquisitions	Business Combination(*3)	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	357,851	—	466,537	(461)	—	—	2,845	826,772
Intellectual property rights		3,247,517	377,414	—	(4)	(289,446)	(30,426)	70,603	3,375,658
Membership(*1)		136,108	7,243	—	(4,892)	(238)	(519)	1,536	139,238
Development expense		95,041	12,089	—	—	(50,481)	(6,124)	150,228	200,753
Port facilities usage rights		167,996	—	—	—	(14,844)	—	—	153,152
Exploration and evaluation assets		115,309	44,097	—	(22)	—	(14,548)	2,177	147,013
Development assets		86,711	—	—	—	—	—	(3,370)	83,341
Customer relationships		145,699	—	—	—	(42,068)	—	12,615	116,246
Other intangible assets		422,592	162,142	88,338	(563)	(68,858)	(1)	(152,294)	451,356

	~~W~~	4,774,824	602,985	554,875	(5,942)	(465,935)	(51,618)	84,340	5,493,529

(*1)	Estimated useful life of membership is indefinite.
(*2)

Presenting assets transferred from construction-in-progress to intangible asset and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(*3)

During the year ended December 31, 2025, as entities such as PT. Prime Agri Resources were consolidated as subsidiaries, the Group included the resulting increase in goodwill and other intangible assets in business combinations.

2)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Business Combination	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	403,172	—	282	—	—	(46,958)	1,355	357,851
Intellectual property rights		3,029,651	353,175	—	(240)	(272,730)	—	137,661	3,247,517
Membership(*1)		138,184	1,716	—	(4,179)	(180)	29	538	136,108
Development expense		126,818	15,913	—	(22)	(63,684)	(692)	16,708	95,041
Port facilities usage rights		182,411	—	—	—	(14,415)	—	—	167,996
Exploration and evaluation assets		163,446	21,024	—	—	—	—	(69,161)	115,309
Development assets		10,235	543	—	—	(76)	—	76,009	86,711
Customer relationships		196,895	—	—	—	(44,478)	—	(6,718)	145,699
Other intangible assets		463,972	118,563	—	(102,012)	(58,126)	(252)	447	422,592

	~~W~~	4,714,784	510,934	282	(106,453)	(453,689)	(47,873)	156,839	4,774,824

(*1)	Estimated useful life of membership is indefinite.
(*2)

Presenting assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

15. Goodwill and Other Intangible Assets (cont’d)

(c)	The Group’s cash generating units (CGUs) and carrying amounts of goodwill allocated to CGUs as of December 31, 2025 and 2024 are as follows:

(in millions of Won)
		Total number of CGUs
Reporting segments		2025	2024	CGUs	2025		2024
Steel		9	9	CHEMGAS KOREA CO., LTD	~~W~~	39,378	—
				POSCO Center Beijing		195	192
				Others		12,865	13,748
Infrastructure	Trading	6	5	POSCO INTERNATIONAL Corporation - Global Business Division(*1)		240,092	240,092
				POSCO INTERNATIONAL Corporation - Energy Division		26,471	26,471
				PT. Prime Agri Resources		425,529	—
				Others		9,374	8,205
	E&C	1	1	POSCO WIDE Co., Ltd		32,585	32,585
	Logistics, etc	2	2	Shinan Green Energy Co., LTD. and others		108	108
Materials of Secondary Battery		3	3	POSCO FUTURE M CO., LTD		8,800	8,800
				POSCO Silicon Solution Co., Ltd		31,155	27,542
				Zhangjiagang Pohang Refractories Co., Ltd. and others		108	108
Others		1	—	Others		112	—

		22	20		~~W~~	826,772	357,851

(*1)

The recoverable amount of POSCO INTERNATIONAL Corporation – Global Business Division, a subsidiary in trading segment of the infrastructure business, is determined based on its value in use by an independent external valuer. As of December 31, 2025, the value in use is estimated by applying a 5.51% (2024: 7.73%) post-tax discount rate to the future cash flows estimated based on management’s 5-year business plan and terminal growth rate of 1.0% (2024: 1.0%) thereafter. The terminal growth rate does not exceed long-term growth rate of its industry. No impairment loss on goodwill was recognized for the year ended December 31, 2025 as the recoverable amount exceeded the carrying amount of the CGU.

The value in use of the CGU is sensitive to key assumptions such as discount rate, terminal growth and estimated revenue used in discount cash flow model. If the discount rate increases by 1%, the value in use would have decreased by ~~W~~1,710,249 million or 16.93%. If the terminal growth rate decreases by 1%, the value in use would have decreased by ~~W~~472,760 million or 4.68%.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

16. Other Assets

Other assets as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Current
Advance payments	~~W~~	582,909	509,922
Prepaid expenses		186,066	259,145
Firm commitment asset		9,221	2,489
Other current assets		35,326	15,387

	~~W~~	813,522	786,943

Non-current
Long-term advance payments	~~W~~	54,896	33,308
Long-term prepaid expenses		18,156	20,689
Others		62,631	79,688

	~~W~~	135,683	133,685

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

17. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of December 31, 2025 and 2024 are as follows:

(in millions of Won)
	Lenders	Issuance date	Maturity date	Interest rate (%)	2025		2024
Short-term borrowings
Bank overdrafts	JP Morgan and others	January, 2025~ December, 2025	January, 2026~ December, 2026	3.40~6.20	~~W~~	137,852	85,892
Short-term borrowings	HSBC and others	January, 2025~ December, 2025	January, 2026~ December, 2026	0.75~7.95		7,294,105	5,647,199

						7,431,957	5,733,091

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	December, 2006~ December, 2025	January, 2026~ December, 2026	1.00~8.50		1,302,568	1,323,002
Current portion of debentures	KB Securities co., Ltd. and others	July, 2019~ September, 2024	January, 2026~ September, 2026	1.77~5.63		3,340,036	4,024,084
Less: Current portion of discount on debentures issued						(1,648)	(3,483)
Current portion of exchangable bonds	Foreign currency exchangable bonds	September, 2021	September, 2026			44,509	39,053

						4,685,465	5,382,656

					~~W~~	12,117,422	11,115,747

(*1)

The issuance conditions of the exchangeable bonds issued by the Group are as follows. As of December 31, 2025, exchangeable bonds are reclassified as current liabilities because the bondholders’ put option for redemption has become exercisable within 12 months.

Foreign currency exchangeable bonds
Type of bond	Exchangeable bonds

Aggregate principal amount(*1)	EUR 27,100,000

Interest rate	-Coupon rate : -
-Yield to maturity : (0.78%)

Maturity date	September 1, 2026

Redemption	-Redemption at maturity : Outstanding bond principal, which is not repaid early or which call option is not excercised on, is repaid at maturity as a lump sum
-Prepayment : The issuer has call option and the bondholders have put option

Exchange rate	100%

Exchange price(*2) (Won/share)	422,126

Underlying shares	Registered common shares(treasury shares)

Exchange period	From October 12, 2021 to August 22, 2026

Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.

Put option by bondholders	-In the event of a change of control of the Company -Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)

Call option by the issuer	-Share price(based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds
-When the outstanding balance of outstanding bonds is less than 10% of the total issuance (Clean-Up Call)
-Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc

(*1)	Due to put option exercised by bondholders, EUR 1,038,800,000 was redeemed out of the total face value of convertible bonds of EUR 1,065,900,000 during the year ended December 31, 2024.
(*2)	The exchange price has changed due to cash dividends during the year ended December 31, 2025.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

17. Borrowings (cont’d)

The Group has designated its exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

(b)	Long-term borrowings, excluding the current portion as of December 31, 2025 and 2024 are as follows:

(in millions of Won)
	Lenders	Issuance date	Maturity date	Interest rate (%)	2025		2024
Long-term borrowings	Export-Import Bank of Korea and others	September, 2001~ December, 2025	January, 2027~ December, 2040	1.05~8.25	~~W~~	6,605,336	4,868,703
Less: Present value discount						(49,101)	(51,173)
Bonds	KB Securities co.,Ltd. and others	July, 2019~ October, 2025	January, 2027~ May, 2035	1.77~8.40		9,859,696	10,108,600
Less: Discount on debentures issued						(41,353)	(44,510)

					~~W~~	16,374,578	14,881,620

(c)

Assets pledged as collateral for the Group’s borrowings and other liabilities include investment property and right-of-use assets (land use rights). The details of assets pledged as collateral as of December 31, 2025 are as follows:

(in millions of Won)	Lenders	Book value		Pledged amount
Property, plant and equipment and Investment property	Korea Development Bank and others	~~W~~	5,005,832	5,318,147
Trade accounts and notes receivable	Korea Development Bank and others		136,758	136,758
Financial instruments	Korea Development Bank and others		27,314	27,314
Cash equivalents	Shinhan Bank		272,631	272,631

		~~W~~	5,442,535	5,754,850

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

18. Other Payables

Other payables as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Current
Accounts payable	~~W~~	1,646,460	1,652,957
Accrued expenses		1,242,403	1,275,068
Dividend payable		4,598	4,182
Lease liabilities		180,424	161,601
Withholdings		332,620	370,063

	~~W~~	3,406,505	3,463,871

Non-current
Accounts payable	~~W~~	4,072	6,096
Accrued expenses		18,459	11,979
Lease liabilities		1,160,230	744,500
Long-term withholdings		54,597	46,437

	~~W~~	1,237,358	809,012

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

19. Other Financial Liabilities

Other financial liabilities as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Current
Derivative liabilities	~~W~~	49,947	108,786
Financial guarantee liabilities		8,194	4,972
Others		8,482	7,117

	~~W~~	66,623	120,875

Non-current
Derivative liabilities	~~W~~	7,627	2,236
Financial guarantee liabilities		9,941	8,944
Others		73,500	61,740

	~~W~~	91,068	72,920

20. Provisions

(a)	Provisions as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025			2024
	Current		Non-current	Current	Non-current
Provision for bonus payments	~~W~~	119,010	101,039	121,757	70,104
Provision for construction warranties		39,393	148,673	49,659	137,201
Provision for legal contingencies and claims(*1)		5,685	45,363	17,960	78,486
Provision for the restoration		2,979	196,651	10,041	197,810
Others(*2)		465,577	158,603	196,613	96,958

	~~W~~	632,644	650,329	396,030	580,559

(*1)

The Group recognized probable outflow of resources amounting to ~~W~~35,061 million and ~~W~~80,220 million as provisions for legal contingencies and asserted claim in relation to lawsuits against the Group as of December 31, 2025 and 2024, respectively.

(*2)

According to the Act on the promotion of the development, use and diffusion of new and renewable energy, POSCO INTERNATIONAL Corporation is obliged to supply a certain amount of power, generated by new and renewable energy sources. In accordance with the Act, POSCO INTERNATIONAL Corporation estimated the cost required to fulfill its obligations, such as insufficient supply of power using new and renewable energy to be borne, and as of December 31, 2025 and 2024, the Group recognized ~~W~~45,150 million and ~~W~~64,249 million respectively, as provision.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

20. Provisions (cont’d)

(b)	The following are the key assumptions concerning the future and other key sources of estimation uncertainties at the end of the reporting period.

Key assumptions for the estimation
Provision for bonus payments	Estimations based on financial performance and service provided

Provision for construction warranties	Estimations based on historical warranty data

Provision for legal contingencies and claims	Estimations based on the degree of probability of an unfavorable outcome and the ability to make a sufficient reliable estimate of the amount of loss

(c)	Changes in provisions for the years ended December 31, 2025 and 2024 are as follows:

1)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Increase	Business Combination(*1)	Utilization	Reversal	Others(*2)	Ending
Provision for bonus payments	~~W~~	191,861	159,990	–	(133,528)	(2,634)	4,360	220,049
Provision for construction warranties		186,860	43,891	–	(35,139)	(6,005)	(1,541)	188,066
Provision for legal contingencies and claims		96,446	10,856	–	(23,507)	(15,782)	(16,965)	51,048
Provision for the restoration		207,851	26,853	–	(4,953)	(4,843)	(25,278)	199,630
Others		293,571	484,936	138,212	(29,447)	(68,387)	(194,705)	624,180

	~~W~~	976,589	726,526	138,212	(226,574)	(97,651)	(234,129)	1,282,973

(*1)	During the current year, PT. Prime Agri Resources was newly consolidated as a subsidiary, and the Group included the resulting increase in provisions as part of the business combination.
(*2)	Includes adjusted foreign currency translation differences and others.

2)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	184,391	224,339	(187,004)	(29,461)	(404)	191,861
Provision for construction warranties		196,758	53,244	(48,471)	(8,274)	(6,397)	186,860
Provision for legal contingencies and claims		73,062	54,929	(12,964)	(19,743)	1,162	96,446
Provision for the restoration		175,820	28,917	(8,311)	(6,485)	17,910	207,851
Others		257,722	255,624	(151,362)	(76,790)	8,377	293,571

	~~W~~	887,753	617,053	(408,112)	(140,753)	20,648	976,589

(*1)	Includes transfer to liabilities held for sale and adjusted foreign currency translation differences and others.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

21. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	79,817	81,811

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit assets in the consolidated statements of financial position as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Present value of funded obligations	~~W~~	2,631,811	2,589,246
Fair value of plan assets(*1)		(2,923,780)	(2,962,342)
Present value of non-funded obligations		(4,955)	7,092

Net defined benefit liabilities	~~W~~	(296,924)	(366,004)

(*1)

As of December 31, 2025 and 2024, the Group recognized net defined benefit assets amounting to ~~W~~360,112 million and ~~W~~409,147million, respectively, which represent the excess of each consolidated entity’s plan asset over the present value of defined benefit obligations.

2)	Changes in present value of defined benefit obligations for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Defined benefit obligations at the beginning of period	~~W~~	2,596,338	2,476,709
Current service costs		279,517	266,460
Interest costs		87,759	93,131
Remeasurements :		30,591	147,838
- Loss (gain) from change in financial assumptions		(8,892)	92,706
- Loss (gain) from change in demographic assumptions		(172)	2,700
- Loss (gain) from change in others		39,655	52,432
Benefits paid		(382,620)	(336,899)
Others		15,271	(50,901)

Defined benefit obligations at the end of period	~~W~~	2,626,856	2,596,338

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

21. Employee Benefits (cont’d)

3)	Changes in fair value of plan assets for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Fair value of plan assets at the beginning of period	~~W~~	2,962,342	2,902,714
Interest on plan assets		103,044	112,768
Remeasurement of plan assets		3,967	20,345
Contributions to plan assets		225,385	251,891
Benefits paid		(368,537)	(279,304)
Others		(2,421)	(46,072)

Fair value of plan assets at the end of period	~~W~~	2,923,780	2,962,342

The Group expects to make an estimated contribution of ~~W~~130,667 million to the defined benefit plan assets in 2025.

4)	The fair value of plan assets as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Equity instruments	~~W~~	148,379	14,507
Debt instruments		471,059	404,311
Deposits		1,868,077	2,268,197
Others		436,265	275,327

	~~W~~	2,923,780	2,962,342

5)	The amounts recognized in consolidated statements of comprehensive income for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Current service costs	~~W~~	279,517	266,460
Net interest costs(*1)		(15,286)	(19,637)

	~~W~~	264,231	246,823

(*1)	The actual return on plan assets amounted to ~~W~~107,011 million and ~~W~~133,113 million for the years ended December 31, 2025 and 2024, respectively.

The above expenses by function are as follows:

(in millions of Won)	2025		2024
Cost of sales	~~W~~	184,139	155,146
Selling, administrative expenses and others		80,092	91,677

	~~W~~	264,231	246,823

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

21. Employee Benefits (cont’d)

6)	Accumulated actuarial gains (losses), net of tax recognized in other comprehensive income for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Beginning	~~W~~	(610,189)	(514,844)
Remeasurements of defined benefit plans		(13,163)	(95,345)

Ending	~~W~~	(623,352)	(610,189)

7)	The principal actuarial assumptions as of December 31, 2025 and 2024 are as follows:

(%)	2025	2024
Discount rate	0.92 ~ 7.30	2.50 ~ 21.55
Expected future increase in salaries(*1)	1.50 ~ 29.32	1.50 ~ 29.32

(*1)	The expected future increases in salaries are based on the average salary increase rate over the past five years.

All assumptions are reviewed at the end of the reporting period. Additionally, the total estimated defined benefit obligation includes actuarial assumptions associated with the long-term characteristics of the defined benefit plan

8)

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding the other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

(in millions of Won)	1% Increase			1% Decrease
	Amount		Percentage (%)	Amount	Percentage (%)
Discount rate	~~W~~	(164,782)	(6.3)	190,289	7.2
Expected future increase in salaries		186,448	7.1	(165,385)	(6.3)

9)	As of December 31, 2025, the maturity of the expected benefit payments are as follows:

(in millions of Won)	Within 1 year		1 year ~5 years	5 years ~10 years	10 years ~20 years	After 20 years	Total
Benefits to be paid	~~W~~	282,046	933,451	795,447	1,389,605	672,620	4,073,169

The maturity analysis of the defined benefit obligation was nominal amounts of defined benefit obligations using expected remaining period of service of employees.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

22. Other Liabilities

Other liabilities as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Current
Due to customers for contract work	~~W~~	727,902	491,495
Advances received		500,831	253,171
Unearned revenue		102,275	87,969
Withholdings		209,450	307,753
Firm commitment liability		2,910	10,384
Others(*1)		30,827	22,726

	~~W~~	1,574,195	1,173,498

Non-current
Unearned revenue	~~W~~	3,704	4,317
Others(*1)		102,894	94,942

	~~W~~	106,598	99,259

(*1)

As of December 31, 2025 and 2024, the Group recognized the assumed liability amounting to ~~W~~43,850 million and ~~W~~41,770 million, respectively, related to unfavorable terms of a customer contract relative to market-terms upon the acquisition of Senex Energy Limited by Senex Holdings PTY LTD, a subsidiary.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

23. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of December 31, 2025 and 2024 are as follows:

① December 31, 2025

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	656,181	—	656,181	—	656,181
Short-term financial instruments		491,841	—	491,841	—	491,841
Equity securities		95,230	16,695	—	78,535	95,230
Debt securities		137,647	—	91,699	45,948	137,647
Other securities		696,148	—	—	696,148	696,148
Derivative hedging instruments(*2)		6,392	—	6,392	—	6,392
Fair value through other comprehensive income
Equity securities		1,626,209	1,158,867	28,682	438,660	1,626,209
Assets held for sale		7,276	—	7,276	—	7,276
Financial assets measured at amortized cost(*1)				—
Cash and cash equivalents		7,049,800	—	—	—	—
Trade accounts and notes receivable		9,633,385	—	—	—	—
Other receivables		3,335,169	—	—	—	—
Debt securities		962,120	—	—	—	—
Deposit instruments		7,167,658	—	—	—	—
Assets held for sale		2,238	—	—	—	—

	~~W~~	31,867,294	1,175,562	1,282,071	1,259,291	3,716,924

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	41,131	—	41,129	—	41,129
Borrowings		44,509	44,509	—	—	44,509
Derivative hedging instruments(*2)		16,443	—	16,443	—	16,443
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		5,106,921	—	—	—	—
Borrowings		28,447,491	—	28,645,932	—	28,645,932
Financial guarantee liabilities		18,135	—	—	—	—
Others		4,075,379	—	—	—	—
Other financial Liabilities		81,982	—	—	—	—

	~~W~~	37,831,991	44,509	28,703,504	—	28,748,013

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)

The Group applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Group applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influences cash flow from borrowings.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

23. Financial Instruments (cont’d)

② December 31, 2024

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	946,393	—	946,393	—	946,393
Short-term financial instruments		1,212,643	—	1,212,643	—	1,212,643
Equity securities		52,222	26,792	—	25,430	52,222
Debt securities		113,728	—	82,699	31,029	113,728
Other securities		762,177	—	—	762,177	762,177
Derivative hedging instruments(*2)		16,483	—	16,483	—	16,483
Fair value through other comprehensive income
Equity securities		1,119,322	703,181	—	416,141	1,119,322
Assets held for sale		604,439	604,439	—	—	604,439
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		6,767,898	—	—	—	—
Trade accounts and notes receivable		9,374,217	—	—	—	—
Other receivables		2,739,523	—	—	—	—
Debt securities		402,644	—	—	—	—
Deposit instruments		6,445,428	—	—	—	—

	~~W~~	30,557,117	1,334,412	2,258,218	1,234,777	4,827,407

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	105,187	—	105,187	—	105,187
Borrowings		39,053	39,053	—	—	39,053
Derivative hedging instruments(*2)		5,835	—	5,835	—	5,835
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		6,161,177	—	—	—	—
Borrowings		25,958,314	—	26,166,994	—	26,166,994
Financial guarantee liabilities		13,916	—	—	—	—
Others		3,757,314	—	—	—	—
Other financial Liabilities		68,857	—	—	—	—

	~~W~~	36,109,653	39,053	26,278,016	—	26,317,069

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)

The Group applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Group applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influences cash flow from borrowings.

2)	Financial assets and financial liabilities classified as fair value hierarchy Level 2

Fair values of derivatives are measured using the derivatives instrument valuation models such as discounted cash flow method. Inputs of the financial instrument valuation model include forward rate, interest rate and others. The fair value of derivatives may change depending on the type of derivatives and the nature of the underlying assets.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

23. Financial Instruments (cont’d)

3)	Financial assets classified as fair value hierarchy Level 3

①	Valuation technique and significant but not observable inputs for the financial assets classified as fair value hierarchy Level 3 as of December 31, 2025 are as follows:

(in millions of Won)	Fair value		Valuation technique	Inputs	Range of inputs	Effect on fair value assessment with unobservable input
Financial assets at fair value	~~W~~	524,552	Discounted cash flows	Growth rate	0%~1.00%	As growth rate increases, fair value increases
			Method	Discount rate	6.00%~13.00%	As discount rate increases, fair value decreases
		51,734	Proxy firm valuation method	Price multiples	0.00~37.765	As price multiples increases, fair value increases
		93,831	Binomial Option	Value of	USD 1,827,288	Fair value increases when
			Pricing Model	underlying asset	thousands	value of underlying asset increases
				Volatility	45%	Fair value increases when volatility increases
		589,174	Asset value approach	—	—	—

②	Sensitivity analysis of financial assets classified as Level 3 of fair value hierarchy

If other inputs remain constant as of December 31, 2025 and one of the significant but not observable input is changed, the effect on fair value measurement is as follows:

(in millions of Won)	Input variable	Favorable changes		Unfavorable changes
Financial assets at fair value	Fluctuation 0.5% of growth rate	~~W~~	336	(302)
	Fluctuation 0.5% of discount rate		3,474	(3,682)

③	Changes in fair value of financial assets classified as Level 3 for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Beginning	~~W~~	1,234,777	875,091
Acquisition		122,766	398,296
Gain (loss) on valuations of financial assets		6,426	48,336
Other comprehensive income (loss)		1,941	(13,066)
Disposal and others		(106,619)	(73,880)

Ending	~~W~~	1,259,291	1,234,777

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

23. Financial Instruments (cont’d)

4)	Finance income and costs by category of financial instrument for the years ended December 31, 2025 and 2024 are as follows:

①	For the year ended December 31, 2025

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	—	(57,207)	—	51,353	9,267	3,413	—
Derivative assets		—	67,796	—	221,995	—	289,791	—
Financial assets at fair value through other comprehensive income		—	—	—	—	28,789	28,789	319,618
Financial assets measured at amortized cost		533,307	—	(33,989)	(73,431)	3,107	428,994	—
Financial liabilities at fair value through profit or loss		—	(1,310)	(4,145)	—	—	(5,455)	—
Derivative liabilities		—	12,049	—	(358,953)	—	(346,904)	8
Financial liabilities measured at amortized cost		(1,091,462)	—	38,876	—	(34,187)	(1,086,773)	—

	~~W~~	(558,155)	21,328	742	(159,036)	6,976	(688,145)	319,626

②	For the year ended December 31, 2024

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	—	120,544	—	136,699	887	258,130	—
Derivative assets		—	820,979	—	399,680	—	1,220,659	—
Financial assets at fair value through other comprehensive income		—	—	—	—	76,060	76,060	(150,443)
Financial assets measured at amortized cost		576,782	—	1,098,245	(82,615)	(10,613)	1,581,799	—
Financial liabilities at fair value through profit or loss		—	239,120	(57,625)	(6,257)	—	175,238	—
Derivative liabilities		—	(31,018)	—	(279,594)	—	(310,612)	(110)
Financial liabilities measured at amortized cost		(1,051,511)	—	(1,781,845)	(806)	(36,252)	(2,870,414)	—

	~~W~~	(474,729)	1,149,625	(741,225)	167,107	30,082	130,860	(150,553)

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

23. Financial Instruments (cont’d)

(b)	Credit risk

1)	Credit risk exposure

The carrying amount of financial assets represents the Group’s maximum exposure to credit risk. The maximum exposure to credit risk as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Cash and cash equivalents	~~W~~	7,049,800	6,767,898
Derivative assets		662,573	962,876
Short-term financial instrument		491,841	1,212,643
Debt securities		1,099,767	516,372
Other securities		696,148	762,177
Other receivables		3,335,169	2,739,523
Trade accounts and notes receivable		11,217,682	10,849,398
Deposit instruments		7,167,658	6,445,428
Assets held for sale		2,238	—

	~~W~~	31,722,876	30,256,315

The Group provided financial guarantee for the repayment of loans of associates, joint ventures and third parties. As of December 31, 2025 and 2024, the maximum exposure to credit risk related to the financial guarantee amounted to ~~W~~3,613,477 million and ~~W~~3,832,003 million, respectively.

2)	Impairment losses on financial assets and contract assets

The Group assesses expected credit losses by estimating the default rate based on the credit loss experience of prior periods and overdue conditions and considers the credit default swap (CDS) premium to reflect changes in credit risk by sector. For credit-impaired assets and significant receivables where the credit risk is significantly increased, credit losses are individually assessed.

①	Allowance for doubtful accounts as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Trade accounts and notes receivable	~~W~~	574,918	366,109
Other accounts receivable		209,126	219,811
Loans		571,650	510,036
Others		9,410	18,414

	~~W~~	1,365,104	1,114,370

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

23. Financial Instruments (cont’d)

②	Impairment losses on financial assets for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Beginning	~~W~~	1,114,370	952,719
Bad debt expenses		168,960	134,230
Other bad debt expenses(*1)		53,355	68,979
Less: Recovery of allowance for other bad debt accounts		(18,513)	(18,080)
Others(*2)		46,932	(23,478)

Ending	~~W~~	1,365,104	1,114,370

(*1)	Other bad debt expenses are mainly related to loans and other accounts receivable.
(*2)	Others for the years ended December 31, 2025 and 2024, decreased mainly due to write-off amounting to ~~W~~33,648 million and ~~W~~75,349 million, respectively.

③	The aging and allowance for doubtful accounts of trade accounts and notes receivable as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025			2024
	Trade accounts and notes receivable		Allowance for doubtful accounts	Trade accounts and notes receivable	Allowance for doubtful accounts
Not due	~~W~~	9,381,077	11,690	9,438,292	8,774
Over due less than 1 month		373,156	2,347	496,419	4,555
1 month ~ 3 months		242,259	932	272,977	3,087
3 months ~ 12 months		834,972	102,807	187,461	22,340
Over 12 months		961,136	457,142	820,358	327,353

	~~W~~	11,792,600	574,918	11,215,507	366,109

④	The aging and allowance for doubtful accounts of other receivables as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025			2024
	Loans and other account receivable		Allowance for doubtful accounts	Loans and other account receivable	Allowance for doubtful accounts
Not due	~~W~~	3,476,605	459,628	2,870,906	442,293
Over due less than 1 month		81,948	25	68,592	216
1 month ~ 3 months		113,474	36,268	146,091	19,349
3 months ~ 12 months		139,074	26,423	60,825	6,702
Over 12 months		314,254	267,842	341,370	279,701

	~~W~~	4,125,355	790,186	3,487,784	748,261

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

23. Financial Instruments (cont’d)

(c)	Liquidity risk

1)	Contractual maturities for non-derivative financial liabilities are as follows:

(in millions of Won)	Book value		Contractual cash flow	Within 1 year	1 year ~ 5 years	After 5 years
Trade accounts and notes payable	~~W~~	5,106,921	5,106,921	5,106,921	—	—
Borrowings		28,492,000	33,051,735	12,722,356	17,945,996	2,383,383
Financial guarantee liabilities(*1)		18,135	3,613,477	3,613,477	—	—
Lease liabilities		1,340,654	1,719,521	207,565	649,154	862,802
Other financial liabilities		2,734,724	2,734,965	2,657,699	77,266	—

	~~W~~	37,692,434	46,226,619	24,308,018	18,672,416	3,246,185

(*1)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

2)	Contractual maturities for derivative financial liabilities are as follows:

(in millions of Won)	Within 1 year		1 year ~ 5 years	Total
Currency forward	~~W~~	20,857	1,958	22,815
Currency swap		12,629	5,669	18,298
Others		16,461	—	16,461

	~~W~~	49,947	7,627	57,574

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

23. Financial Instruments (cont’d)

(d)	Currency risk

1)

The Group is exposed to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of the changes in foreign exchange rates. The exposure to currency risk as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025			2024
	Assets		Liabilities	Assets	Liabilities
USD	~~W~~	5,285,433	11,385,039	5,441,771	10,927,022
EUR		859,737	691,208	670,436	530,728
JPY		183,579	50,754	303,556	213,071
Others		1,388,889	296,563	2,280,424	367,264

2)

As of December 31, 2025 and 2024, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025			2024
	10% increase		10% decrease	10% increase	10% decrease
USD	~~W~~	(609,961)	609,961	(548,525)	548,525
EUR		16,853	(16,853)	13,971	(13,971)
JPY		13,283	(13,283)	9,049	(9,049)

(e)	Interest rate risk

1)	The carrying amount of interest-bearing financial instruments as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Fixed rate
Financial assets	~~W~~	16,949,804	16,067,746
Financial liabilities		(23,619,701)	(22,213,449)

		(6,669,897)	(6,145,703)

Variable rate
Financial liabilities	~~W~~	(6,212,953)	(4,690,019)

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

23. Financial Instruments (cont’d)

2)	Sensitivity analysis on the cash flows of financial instruments with variable interest rate

The Group’s interest rate risk mainly arises from borrowings with variable interest rate. As of December 31, 2025 and 2024, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in interest expense for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025			2024
	1% increase		1% decrease	1% increase	1% decrease
Variable rate financial instruments	~~W~~	(62,130)	62,130	(46,900)	46,900

(f)	Supplier finance arrangement

(1) The Group utilizes purchasing cards, purchasing loans, e-accounts receivable backed loans, and B2B/B2B plus loans under its supplier finance arrangements. The carrying amounts of the related financial liabilities and the line items in which they are presented in the statement of financial position are as follows:

(in millions of Won)	2025			2024
	Balance		Amount received by suppliers	Balance
Trade accounts and notes payable	~~W~~	733,651	617,925	1,298,398
Accounts Payables		263,327	7,643	273,366

	~~W~~	996,978	625,568	1,571,764

(2) The payment due dates for financial liabilities that are part of the supplier finance arrangements and for other financial liabilities are as follows:

Statement of financial position line item	Payment due date
Financial liabilities related to supplier finance arrangements	5 to 150 Days
Other comparable financial liabilities	7 to 90 Days

(3) As of the end of the current and prior years, there have been no significant non-cash changes in the carrying amounts of trade accounts payable and other payables that are part of the supplier finance arrangements.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

24. Share Capital and Capital Surplus

(a)	Share capital as of December 31, 2025 and 2024 are as follows:

(in Won, except share information)	2025		2024
Number of shares authorized shares		200,000,000	200,000,000
Par value per share	~~W~~	5,000	5,000
Number of shares issued(*1,2)		80,932,952	82,624,377
Share capital(*3)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of December 31, 2025, total number of American Depository Receipts (ADRs) outstanding in overseas stock market amounts to 9,159,020 and such ADRs are equivalent to 2,289,755 shares of common stock.
(*2)

Pursuant to the resolution of the Board of Directors’ meeting on February 19, 2025, the Company decided to retire 1,691,425 shares using distributable profits, and it was completed on March 31, 2025. As a result, as of December 31, 2025, the Company’s total number of issued shares has decreased.

(*3)

As of December 31, 2025, the difference between the ending balance of common stock and the aggregate par value of issued common stock is ~~W~~77,738 million due to retirement of 15,547,673 treasury shares.

(b)	The changes in issued common stock for the years ended December 31, 2025 and 2024 are as follows:

(share)	2025			2024
	Issued shares	Treasury shares	Number of outstanding shares	Issued shares	Treasury shares	Number of outstanding shares
Beginning	82,624,377	(7,003,598)	75,620,779	84,571,230	(8,695,023)	75,876,207
Disposal of treasury shares	—	—	—	—	(255,428)	(255,428)
Retirement of treasury shares	(1,691,425)	1,691,425	—	(1,946,853)	1,946,853	—

Ending	80,932,952	(5,312,173)	75,620,779	82,624,377	(7,003,598)	75,620,779

(c)	Capital surplus as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		808,994	808,994
Other capital surplus		412,297	376,075

	~~W~~	1,685,116	1,648,894

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

25. Hybrid Bonds

(a)	POSCO FUTURE M CO., LTD, a subsidiary of the Group, issued hybrid bonds for the year ended December 31, 2024. The contents are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	2025		2024
Hybrid bond(*1)	2024-12-18	2054-12-18	4.64	~~W~~	600,000	600,000

(*1)	Details of issuance of hybrid bonds are as follows:

KRW Hybrid bond

Maturity date	30 years (The issuer has a right to extend the maturity date)

Interest rate	Issue date ~ 2031-12-18 : 4.64%

Reset every year: additionally +0.75% according to Step-up clauses

Interest payments condition	Quarterly (The issuer may defer interest payments except in cases where it resolves to pay dividends or repays pari passu debt and subordinated debt)

Others	The issuer can call the hybrid bond 5 years of after issuance

(b)

The hybrid bonds can be redeemed after a certain period has elapsed since the issuance date, and its maturity can be extended under the same conditions on the maturity date. Additionally, as interest payments can be deferred, it is deemed that the issuer has an unconditional right to avoid delivering cash or other financial assets to settle the contractual obligation. Accordingly, the Group has classified this bond as equity.

(c)	POSCO HOLDINGS INC., the controlling company, acquired ~~W~~500,000 million out of the ~~W~~600,000 million hybrid bonds issued by POSCO FUTURE M CO., LTD.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

26. Other components of equity

(a)	Details of other components of equity as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Capital adjustment arising from investments in equity-accounted investees	~~W~~	126,043	76,870
Changes in fair value of equity investments at fair value through other comprehensive income		341,198	20,066
Foreign currency translation differences		1,016,290	983,071
Losses on valuation of derivatives		(917)	(925)
Others		78,896	76,347

	~~W~~	1,561,510	1,155,429

(b)	Changes in fair value of equity investments at fair value through other comprehensive income for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Beginning balance	~~W~~	20,066	153,279
Changes in unrealized fair value of equity investments		318,654	(145,051)
Reclassification upon disposal		2,478	11,838

Ending balance	~~W~~	341,198	20,066

27. Treasury Shares

Based on the Board of Directors’ resolution, the Group holds treasury shares for business purposes, including price stabilization. Changes in treasury shares for the years ended December 31, 2025 and 2024 are as follows:

(shares, in millions of Won)	2025			2024
	Number of shares	Amount		Number of shares	Amount
Beginning	7,003,598	~~W~~	1,550,862	8,695,023	~~W~~	1,889,658
Acquisition of treasury shares	—		—	255,428		92,311
Retirement of teasury share	(1,691,425)		(374,546)	(1,946,853)		(431,107)

Ending	5,312,173	~~W~~	1,176,316	7,003,598	~~W~~	1,550,862

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

28. Revenue

(a)	Disaggregation of revenue

Details of revenue disaggregated by types of revenue and timing of revenue recognition for the years ended December 31, 2025 and 2024 are as follows:

1)	For the year ended December 31, 2025

(in millions of Won)			Infrastructure
	Steel		Trading	Construction	Logistics and others	Materials of secondary battery	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	36,276,548	21,387,183	—	1,174	2,036,620	759	59,702,284
Revenue from services		852,575	2,259,069	131,558	259,477	3,780	3,803	3,510,262
Revenue from construction contract		—	—	5,463,361	—	43,484	—	5,506,845
Others		155,736	97,852	20,506	48,047	12,434	40,920	375,495

	~~W~~	37,284,859	23,744,104	5,615,425	308,698	2,096,318	45,482	69,094,886

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	36,432,284	21,485,035	67,864	49,221	2,049,054	41,680	60,125,138
Revenue recognized over time		852,575	2,259,069	5,547,561	259,477	47,264	3,802	8,969,748

	~~W~~	37,284,859	23,744,104	5,615,425	308,698	2,096,318	45,482	69,094,886

2)	For the year ended December 31, 2024

(in millions of Won)			Infrastructure
	Steel		Trading	Construction	Logistics and others	Materials of secondary battery	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	38,049,273	20,059,155	—	11,894	2,783,237	—	60,903,559
Revenue from services		889,556	2,736,866	127,572	363,384	3,676	3,579	4,124,633
Revenue from construction contract		—	—	7,281,149	—	25,636	—	7,306,785
Others		165,266	7,752	64,285	46,464	—	69,399	353,166

	~~W~~	39,104,095	22,803,773	7,473,006	421,742	2,812,549	72,978	72,688,143

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	38,214,539	20,066,907	337,363	58,358	2,783,237	69,399	61,529,803
Revenue recognized over time		889,556	2,736,866	7,135,643	363,384	29,312	3,579	11,158,340

	~~W~~	39,104,095	22,803,773	7,473,006	421,742	2,812,549	72,978	72,688,143

(b)	Details of contract assets and liabilities from contracts with customers as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Receivables
Trade accounts and notes receivable	~~W~~	9,633,385	9,374,218
Contract assets
Due from customers for contract work		1,584,297	1,475,180
Contract liabilities(*)
Advance received		505,394	256,522
Due to customers for contract work		727,902	491,495
Unearned revenue		100,967	89,807

(*)	The details of the contract liabilities balance of POSCO Eco & Challenge Co., Ltd., a major subsidiary, that were recognized as revenue for the years ended December 31, 2025 and 2024 are as follows.

(in millions of Won)	2025		2024
Contract liability balance at the beginning of the reporting period recognized as revenue	~~W~~	372,835	433,980

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

29. Contract under Input Method

(a)	Details of outstanding contracts as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025			2024
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	16,843,416	226,619	27,830,242	262,814
Accumulated contract profit		1,325,037	65,174	1,903,582	43,690
Accumulated contract loss		(723,085)	(6,795)	(707,167)	(1,930)
Accumulated contract revenue		17,445,368	284,998	29,026,657	304,574

(b)	Details of due from customers for contract work and due to customers for contract work as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025			2024
	Construction segment		Others	Construction segment	Others
Due from customers for contract	~~W~~	1,560,490	33,968	1,473,843	13,716
Due to customers for contract work		(724,368)	(3,534)	(479,546)	(11,949)

	~~W~~	836,122	30,434	994,297	1,767

(c)	Details of the provisions of construction loss as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Construction segment	~~W~~	113,391	52,492
Others		915	857

	~~W~~	114,306	53,349

(d)

For the year ended December 31, 2025, the total contract revenues and the estimated total contract costs have changed and the impact of such changes on profit before income tax for the current and future periods are as follows:

(in millions of Won)				Changes in profit (loss) of contract
	Changes in total contract revenue		Changes in estimated total contract costs	Net income	Future income (loss)	Total
Construction segment	~~W~~	1,195,707	1,237,833	(410,312)	368,186	(42,126)
Others		2,594	591	1,916	87	2,003

	~~W~~	1,198,301	1,238,424	(408,396)	368,273	(40,123)

The above details of impact on profit for the current and future periods are calculated based on the total contract costs estimated, considering the events that occurred for the period from the commencement date of the contract to December 31, 2025 and the estimated total contract revenue as of December 31, 2025. The estimated total contract costs and revenue are subject to change in future periods.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

29. Contract under Input Method (cont’d)

(e)	As of December 31, 2025, revenue expected to be recognized in the future in relation to performance obligations that have not been fulfilled (or partially fulfilled) is as follows:

(in millions of Won)	2026		2027	2028	After 2029	Total
Construction segment	~~W~~	7,345,525	5,308,796	2,928,964	2,330,608	17,913,893
Others		54,538	1,203	—	—	55,741

	~~W~~	7,400,063	5,309,999	2,928,964	2,330,608	17,969,634

(f)	Uncertainty of estimates

1)	Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can increase due to additional contract work, claims and incentive payments, or decrease due to penalty when the completion of contract is delayed due to the Group’s fault. Therefore, this measurement of contract revenues is affected by the uncertainty of the occurrence of future events.

2)	Total contract costs

Contract revenues are recognized based on the percentage of completion, which is measured on the basis of the gross cost amount incurred to date. Total contract costs are estimated based on estimates of future material costs, labor costs, outsourcing costs and others. There is an uncertainty in estimates on future contract costs due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

30. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Wages and salaries	~~W~~	1,323,637	1,212,005
Expenses related to post-employment benefits		100,701	136,211
Other employee benefits		305,212	300,425
Travel		54,993	47,681
Depreciation		177,151	173,507
Amortization		116,416	113,130
Communication		13,218	13,472
Electricity		17,192	15,618
Taxes and public dues		99,535	94,658
Rental		37,847	45,440
Repairs		11,684	16,502
Entertainment		13,402	13,993
Advertising		95,532	102,271
Research & development		195,255	207,557
Service fees		234,441	268,701
Vehicles maintenance		7,632	7,880
Industry association fee		13,877	12,578
Conference		23,475	22,797
Bad debt expenses		168,960	134,230
Others		84,650	65,822
	~~W~~	3,094,810	3,004,478

(b)	Selling expenses

Selling expenses for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Freight and custody expenses	~~W~~	31,038	34,554
Operating expenses for distribution center		618	1,995
Sales commissions		94,092	102,114
Sales advertising		1,632	4,304
Sales promotion		10,729	9,887
Sample		2,181	2,436
Sales insurance premium		34,606	32,139
Contract cost		52,808	35,124
Others		16,471	12,335

	~~W~~	244,175	234,888

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

31. Research and Development Expenditures Recognized as Expenses

Research and development expenditures recognized as expenses for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Administrative expenses	~~W~~	331,924	348,003
Cost of sales		195,255	207,557

	~~W~~	527,179	555,560

32. Finance Income and Costs

Details of finance income and costs for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Finance income
Interest income	~~W~~	533,307	576,782
Dividend income		38,056	76,947
Gain on foreign currency transactions		1,339,770	1,419,887
Gain on foreign currency translations		722,904	1,187,507
Gain on derivatives transactions		298,505	437,999
Gain on valuations of derivatives		149,211	898,586
Gain on disposals of financial assets at fair value through profit of loss		58,487	164,556
Gain on valuations of financial assets at fair value through profit or loss		74,295	201,059
Gain on valuations of financial liabilities at fair value through profit or loss		—	239,120
Others		7,602	9,152

	~~W~~	3,222,137	5,211,595

Finance costs
Interest expenses	~~W~~	1,091,462	1,051,511
Loss on foreign currency transactions		1,354,094	1,448,214
Loss on foreign currency translations		707,838	1,900,405
Loss on derivatives transactions		435,463	317,913
Loss on valuation of derivatives		69,366	108,625
Loss on disposal of trade accounts and notes receivable		73,431	82,615
Loss on disposals of financial assets at fair value through profit or loss		7,134	27,857
Loss on valuations of financial assets at fair value through profit or loss		131,502	80,515
Loss on valuations of financial liabilities at fair value through profit or loss		1,310	—
Others		38,682	63,080

	~~W~~	3,910,282	5,080,735

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

33. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Other non-operating income
Recovery of other bad debt expenses	~~W~~	18,513	18,080
Gain on disposals of investment in subsidiaries, associates and joint ventures		47,374	14,235
Gain on disposals of property, plant and equipment		15,792	26,533
Gain on disposals of assets held for sale		53,692	—
Gain on valuation of firm commitment		42,010	46,918
Reversal of other provisions		8,132	15,834
Premium income		19,596	157,552
Others		100,482	107,953

	~~W~~	305,591	387,105

Other non-operating expenses
Other bad debt expenses	~~W~~	53,355	68,979
Loss on disposals of assets held for sale		13,104	33,943
Loss on disposals of investments in subsidiaries, associates and joint ventures		12,819	73,428
Loss on disposals of property, plant and equipment		89,883	85,149
Impairment loss on property, plant and equipment		135,653	608,122
Impairment loss on intangible assets		51,640	47,993
Loss on valuation of firm commitment		28,072	40,383
Idle tangible asset expenses		5,517	3,047
Increase to provisions		55,637	84,689
Donations		90,443	75,261
Others		151,447	62,882

	~~W~~	687,570	1,183,876

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

34. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the consolidated statements of comprehensive income for the years ended December 31, 2025 and 2024 are as follows (excluding finance costs and income tax expense):

(in millions of Won)	2025		2024
Raw material used, changes in inventories and others	~~W~~	40,930,022	42,161,756
Employee benefits expenses(*2)		5,231,514	5,075,621
Outsourced processing cost		8,464,877	10,333,545
Electricity and water expenses		1,275,012	1,200,587
Depreciation(*1)		3,693,288	3,530,770
Amortization		465,935	453,689
Freight and custody expenses		2,444,069	2,594,589
Sales commissions		94,092	102,114
Loss on disposal of property, plant and equipment		89,883	85,149
Impairment loss on property, plant and equipment		135,653	608,122
Impairment loss on intangible assets		51,640	47,993
Donations		90,443	75,261
Other expenses		4,988,965	5,429,250

	~~W~~	67,955,393	71,698,446

(*1)	Includes depreciation of investment property.
(*2)	The details of employee benefits expenses for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Wages and salaries	~~W~~	4,878,407	4,769,925
Expenses related to post-employment benefits		353,107	305,696

	~~W~~	5,231,514	5,075,621

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

35. Income Taxes

(a)	Income tax expense for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Current income taxes(*1)	~~W~~	665,415	598,276
Deferred income tax due to temporary differences		44,923	(349,762)
Items credited directly to equity		(107,892)	55,109

Income tax expense	~~W~~	602,446	303,623

(*1)	Refund (additional payment) of income taxes as a result of a final corporation tax return, tax audits and others credited (charged) directly to current income taxes.

(b)	The income taxes credited (charged) directly to equity for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Net changes in fair value of equity investments at fair value through other comprehensive income(*1)	~~W~~	(129,758)	41,999
Remeasurements of defined benefit plans(*1)		15,475	27,261
Others		6,391	(14,151)

	~~W~~	(107,892)	55,109

(*1)	Those amounts were recognized in other comprehensive income.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

35. Income Taxes (cont’d)

(c)	The following table reconciles the calculated income tax expense to profit before income tax expense for the years ended December 31, 2025 and 2024.

(in millions of Won)	2025		2024
Profit before income tax expense	~~W~~	1,106,850	1,251,204
Income tax expense computed at statutory rate		339,114	285,793
Adjustments:
Tax credit		(35,757)	(22,122)
Income tax refund for prior years		(41,631)	(77,482)
Investment in subsidiaries, associates and joint ventures		(1,691)	107,197
Tax effect due to permanent differences		9,010	(3,801)
Carryforward of unused tax losses		(3,418)	(19,545)
Effect of tax rate change		253,132	7,368
Others		83,687	26,215

		263,332	17,830

Income tax expense	~~W~~	602,446	303,623

Effective tax rate (%)		54.43%	24.27%

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

35. Income Taxes (cont’d)

(d)	The movements in deferred tax assets (liabilities) for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025				2024
	Beginning		Increase (decrease)	Ending	Beginning	Increase (decrease)	Ending
Deferred income tax due to temporary differences
Allowance for doubtful account	~~W~~	187,472	88,053	275,525	156,608	30,864	187,472
PP&E and Intangible asset(*1)		286,927	(859,828)	(572,901)	239,702	47,225	286,927
Share of profit or loss of equity-accounted investees		284,954	27,420	312,374	290,919	(5,965)	284,954
Allowance for inventories valuation		34,849	(18,580)	16,269	63,187	(28,338)	34,849
Prepaid expenses		14,942	(869)	14,073	13,553	1,389	14,942
Gain or loss on foreign currency translation		217,580	(94,052)	123,528	143,239	74,341	217,580
Defined benefit liabilities		9,130	26,705	35,835	(3,534)	12,664	9,130
Provision for construction losses		12,337	15,340	27,677	11,669	668	12,337
Provision for construction warranty		43,241	2,428	45,669	45,723	(2,482)	43,241
Accured income		(14,559)	(25,991)	(40,550)	(21,271)	6,712	(14,559)
Provision for accelerated depreciation(*1)		(1,091,668)	646,835	(444,833)	(2,660,730)	33,443	(2,627,287)
Spin-off(*1)		—	—	—	1,536,177	(558)	1,535,619
Others		213,654	169,384	383,038	275,829	(62,175)	213,654

		198,859	(23,155)	175,704	91,071	107,788	198,859

Deferred income taxes recognized directly to equity
Net changes in fair value of equity investments at fair value through other comprehensive income		11,881	(129,758)	(117,877)	(35,572)	47,453	11,881
Others		60,398	21,866	82,264	47,288	13,110	60,398

		72,279	(107,892)	(35,613)	11,716	60,563	72,279

Deferred tax from tax credit
Tax credit carry-forward and others		384,376	148,700	533,076	253,559	130,817	384,376
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		268,280	(62,576)	205,704	217,686	50,594	268,280

	~~W~~	923,794	(44,923)	878,871	574,032	349,762	923,794

(*1)

During the current period, following the application of the consolidated tax system, the Group determined that it has a legally enforceable right and the intention to offset deferred tax assets and deferred tax liabilities, as they relate to the same tax authority. Accordingly, the related amounts have been presented on a net basis.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

35. Income Taxes (cont’d)

(e)	Deferred tax assets and liabilities for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025				2024
	Asset		Liabilities	Net	Asset	Liabilities	Net
Deferred income tax due to temporary differences
Allowance for doubtful account	~~W~~	275,547	(22)	275,525	187,522	(50)	187,472
PP&E and Intangible asset		569,256	(1,142,157)	(572,901)	381,583	(94,656)	286,927
Share of profit or loss of equity-accounted investees		325,925	(13,551)	312,374	297,596	(12,642)	284,954
Allowance for inventories valuation		16,269	—	16,269	34,849	—	34,849
Prepaid expenses		14,313	(240)	14,073	16,366	(1,424)	14,942
Gain or loss on foreign currency translation		142,708	(19,180)	123,528	222,220	(4,640)	217,580
Defined benefit liabilities		614,728	(578,893)	35,835	612,680	(603,550)	9,130
Provision for construction losses		27,677	—	27,677	12,337	—	12,337
Provision for construction warranty		45,669	—	45,669	43,241	—	43,241
Accured income		—	(40,550)	(40,550)	—	(14,559)	(14,559)
Provision for accelerated depreciation		—	(444,833)	(444,833)	—	(2,627,287)	(2,627,287)
Spin-off		—	—	—	1,538,619	(3,000)	1,535,619
Others		481,152	(98,114)	383,038	298,149	(84,495)	213,654

		2,513,244	(2,337,540)	175,704	3,645,162	(3,446,303)	198,859

Deferred income taxes recognized directly to equity
Net changes in fair value of equity investments at fair value through other comprehensive income		48,881	(166,758)	(117,877)	59,666	(47,785)	11,881
Others		87,824	(5,560)	82,264	67,722	(7,324)	60,398

		136,705	(172,318)	(35,613)	127,388	(55,109)	72,279

Deferred tax from tax credit
Tax credit carry-forward and others		533,076	—	533,076	384,376	—	384,376
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		527,879	(322,175)	205,704	544,482	(276,202)	268,280

	~~W~~	3,710,904	(2,832,033)	878,871	4,701,408	(3,777,614)	923,794

(f)

As of December 31, 2025, deductible temporary differences of ~~W~~5,856,845 million and taxable temporary differences of ~~W~~11,718,879 million related to investments in subsidiaries and associates were not recognized as deferred tax assets or liabilities because it is not probable that they will reverse in the foreseeable future.

(g)	The Group recognized current tax payable or receivable at the amount expected to be paid or received that reflects uncertainty related to income taxes.

(h)	Application of the Consolidated Tax System

Beginning in the current period, the Company applies the consolidated tax system, under which the parent company and its domestic subsidiaries are treated as a single tax unit for corporate income tax purposes. As the controlling entity of the consolidated tax group, the parent company is responsible for filing the tax return and paying the corporate income tax on behalf of the group, and subsequently collects the respective tax amounts from each domestic subsidiary.

The current income tax liabilities recognized in the current period in relation to the consolidated tax system are as follows:

(in millions of Won)	2025
Current income tax liabilities(*1)	~~W~~	72,405

(*1)	Calculated and recognized based on the application of the consolidated tax system in the current period.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

35. Income Taxes (cont’d)

(i)	Global minimum top-up tax

In 2023, Pillar Two legislation has been enacted in the Republic of Korea, where the Company is domiciled, which is effective for the fiscal years starting on or after January 1, 2024. Accordingly, the Group calculated the Pillar Two income tax expense for the year ended December 31, 2025 as it is subject to global minimum top-up tax under the application of the OECD’s Pillar Two Model Rules via domestic legislation. The Group reviewed subsidiaries qualifying as taxpayer, including the controlling company and, as a result, did not recognize any income tax expense for the year ended December 31, 2025 as the impact of the global minimum top-up tax on the consolidated financial statements as of December 31, 2025 would not be significant. Furthermore, the Group applies temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two Model Rules as prescribed in KIFRS 1012 Income Taxes. Accordingly, it did not recognize deferred tax assets and liabilities related to the global minimum top-up tax and does not disclose information related to deferred income tax.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

36. Earnings Per Share

(a)	Basic earnings per share for the years ended December 31, 2025 and 2024 are as follows:

(in Won except per share information)	2025		2024
Profit attributable to controlling interest	~~W~~	657,654,060,164	1,094,917,125,078
Weighted-average number of common shares outstanding(*1)		75,620,779	75,767,552

Basic earnings per share	~~W~~	8,697	14,451

(*1)	The weighted-average number of common shares used to calculate basic earnings per share is as follows:

(shares)	2025	2024
Total number of common shares issued	81,350,016	83,761,569
Weighted-average number of treasury shares	(5,729,237)	(7,994,017)

Weighted-average number of common shares outstanding	75,620,779	75,767,552

The Group has exchangeable bonds that can be exchanged for common stocks with dilutive effects as of December 31, 2025 and 2024. The diluted earnings per share for the year ended December 31, 2025 is the same as the basic earnings per share due to the anti-dilutive effect.

(b)	Diluted earnings per share for the year ended December 31, 2024 are calculated as follows:

(in Won, except share information)
	2024
Profit attributable to controlling interest	~~W~~	1,094,917,125,078
Gain from exchange rate on and revaluation of exchangeable bonds		(139,569,768,850)
Diluted profit		1,234,486,893,928
Adjusted weighted-average number of common shares(*1)		77,990,432
Diluted earnings per share	~~W~~	12,250

(*1)	The adjusted weighted-average number of common shares outstanding to calculate diluted earnings per share are as follows:

(shares)	2024
Weighted-average number of common shares outstanding	75,767,552
Weighted-average number of potential common shares	2,222,880

Adjusted weighted-average number of common shares	77,990,432

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

37. Related Party Transaction

(a)	Related parties of the Group as of December 31, 2025 are as follows:

Type	Company
Investments in associates and joint ventures	[Domestic] POSCO MC MATERIALS, Samcheok Blue Power Co., Ltd., SNNC and others.

[Foreign]

Roy Hill Holdings Pty Ltd, POSCO-NPS Niobium LLC, KOBRASCO, PT NICOLE METAL INDUSTRY, HBIS-POSCO Automotive Steel Co., Ltd, South -East Asia Gas Pipeline Company Ltd., 9404-5515 Quebec Inc., AES Mong Duong Power Company Limited, KOREA LNG LTD., Nickel Mining Company SAS and others.

(b)	Significant transactions between the Group and its related parties for the years ended December 31, 2025 and 2024 are as follows:

1)	For the year ended December 31, 2025

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	52,814	—	48,449	—	54
SNNC		101,468	—	8	484,571	4,163
POSCO-SAMSUNG-SLOVAKIA PROCESSING CENTER		44,882	—	—	5	—
Gunggi Green Energy		7,103	—	—	—	3,438
POS-SEAH STEEL WIRE(TIANJIN)CO., Ltd		13,185	—	—	—	—
POS SeAH Steel Wire(Nantong) Co., Ltd.		51,513	—	—	357	—
South-East Asia Gas Pipeline Company Ltd.		—	37,273	—	—	—
POSCO MC MATERIALS		132,097	3,000	—	6,913	820
Samcheok Blue Power Co., Ltd.		246,619	2,795	352	20	4
POSCO(Guangdong) Automotive Steel Co., Ltd		195,811	—	—	266,549	—
HBIS-POSCO Automotive Steel Co., Ltd		24,870	—	—	66,886	1,391
Roy Hill Holdings Pty Ltd		—	213,794	—	1,544,120	—
Others		224,899	119,247	2,051	447,364	42,945

	~~W~~	1,095,261	376,109	50,860	2,816,785	52,815

(*1)	As of December 31, 2025, the Group provides payment guarantees to related parties (see Note 38).

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

37. Related Party Transaction (cont’d)

2)	For the year ended December 31, 2024

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	216,657	—	1,427	—	145
SNNC		121,658	—	8	377,168	3,620
POSCO-SAMSUNG-SLOVAKIA PROCESSING CENTER		43,098	—	—	781	—
Gunggi Green Energy		31,036	—	—	—	6,675
POS-SEAH STEEL WIRE(TIANJIN)CO., Ltd		13,733	—	—	—	—
POS SeAH Steel Wire(Nantong) Co., Ltd.		52,993	—	—	243	—
South-East Asia Gas Pipeline Company Ltd.		—	64,208	—	—	—
POSCO MC MATERIALS		137,209	1,800	—	8,107	526
Samcheok Blue Power Co., Ltd.		377,636	10,993	946	—	—
Pocheon-Hwado Highway Corp.		59,691	—	—	—	65
HBIS-POSCO Automotive Steel Co., Ltd		41,369	—	—	37,241	—
Roy Hill Holdings Pty Ltd		—	284,541	260	1,729,832	—
Others		421,095	149,647	4,434	520,477	255,084

	~~W~~	1,516,175	511,189	7,075	2,673,849	266,115

(c)	The balances of receivables and payables arising from significant transactions between the Group and its related parties as of December 31, 2025 and 2024 are as follows:

1)	December 31, 2025

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	25,497	—	10,100	35,597	—	4	4
Gunggi Green Energy		—	—	14,832	14,832	—	—	—
POSCO(Guangdong) Automotive Steel Co., Ltd		32,218	6,212	—	38,430	37,313	—	37,313
AMCI (WA) PTY LTD		—	136,580	—	136,580	—	—	—
HBIS-POSCO Automotive Steel Co.,Ltd		3,701	—	—	3,701	15,584	207	15,791
POS-SEAHSTEELWIRE(TIANJIN)CO., Ltd		4,965	—	—	4,965	—	—	—
Samcheok Blue Power Co., Ltd.		273,880	—	193	274,073	—	381	381
Nickel Mining Company SAS		—	75,857	707	76,564	—	358	358
POS-SeAH Steel Wire(Nantong) Co., Ltd.		13,334	—	—	13,334	150	—	150
POSCO MC MATERIALS		10,838	—	358	11,196	894	506	1,400
Pocheon-Hwado Highway Corp.		5,491	—	—	5,491	—	2	2
UITrans LRT Co., Ltd.		—	39,333	4,214	43,547	—	—	—
Roy Hill Holdings Pty Ltd		39,761	—	9,610	49,371	426,829	—	426,829
SNNC		10,694	—	28,433	39,127	5,439	447	5,886
FQM Australia Holdings Pty Ltd		—	292,591	—	292,591	—	—	—
Others		27,327	21,995	138,447	187,769	49,756	71,663	121,419

	~~W~~	447,706	572,568	206,894	1,227,168	535,965	73,568	609,533

(*1)	As of December 31, 2025, the Group recognized an allowance for doubtful account for receivables above amounting to ~~W~~531,031 million.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

37. Related Party Transaction (cont’d)

2)	December 31, 2024

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	96,730	—	1,657	98,387	—	30,087	30,087
Gunggi Green Energy		5,846	—	10,706	16,552	—	567	567
POSCO(Guangdong) Automotive Steel Co., Ltd		46,547	6,162	—	52,709	48,866	—	48,866
AMCI (WA) PTY LTD		—	142,767	—	142,767	—	—	—
HBIS-POSCO Automotive Steel Co.,Ltd		13,924	—	—	13,924	5,483	1,922	7,405
POS-SEAHSTEELWIRE(TIANJIN)CO., Ltd		5,970	—	—	5,970	—	—	—
Samcheok Blue Power Co., Ltd.		189,173	—	148	189,321	—	77,187	77,187
Nickel Mining Company SAS		—	68,793	122	68,915	—	358	358
POS-SeAH Steel Wire(Nantong) Co., Ltd.		19,628	—	—	19,628	—	—	—
POSCO MC MATERIALS		14,544	—	168	14,712	1,314	357	1,671
Pocheon-Hwado Highway Corp.		10,985	—	—	10,985	—	—	—
UITrans LRT Co., Ltd.		13,592	51,051	9,187	73,830	—	—	—
Roy Hill Holdings Pty Ltd		25,023	—	8,836	33,859	356,234	25	356,259
SNNC		12,861	—	70	12,931	10,322	1,298	11,620
FQM Australia Holdings Pty Ltd		—	292,764	—	292,764	—	—	—
Others		27,728	19,730	138,239	185,697	10,168	10,129	20,297

	~~W~~	482,551	581,267	169,133	1,232,951	432,387	121,930	554,317

(*1)	As of December 31, 2024, the Group recognized an allowance for doubtful account for receivables above amounting to ~~W~~506,673 million.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

37. Related Party Transaction (cont’d)

(d)	Major financial transactions between the Group and its related parties for the year ended December 31, 2025 and 2024 are as follows:

1)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	51,051	—	(11,718)	—	39,333
PT. Tanggamus Electric Power		3,854	—	(3,089)	1,823	2,588
Nickel Mining Company SAS		68,793	—	—	7,064	75,857
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		1,470	—	(1,435)	(35)	—
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
AMCI (WA) PTY LTD		142,767	73	(13,657)	7,397	136,580
POS-AUSTEM WUHAN AUTOMOTIVE CO., LTD		5,636	—	(5,733)	97	—
FQM Australia Holdings Pty Ltd		292,764	—	—	(173)	292,591
POHANG E&E Co., LTD		3,228	1,444	—	—	4,672
POSCO(Guangdong) Automotive Steel Co., Ltd.		6,162	64,858	(64,914)	106	6,212
Gale International Korea, LLC		100	344	—	—	444
P&O Chemical Co., Ltd.		3,060	—	—	(3,060)	—
CAML		—	5,766	—	—	5,766
POS-AUSTEM Suzhou Automotive		—	6,143	—	—	6,143

	~~W~~	581,267	78,628	(100,546)	13,219	572,568

(*1)	Includes adjustments of foreign currency translation differences and others.

2) For the year ended December 31, 2024

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	46,335	4,718	—	(2)	51,051
PT. Tanggamus Electric Power		4,826	—	(1,288)	316	3,854
Nickel Mining Company SAS		64,197	—	—	4,596	68,793
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		2,579	—	(1,379)	270	1,470
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
AMCI (WA) PTY LTD		112,177	6,499	—	24,091	142,767
POS-AUSTEM WUHAN AUTOMOTIVE CO., LTD		5,158	—	—	478	5,636
FQM Australia Holdings Pty Ltd		256,938	3,126	—	32,700	292,764
POHANG E&E Co., LTD		1,646	1,582	—	—	3,228
POSCO(Guangdong) Automotive Steel Co., Ltd.		14,332	59,402	(68,294)	722	6,162
Gale International Korea, LLC		—	100	—	—	100
P&O Chemical Co., Ltd.		—	3,060	—	—	3,060

	~~W~~	510,570	78,487	(70,961)	63,171	581,267

(*1)	Includes adjustments of foreign currency translation differences and others.

(e)	For the years ended December 31, 2025 and 2024, there were additional investments in associates and joint ventures and others amounting to ~~W~~213,280 million and ~~W~~301,816 million, respectively.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

37. Related Party Transaction (cont’d)

(f)	For the years ended December 31, 2025 and 2024, details of compensation to the Group’s key management officers are as follows:

(in millions of Won)	2025		2024
Short-term benefits	~~W~~	163,545	190,253
Long-term benefits		3,056	9,858
Retirement benefits		24,829	29,261

	~~W~~	191,430	229,372

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Group’s business and operations.

38. Commitments and Contingencies

(a)	Contingent liabilities

Contingent liabilities can change due to unforeseen circumstances; therefore, management continuously reviews whether the likelihood of an outflow of resources embodying economic benefits has increased. Except in extremely rare circumstances where it cannot be reliably estimated, if the likelihood of an outflow of future economic benefits has increased, even if it had been treated as a contingent liability in the past, such changes in likelihood are recognized as a provision in the consolidated financial statements for the period in which the change occurred.

Management of the Group makes estimates and assumptions that affect disclosures of commitments and contingencies. All estimates and assumptions are based on the evaluation of current circumstances and appraisals with the supports of internal and/or external specialists.

Management of the Group regularly analyzes the most current information on contingent events and provides information regarding provisions related to contingent losses, including potential estimated legal costs. Such assessments are based on the consultations with internal and external legal counsel. In making the decision on the recognition of a provision, management considers the likelihood of an outflow of resources embodying economic benefits to settle the obligation and the possibility of making a reliable estimate of the amount.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

38. Commitments and Contingencies (cont’d)

(b)	Details of guarantees

1)	Contingent liabilities on outstanding guarantees and others provided by the Group as of December 31, 2025 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO HOLDINGS INC.	POSCO Asia Co., Ltd.	ING BANK and others	USD	200,000,000	286,981	32,000,000	45,917
	POSCO Argentina S.A.U	HSBC and others	USD	1,079,900,000	1,549,547	1,017,467,072	1,459,962
POSCO	POSCO ASSAN TST STEEL INDUSTRY Inc	Citibank and others	USD	122,850,000	176,277	122,850,000	176,277
POSCO INTERNATIONAL Corporation	PT. Bio Inti Agrindo	Hana Bank Indonesia and others	IDR	631,200,000,000	54,031	631,200,000,000	54,031
	POSCO ASSAN TST STEEL INDUSTRY	Woori Bank Hong Kong and others	USD	13,650,000	19,586	13,650,000	19,586
	POSCO INTERNATIONAL Deutschland GmbH	Bank Mendes Gans Amsterdam	USD	50,000,000	71,745	—	—
	POSCO INTERNATIONAL JAPAN Corp.					15,987,721	22,941
	POSCO INTERNATIONAL AMERICA Corp.					—	—
	POSCO INTERNATIONAL SINGAPORE Pte. Ltd.					—	—
	POSCO INTERNATIONAL Malaysia SDN BHD					—	—
	POSCO INTERNATIONAL ITALIA S.R.L.					—	—
	POSCO INTERNATIONAL MEXICO S.A. de C.V.					—	—
	POSCO INTERNATIONAL AUSTRALIA HOLDINGS PTY LTD					—	—
	POSCO INTERNATIONAL MEXICO E-MOBILITY S.A DE C.V.					—	—
	POSCO INTERNATIONAL POLAND E-MOBILITY Sp.z.o.o					—	—
	PT. KRAKATAU POSCO ENERGY	POSCO Asia Co., Ltd. and others	USD	102,903,407	147,656	29,400,000	42,186
	POSCO INTERNATIONAL MEXICO E-MOBILITY S.A DE C.V.	Export-Import Bank of Korea and others	USD	52,054,800	74,693	51,379,000	73,724
	POSCO INTERNATIONAL POLAND E-MOBILITY SP. Z O.O.	BNP Paribas Polska S.A.	EUR	23,678,000	39,914	23,678,000	39,914
	PT POSCO INTERNATIONAL ENP INDONESIA	PT Bank Negara Indonesia	USD	750,000	1,076	750,000	1,076
	AGPA PTE. LTD.	SMBC Singapore	USD	20,880,000	29,961	20,880,000	29,961
	POSCO INTERNATIONAL ALASKA ENERGY LLC	Glenfarne Alaska Partners, LLC	USD	45,000,000	64,571	45,000,000	64,571
POSCO STEELEON CO.,LTD.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd.	CNY	121,678,106	24,915	101,398,422	20,762
POSCO FUTURE M CO., LTD.	ULTIUM CAM LIMITED PARTNERSHIP	Investissement Quebec, Strategic Innovation Fund	CAD	299,562,500	313,858	232,265,400	243,349
		Shinhan Bank	USD	100,000,000	143,490	100,000,000	143,490
[Associates and joint ventures]
POSCO HOLDINGS INC.	Nickel Mining Company SAS	ING Bank	EUR	46,000,000	77,543	46,000,000	77,543
	PT.Nicole Metal Industry	OCBC Bank and others	USD	40,180,000	57,654	17,090,526	24,523
POSCO	POSUK Titanium	Shinhan Bank	USD	12,750,000	18,295	12,750,000	18,295
POSCO INTERNATIONAL Corporation	GLOBAL KOMSCO Daewoo LLC	Hana Bank Bahrain	USD	6,650,000	9,542	4,200,000	6,027
POSCO Eco & Challenge Co., Ltd.	Chun-cheon Energy Co., Ltd	Kookmin Bank and others	KRW	149,200	149,200	117,980	117,980
[Others]
POSCO Eco & Challenge Co., Ltd.	Subcontractors for maintenance projects, etc.	Kookmin Bank and others	KRW	380,652	380,652	65,338	65,338
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori Bank and others	AUD	18,744,862	18,014	18,744,862	18,014
PT. Bio lnti Agrindo	KSU Mandob Sejatera	Bank Muamalat	IDR	80,000,000,000	6,848	5,866,666,666	502
POSCO COATED STEEL (THAILAND) CO., LTD.	AMATA NATURAL GAS DISTRIBUTION COMPANY LIMITED and others	SC Bank	THB	54,614,000	2,492	54,614,000	2,492
	BUREAU OF INDIAN STANDARDS (BIS)	SC Bank	USD	10,000	14	10,000	14
POSCO Maharashtra Steel Private Limited	Gail India and others	Deutsche Bank and others	INR	1,049,571,593	16,772	1,049,571,593	16,772
PT. Prime Agri Resources	Koperasi Bakomo Diri Maju (KBDM) and others	Koperasi Simpan Pinjam Sahabat Mitra Sejati and others	IDR	339,798,202,782	29,087	339,798,202,782	29,087

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

38. Commitments and Contingencies (cont’d)

2)	The details of credit enhancements by types of the Group’s PF business as of December 31, 2025 are as follows:

①	Maintenance projects and others

a.	The information about maturity of the loans related to PF credit enhancements such as debt acceptance and fund supplementation is as follows:

(in millions of Won)								Balance of the loans
Provider	Projects(*1)	Borrower	Type	Credit enhancement measures	Agreed amount		Executed amount	Total	Within 3 months	3~6 months	6 months ~1 year	1 year ~2 years	2 years ~3 years	After 3 years
[The Company]
POSCO Eco & Challenge Co., Ltd.	Other projects	JB CLARK HILLS CORP	Main PF	Debt assumption	~~W~~	45,630	38,025	38,025	—	—	38,025	—	—	—
[Associates and joint ventures]
POSCO Eco & Challenge Co., Ltd.	Other projects	New Songdo International City Development, LLC	Mortgage loan	Debt assumption		494,000	321,300	321,300	—	74,500	—	246,800	—	—
[Others]
POSCO Eco & Challenge Co., Ltd.	Maintenance projects	Bangbae Shindonga Apartment Reconstruction and Maintenance Project Association, etc.	Main PF	Debt assumption		1,359,516	592,214	592,214	—	63,400	48,174	94,447	95,075	291,118
	Other projects	Civic Center PFV	Main PF	Debt assumption		45,000	45,000	45,000	—	—	—	—	—	45,000
	Other projects	LandmarkSewoon	Main PF	Debt assumption		50,000	50,000	50,000	—	—	—	—	—	50,000
	Other projects	DAON INP Co., Ltd.	Main PF	Joint guarantee		78,000	60,000	60,000	—	—	—	—	60,000	—
	Other projects	Jeonju Eco-city	Main PF	Debt assumption		53,300	22,600	22,600	—	—	22,600	—	—	—
	Other projects	Alpha City H&G., Ltd.	Main PF	Debt assumption		60,000	60,000	60,000	—	—	—	—	60,000	—
	Other projects	Island One	Main PF	Debt assumption		50,000	50,000	50,000	—	—	—	—	50,000	—
	Other projects	Hankook Asset Development Co., Ltd.	Main PF	Debt assumption		48,000	40,000	40,000	—	—	—	40,000	—	—
	Other projects	Daegu MBC Site Mixed-use Development PFV	Main PF	Debt assumption		80,000	80,000	80,000	—	—	—	—	80,000	—
POSCO DX	Other projects	Jeonnong school keeper co. and others(*2)	Main PF	Supplemental funding agreement and others		123,309	36,691	36,691	—	—	—	—	1,367	35,324

						1,947,125	1,036,505	1,036,505	—	63,400	70,774	134,447	346,442	421,442

					~~W~~	2,486,755	1,395,830	1,395,830	—	137,900	108,799	381,247	346,442	421,442

(*1)	The maintenance project mainly consists of reconstruction and condominium construction projects, and other projects consist of office buildings, retail shops, warehouses, and educational facilities.
(*2)

The obligation to supplement funding has been included in the Group’s proportionate interests. The execution amount of the supplement funding obligation may vary depending on the fulfillment of such obligations by other construction investors or operational investors. (Including other interests: guarantee limit of ~~W~~1,122,320 million, outstanding loan balance of ~~W~~337,508 million)

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

38. Commitments and Contingencies (cont’d)

b.	The details of conditional debt acceptance and principal and interest repayment commitments in the event of non-compliance with completion guarantee covenant of December 31, 2025 are as follows:

(in millions of Won)		Number of constructions	Contract amount		Contingency amount(*1)(*2)	Balance of loans
Maintenance projects	Total amount	19	~~W~~	8,665,234	3,388,729	1,705,326
	Amount attributable to the Group	19		6,737,433	2,607,511	1,212,673
Other projects	Total amount	1		2,197,729	5,350,000	1,392,900
	Amount attributable to the Group	1		2,197,729	5,350,000	1,392,900

	Total amount	20		10,862,963	8,738,729	3,098,226
	Amount attributable to the Group	20	~~W~~	8,935,162	7,957,511	2,605,573

(*1)	The overlapping amount with other credit enhancement measures such as the agreed debt assumption upon loan origination amounts to ~~W~~28,305 million for the maintenance projects.
(*2)

In the case of joint subcontracting projects, the total joint guarantee amount of the project participants has been disclosed. However, the final execution amount of completion guarantee may vary depending on factors such as the reasons attributable to the project participants upon actual execution of the responsibility completion.

c.	The details of contingencies of claim for damages in the event of non-compliance with construction completion covenant as of December 31, 2025 are as follows:

(in millions of Won)	Number of constructions	Number of constructions	Contract amount		Contingency amount(*1)(*2)	Balance of loans
Other projects	Total amount	36	~~W~~	11,500,272	12,756,200	8,391,513
	Amount attributable to the Group	36		10,871,875	12,366,854	8,068,064

(*1)	The overlapping amount with other credit enhancement measures such as the agreed debt assumption upon loan origination amounts to ~~W~~385,000 million for the maintenance projects.
(*2)

In the case of joint subcontracting projects, the total joint guarantee amount of the project participants has been disclosed. However, the final execution amount of completion guarantee may vary depending on factors such as the reasons attributable to the project participants upon actual execution of the responsibility completion.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

38. Commitments and Contingencies (cont’d)

②	SOC projects

(in millions of Won)
Provider	Recipient	Credit enhancement measures	Number of constructions	Approved amount		Remaining balance after repayment
[Associates and joint ventures]
POSCO DX	Pocheon-Hwado Highway Corp.(*1)	Providing funds	1	~~W~~	24,923	22,234
POSCO Eco & Challenge Co., Ltd.	Pocheon-Hwado Highway Corp.(*1)	Providing funds	1		319,515	285,039
	POHANG E&E Co., LTD(*2)	Providing funds and supplemental funding agreement	2		71,930	39,266
	Pureun Tongyeong Enviro Co., Ltd.(*2)	Providing funds	1		25,630	9,804
	Pure Gimpo.Co.,Ltd(*2)	Providing funds	1		51,565	21,181
	Clean Iksan Co.,Ltd(*2)	Providing funds	1		44,054	20,137

			7		537,617	397,661

[Others]
POSCO DX	Western Inland highway CO., LTD.	Providing funds	1		47,348	32,668
	Busan Sanseong Tunnel	Refinancing	1		7,621	7,621
POSCO Eco & Challenge Co., Ltd.	Western Seoul highway CO., LTD. and others	Supplemental funding agreement	11		63,683	28,201
	Western Inland highway CO., LTD. and others	Providing funds	42		2,778,848	1,562,721
	Pohang Youngil Bay New Port	Debt assumption	1		2,250	1,440
	Busan Sanseong Tunnel	Refinancing	1		35,296	26,750

			57		2,935,046	1,659,401

			64	~~W~~	3,472,663	2,057,062

(*1)	The Group provides a funding commitment of ~~W~~307,273 million (including other shares: ~~W~~555,848 million) equivalent to the Group’s shares of the loan balance for the private investment project.
(*2)	The Group provides a funding commitment of ~~W~~90,387 million (including other shares: ~~W~~163,819 million) equivalent to the Group’s shares of the loan balance for the private investment project.
(*3)	The Group provides a funding commitment of ~~W~~1,619,113 million (including other shares: ~~W~~7,702,054 million) equivalent to the Group’s shares of the loan balance for the private investment project.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

38. Commitments and Contingencies (cont’d)

3)	Other guarantees

①

As of December 31, 2025, the payment guarantees that the Group provides to clients, such as contract performance guarantees, installment guarantees, and defect guarantees, by subscribing to insurance policies with guarantee insurance companies or issuing guarantee certificates are as follows:

(in millions of Won)
Provider of credit enhancement	Recipient of credit enhancement	Types of guarantees	Agreed amount		Executed amount	Guarantor
[Subsidiaries]
POSCO Eco & Challenge Co., Ltd.	Ventanas Philippines Construction Inc	Guarantee on performance for contracts and others	~~W~~	11,202	11,202	Korea Trade Insurance Corporation and others
POSCO GYR Tech	POSCO and others	Defect liability warranty		101	101	CI Guarantee

				11,303	11,303
[Associates]
POSCO Eco & Challenge Co., Ltd.	PT.Tanggamus Electric Power	Letter of credit		2,877	2,877	Hana Bank
	PT. Wampu Electric Power	Letter of credit		2,583	2,583	Hana Bank

				5,460	5,460

[Others]
POSCO Eco & Challenge Co., Ltd.	DAEWOO ENGINEERING & CONSTRUCTION Co., Ltd	Guarantee on performance for construction		8,803,087	8,793,877	Construction Guarantee Cooperative
POSCO WIDE Co., Ltd	Human Eco-Land Co., Ltd.	Guarantee on performance for contracts and others		3,050	3,050	Seoul Guarantee Insurance
POSCO GYR Tech	KEPCO KPS and others	Defect liability warranty		1,095	1,095	CI Guarantee

				8,807,232	8,798,022

			~~W~~	8,823,995	8,814,785

②	As of December 31, 2025, the primary payment guarantees and other guarantees that the Group is provided from the guarantee institution are as follows:

(in millions of Won)
Provider	Types of guarantees	Agreed amount		Executed amount
Construction Guarantee Cooperative	Subcontractor Payment Guarantee and others	~~W~~	5,255,953	5,255,953
Engineering guarantee insurance	Guarantee on performance for EPC contracts and others		913,756	700,662
Seoul Guarantee Insurance	Construction performance guarantee and others		517,441	517,441
Korea Housing & Urban Guarantee Corporation	Housing Guarantee and others		5,711,921	5,038,742
Woori Bank and others	Foreign currency guarantee		1,953,945	897,193
Korea software financial cooperative	Guarantee on performance for contracts		120,173	114,611
Seoul Guarantee Insurance	Guarantee on performance and others		80,249	80,249
Construction Guarantee Cooperative	Guarantee on performance for contracts		24,482	195
CI Guarantee	Defect liability warranty		1,196	1,196

		~~W~~	14,579,116	12,606,242

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

38. Commitments and Contingencies (cont’d)

(c)	Other commitments

Details of other commitments of the Group as of December 31, 2025 are as follows:

Company	Description

POSCO HOLDINGS INC.	As of December 31, 2025, POSCO HOLDINGS INC. entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 1.05 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. POSCO HOLDINGS INC. is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO HOLDINGS INC. has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of December 31, 2025, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO HOLDINGS INC. has deposited 86,611 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of December 31, 2025.

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The long-term purchase contract period is more than two years for iron ore, three years for coal, and one year for nickel. These contracts provide for periodic price adjustments based on the market price. As of December 31, 2025, 48 million tons of iron ore and 18 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase contract period and volume are 550,000 tons per year for 20 years from August 2005, and 120,000 tons from September 2025 to December 2026. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

POSCO has a long-term service contract for the transportation of raw material. As of December 31, 2025, there are 32 vessels under contract, and the average remaining contract period is about 6 years.

POSCO entered into an agreement (LNG SPA) with POSCO INTERNATIONAL SINGAPORE PTE LTD. to purchase 370 thousand tons of LNG annually for 15 years commencing in November 2026. The purchase price is subject to change based on changes of U.S. Henry Hub Natural Gas Spot Price. POSCO has extension option of extending the purchase contract by five years.

POSCO has entered into an LNG terminal usage agreement with POSCO International to consume directly imported LNG for processing and power generation at the Pohang and Gwangyang steelworks after unloading, storing, vaporizing, and transmitting it through the Gwangyang LNG terminal. This agreement grants the Company the exclusive and sole right to use 200,000 ㎘ of LNG storage capacity in the new LNG storage tank and to use the terminal facilities, including other ancillary equipment. The contract period is from September 1, 2025, to August 31, 2041.

Regarding the shares of FEWM CO., LTD., POSCO holds a put option, exercisable from July 1, 2026, to June 30, 2027. This gives the Company the right to claim the sale of its shares in the target company at a pre-negotiated exercise price, to the extent that the company’s stake reaches 59% of the total issued shares of the target company at that time.

POSCO INTERNATIONAL Corporation	The Company invested in the Ambatovy Nickel Project (DMSA/AMSA) in Madagascar through the Korea Ambatovy Consortium (KAC) formed with Korea Mine Rehabilitation and Mineral Resources Corporation (KOMIR) and STX Corporation. SHERRITT INTERNATIONAL CORP., the operator, transferred a portion of the project’s interests to Sumitomo and AHL (Ambatovy Holdings Limited) in November 2017, and transferred the remaining interests of the project to Sumitomo and AHL2 (Ambatovy Holdings II Limited) in August 2020. KAC has the rights and obligations to the 15.33% stake held by AHL and AHL2.

As of December 31, 2025, according to the investor agreement for the construction of Samcheok Thermal Power Plant, POSCO INTERNATIONAL Corporation is obligated to make contributions for core capital, unqualified investment, excess expenses occurred for business, and acceleration of payment.

POSCO FUTURE M CO., LTD	In accordance with the GP Shareholders Agreement with GM Battery Raw Materials Corporation (“GM”), the Company has an obligation to make additional capital contributions to ULTIUM CAM LIMITED PARTNERSHIP. As of December 31, 2025, the remaining amount of USD 484,364 thousand is scheduled to be contributed additionally by 2026 through capital call.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

38. Commitments and Contingencies (cont’d)

(d)	Commitment for asset acquisition

The commitment amount for the acquisition of major assets that has not yet occurred as of December 31, 2025 is as follows:

(In millions of Won)	2025		2024
Property, plant and equipment	~~W~~	5,573,047	5,853,808
Intangible assets		42,124	27,859
Investments in associates and joint ventures		167,683	92,958

	~~W~~	5,782,854	5,974,625

(e)	Litigation in progress

As of December 31, 2025, pending litigations that POSCO HOLDINGS INC. and certain subsidiaries are defendants in legal actions arising from the normal course of business are as follows:

(in millions of Won, in thousands of foreign currencies)
Company	Legal actions	Claim amount		Won equivalent	Description
POSCO HOLDINGS INC.	3	KRW	669	669	Lawsuit on claim for damages and others
POSCO	181	KRW	542,579	542,579	Lawsuit on claim for employee right and others
POSCO INTERNATIONAL Corporation	1	KRW	—	—	Lawsuit on claim for damages and others
	2	INR	4,469,396	71,421	Lawsuit on claim for payment on guarantees and others
	5	USD	72,662	104,263	Lawsuit on claim for damages and others
	1	PKR	124,775	639	Lawsuit on claim for damages
	1	ARS	1,800	2	Lawsuit on claim for damages
POSCO Eco & Challenge Co., Ltd.	136	KRW	503,451	503,451	Lawsuit on claim for damages and others
POSCO STEELEON Co., Ltd.	1	KRW	271	271	Lawsuit on claim for damages
POSCO DX	1	BRL	21,845	5,722	Lawsuit on claim for damages
	8	KRW	3,401	3,401	Lawsuit on claim for damages and others
POSCO FUTURE M CO., LTD.	1	KRW	600	600	Lawsuit on claim for damages and others
POSCO A&C	7	KRW	2,485	2,485	Lawsuit on claim for damages and others
POSCO WIDE Co., Ltd.	3	KRW	322	322	Lawsuit on claim for damages and others
POSCO Mobility Solution Corporation	2	KRW	615	615	Lawsuit on claim for damages and others
POSCO-China Holding Corp.	1	USD	2,580	3,702	Lawsuit on claim for damages and others
POSCO Engineering and Construction India Private Limited	2	INR	493,968	7,894	Lawsuit on claim for payment and others
PT. POSCO E&C INDONESIA	1	IDR	13,561,952	1,161	Lawsuit on claim for payment and others
POSCO INDIA PROCESSING CENTER PRIVATE LIMITED	1	INR	54,420	870	Lawsuit on claim for damages
PT. KRAKATAU POSCO	2	IDR	11,108,052	951	Lawsuit over contract dispute and others
POSCO ZT AIR SOLUTION	1	KRW	25	25	Lawsuit on claim for damages
Pos-Sea Pte Ltd	1	USD	3,200	4,592	Lawsuit over contract dispute and others
Brazil Sao Paulo Steel Processing Center	7	BRL	6,729	1,763	Lawsuit on claim for labor and others
POSCO Thainox Public Company Limited	2	THB	3,480	159	Lawsuit on invalidation of a check
POSCO ASSAN TST STEEL INDUSTRY Inc.	27	USD	132	189	Lawsuit on claim for labor and others
POSCO Maharashtra Steel Private Limited	1	INR	9,500	152	Lawsuit on claim for labor and others
POSCO-TNPC	1	TRY	—	—	—
POSCO-India Private Limited	1	INR	2,466	39	Lawsuit on claim for wages
POSCO MPPC S.A. de C.V.	4	MXN	4,924	393	Lawsuit on claim for labor and others
POSCO(Chongqing) Automotive Processing Center Co., Ltd.	1	CNY	510	104	Lawsuit on claim for penalty payment

The Group has recorded a provision for contingent losses for 38 lawsuits, including those related to guarantee obligations, and reasonably estimating the likelihood of occurrence and the amount. (see Note 20)

As of December 31, 2025, the Group has determined that there are no present obligations resulting from pending litigations, other than those for which a provision for contingent losses has been established, and therefore has not recognized any provisions for these litigation cases.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

38. Commitments and Contingencies (cont’d)

(f)	Other contingencies

Details of other major contingencies of the Group as of December 31, 2025 are as follows:

Company	Description
POSCO HOLDINGS INC.	POSCO HOLDINGS INC. has provided 3 blank checks to Korea Energy Agency as collateral for long-term foreign currency borrowings.

The Company has a joint obligation with the company newly established through spin-off, POSCO, to discharge all liabilities (including financial guarantee contracts) incurred prior to the spin-off date.

POSCO INTERNATIONAL Corporation	As of December 31, 2025, POSCO INTERNATIONAL Corporation has provided 19 blank promissory notes and 12 blank checks to Korea Energy Agency and others as collateral for the guarantee on performance for contracts and others.

POSCO Eco & Challenge Co., Ltd.	As of December 31, 2025, POSCO Eco & Challenge Co., Ltd. has provided 40 blank checks and 4 blank promissory notes as collateral for agreements and outstanding loans.

POSCO DX	As of December 31, 2025, POSCO DX has provided 7 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

(g)	Other commitments

As of December 31, 2025, the Company has entered into a credit line agreement such as overdraft, general loans and trade finance with various financial institutions including Korea Development Bank, with a limit of ~~W~~36,127,400 million, which are translated into Korean won from multiple borrowing currencies.

39. Statements of Cash Flows

(a)	Changes in operating assets and liabilities for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Trade accounts and notes receivable	~~W~~	(663,252)	1,566,091
Other receivables		(333,826)	(192,707)
Inventories		566,606	218,506
Other current assets		148,797	(124,125)
Other non-current assets		189,609	(11,645)
Trade accounts and notes payable		(916,576)	(376,277)
Other payables		181,355	56,936
Other current liabilities		350,384	(375,368)
Provisions		(69,218)	(213,235)
Usable and profitable donation assets		—	101,557
Payments of severance benefits		(382,621)	(336,189)
Plan assets		143,152	27,413
Other non-current liabilities		(19,304)	(4,089)

	~~W~~	(804,894)	336,868

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

39. Statements of Cash Flows (cont’d)

(b)	Changes in liabilities arising from financing activities for the years ended December 31, 2025 and 2024 are as follows:

1)	For the year ended December 31, 2025

(in millions of Won)	Liabilities					Derivatives that hedge borrowings
	Short-term borrowings		Long-term borrowings	Dividend payable	Finance lease liabilities
Beginning	~~W~~	5,733,091	20,264,276	4,182	906,101	(782,567)
Changes from financing cash flows		2,158,541	235,005	(915,216)	(143,423)	242,154
Effect of changes in foreign exchange rates		(459,675)	549,426	14	(131,796)	—
Changes in fair values		—	1,310	—	—	(53,809)
Other changes:
Decrease in retained earnings		—	—	756,208	—	—
Decrease in non-controlling interest		—	—	159,410	—	—
Interest expenses		—	10,026	—	63,416	—
Increase in lease assets		—	—	—	646,356	—

Ending	~~W~~	7,431,957	21,060,043	4,598	1,340,654	(594,222)

2)	For the year ended December 31, 2024

(in millions of Won)	Liabilities					Derivatives that hedge borrowings
	Short-term borrowings		Long-term borrowings	Dividend payable	Finance lease liabilities
Beginning	~~W~~	4,959,280	21,011,099	3,261	924,320	(129,991)
Changes from financing cash flows		(217,759)	(1,633,370)	(844,195)	(195,367)	181,397
Effect of changes in foreign exchange rates		991,570	1,102,079	991	(3,696)	—
Changes in fair values		—	(239,120)	—	—	(833,973)
Loss on bond redemption		—	7,063	—	—	—
Other changes:
Decrease in retained earnings		—	—	758,124	—	—
Decrease in non-controlling interest		—	—	86,001	—	—
Interest expenses		—	16,525	—	48,625	—
Increase in lease assets		—	—	—	132,219	—

Ending	~~W~~	5,733,091	20,264,276	4,182	906,101	(782,567)

(c)	Material non-cash transactions for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Transfer of construction-in-progress to property, plant and equipment and intangible assets	~~W~~	4,816,462	7,193,949
Changes in accounts payable related to acquisition of property, plant and equipment and intangible assets		214,488	(181,188)
Retirement of treasury shares		374,545	431,107

	~~W~~	5,405,495	7,443,868

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

40. Operating Segments and Geographic Information

(a)

The Group’s operating businesses are distinguished based on the nature of markets and customers. The assets, liabilities and profit or loss for each operating segment are generally measured based on the separate financial statements of the consolidated entities that make up each operating segment, which are prepared in accordance with KIFRS.

Meanwhile, the Group has classified the operating segments as below. Also, businesses in which the subsidiaries in each segment operate are as follows:

Operating segments		Main Business
Steel		Manufacture and sales of steel products

Infrastructure	Trading	Supply and purchase transactions between domestic and foreign companies, power generation, and resource development

	Construction	Design, production and construction of steel mills and their facilities, commercial and residential facilities, etc.

	Logistics and others	Logistics, network and system integration business

Materials of secondary battery		EV battery materials such as lithium, nickel, negative/cathode materials

Others		POSCO HOLDINGS. INC., Controlling company and Investment business

(b)

The segment profit or loss does not reflect the consolidation adjustments allocated to each entity and is determined in the same way as the consolidated net income for the period, in accordance with KIFRS. The accounting policies applied to each segment are consistent with the accounting policies of the entities that make up the consolidated financial statements. Segment assets and liabilities are generally measured based on the total assets and total liabilities in accordance with KIFRS before reflecting the consolidation adjustments allocated to the entity. Furthermore, segment assets and liabilities are based on the separate financial statements of the consolidated entities, not on a consolidated basis. Transactions between reporting segments include various levels of inter-segment transactions, which encompass the disposal of tangible assets and the provision of construction services, among others.

(c)	Information about reportable segments as of and for the years ended December 31, 2025 and 2024 are as follows:

1)	As of and for the year ended December 31, 2025

			Infrastructure			Materials of secondary battery
(in millions of Won)	Steel		Trading	Construction	Logistics and others		Others	Total
External revenues	~~W~~	37,284,859	23,744,104	5,615,425	308,698	2,096,318	45,482	69,094,886
Internal revenues		22,113,985	18,476,807	1,612,908	3,245,526	1,242,068	1,454,626	48,145,920
Inter segment revenues		13,410,240	8,320,896	1,536,259	3,213,965	1,080,601	1,428,562	28,990,523
Total revenues		59,398,844	42,220,911	7,228,333	3,554,224	3,338,386	1,500,108	117,240,806
Interest income		265,247	71,820	166,612	14,037	33,093	102,238	653,047
Interest expenses		(642,769)	(294,752)	(158,004)	(10,091)	(163,332)	(36,075)	(1,305,023)
Depreciation and amortization		(3,157,768)	(550,848)	(77,880)	(61,323)	(387,604)	(25,757)	(4,261,180)
Impairment loss on property, plant and equipment and others		(74,950)	(102,427)	(1,124)	(69)	(26,967)	1	(205,536)
Share of profit(loss) of equity-accounted investees, net		78,456	(66,743)	(59,415)	—	(4,598)	(288,464)	(340,764)
Income tax benefit (expense)		(425,319)	(127,340)	165,765	(30,729)	56,431	(296,715)	(657,907)
Segment profits (losses)		1,151,885	562,687	(565,450)	61,045	(592,030)	506,748	1,124,885
Segment total assets		65,563,164	23,642,210	9,797,114	2,041,956	17,624,390	52,173,819	170,842,653
Investment in subsidiaries, associates and joint ventures		4,853,061	4,373,069	243,420	26,859	3,557,211	46,090,333	59,143,953
Acquisition of non-current assets		2,740,237	917,829	24,041	215,973	2,218,337	305,257	6,421,674
Segment total liabilities		22,346,902	13,197,558	6,662,955	784,391	7,827,176	3,983,008	54,801,990

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

40. Operating Segments and Geographic Information (cont’d)

2)	As of and for the year ended December 31, 2024

			Infrastructure			Materials of secondary battery
(in millions of Won)	Steel		Trading	Construction	Logistics and others		Others	Total
External revenues	~~W~~	39,104,095	22,803,773	7,473,006	421,742	2,812,549	72,978	72,688,143
Internal revenues		23,096,825	20,099,480	2,356,572	3,717,459	1,017,302	2,038,172	52,325,810
Inter segment revenues		15,038,824	9,427,415	2,233,541	3,694,427	959,313	2,011,559	33,365,079
Total revenues		62,200,920	42,903,253	9,829,578	4,139,201	3,829,851	2,111,150	125,013,953
Interest income		279,469	72,208	158,867	18,902	47,525	85,128	662,099
Interest expenses		(699,586)	(308,671)	(146,885)	(12,169)	(117,040)	(1,328)	(1,285,679)
Depreciation and amortization		(3,166,418)	(492,626)	(77,355)	(61,578)	(240,723)	(19,964)	(4,058,664)
Impairment loss on property, plant and equipment and others		(273,160)	(36,161)	(8,420)	(10,518)	(331,717)	(299)	(660,275)
Share of loss of equity-accounted investees, net		(321,718)	(142,090)	(111,476)	—	(170,122)	(392,074)	(1,137,480)
Income tax benefit (expense)		(306,337)	(189,573)	(18,387)	(46,996)	203,475	62,923	(294,895)
Segment profits (losses)		691,477	536,684	(194,292)	104,022	(634,860)	1,596,035	2,099,066
Segment total assets		66,585,437	21,012,507	9,270,877	2,592,169	15,090,058	50,946,666	165,497,714
Investment in subsidiaries, associates and joint ventures		4,339,321	3,080,324	276,994	12,165	2,397,830	45,407,650	55,514,284
Acquisition of non-current assets		3,589,327	916,654	29,033	252,499	4,717,540	256,826	9,761,879
Segment total liabilities		24,375,388	12,152,036	5,627,404	1,003,673	7,347,647	2,565,914	53,072,062

(d)	Reconciliations of total segment revenues, profit or loss, assets and liabilities, and other significant items to their respective consolidated financial statement line items are as follows:

1)	Revenues

(in millions of Won)	2025		2024
Total revenue for reportable segments	~~W~~	117,240,806	125,013,953
Elimination of inter-segment revenue		(48,145,920)	(52,325,810)

	~~W~~	69,094,886	72,688,143

2)	Profit

(in millions of Won)	2025		2024
Total profit for reportable segments	~~W~~	1,124,885	2,099,066
Goodwill and corporate FV adjustments		(65,966)	(64,791)
Elimination of inter-segment profit		(554,515)	(1,086,695)
Income tax expense		602,446	303,623

Profit before income tax expense	~~W~~	1,106,850	1,251,203

3)	Assets

(in millions of Won)	2025		2024
Total assets for reportable segments	~~W~~	170,842,653	165,497,714
Investment in subsidiaries, associates and joint ventures		(54,163,800)	(50,775,491)
Goodwill and corporate FV adjustments		2,943,006	2,543,165
Elimination of inter-segment assets		(14,429,421)	(13,861,189)

	~~W~~	105,192,438	103,404,199

4)	Liabilities

(in millions of Won)	2025		2024
Total liabilities for reportable segments	~~W~~	54,801,990	53,072,062
Goodwill and corporate FV adjustments		211,742	221,537
Elimination of inter-segment liabilities		(12,198,985)	(11,339,768)

	~~W~~	42,814,747	41,953,831

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

40. Operating Segments and Geographic Information (cont’d)

5)	Other significant items

a)	2025

(in millions of Won)	Total segment		Goodwill and corporate FV adjustments	Elimination of inter-segment transactions	Consolidated
Interest income	~~W~~	653,047	—	(119,740)	533,307
Interest expenses		(1,305,023)	—	213,561	(1,091,462)
Depreciation and amortization		(4,261,180)	(80,920)	182,877	(4,159,223)
Share of profit(loss) of equity-accounted investees, net		(340,764)	—	690,674	349,910
Income tax expense		(657,907)	14,954	40,507	(602,446)
Impairment loss on property, plant and equipment and others		(205,536)	—	10,552	(194,984)

b)	2024

(in millions of Won)	Total segment		Goodwill and corporate FV adjustments	Elimination of inter-segment transactions	Consolidated
Interest income	~~W~~	662,099	—	(85,317)	576,782
Interest expenses		(1,285,679)	—	234,168	(1,051,511)
Depreciation and amortization		(4,058,664)	(86,358)	160,562	(3,984,460)
Share of profit(loss) of equity-accounted investees, net		(1,137,480)	(50)	881,072	(256,458)
Income tax expense		(294,895)	21,668	(30,396)	(303,623)
Impairment loss on property, plant and equipment and others		(660,275)	(282)	(13,198)	(673,755)

(e)	Revenue by geographic area for the years ended December 31, 2025 and 2024 is as follows:

(in millions of Won)	2025		2024
Domestic	~~W~~	42,516,707	45,960,140
Japan		2,590,102	2,814,631
China		5,160,583	5,737,686
Indonesia		2,873,999	3,156,962
Asia-other		7,751,121	7,382,157
North America		2,780,769	2,504,563
Europe		3,065,738	2,743,528
Others		2,355,867	2,388,476

	~~W~~	69,094,886	72,688,143

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

40. Operating Segments and Geographic Information (cont’d)

(f)	Non-current assets by geographic area as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Domestic	~~W~~	34,594,834	33,512,812
Japan		126,582	131,086
China		1,074,438	1,140,136
Indonesia		3,416,737	3,036,954
Asia-other		1,950,162	1,698,956
North America		2,400,911	1,857,787
Europe		324,813	302,775
Others		5,589,497	4,897,042

	~~W~~	49,477,974	46,577,548

Non-current assets by geographic area include investment property, property, plant and equipment, goodwill and other intangible assets.

(g)	There are no customers whose revenue is 10% or more of the consolidated revenue.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

41. Business Combination

During the current period, the Company acquired PT Prime Agri Resources (formerly PT Sampoerna Agro), a company that operates palm plantations and a seed business throughout Indonesia, in which the consolidated entity holds a 65.7% interest. The Company anticipates that the stable revenue from the acquired company will expand its global palm market competitiveness by enlarging the farm production base and strengthening the refining value chain.

(a)	The fair values of the identifiable assets and liabilities of the acquiree as of the acquisition date are as follows:

(in millions of Won)	2025
Current assets	~~W~~ 354,240
Cash and cash equivalents	69,692
Trade and other receivables	23,497
Inventories	58,942
Other assets	41,399
Net assets held for sale	160,710
Non-current assets	798,785
Property, plant and equipment	608,053
Right-of-use assets	2,968
Intangible assets	83,247
Biological assets	28,373
Other assets	76,144
Current liabilities	301,449
Trade and other payables	48,211
Borrowings	36,447
Other liabilities	216,791
Non-current liabilities	283,410
Long-term borrowings	198,416
Other liabilities	84,994
Net assets	568,166
Acquired ownership interest	65.70%
Net assets acquired	373,404
Consideration transferred	798,147
Goodwill	424,743

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

41. Business Combination (cont’d)

(b)	Net cash flow from business combination

(in millions of Won)	2025
Consideration paid in cash	798,147
Less: Cash and cash equivalents of the acquired subsidiary	69,692
Net cash outflow	728,455

Meanwhile, assuming PT. Prime Agri Resources had been consolidated from January 1, 2025, the revenue and net income would have been KRW 553,167 million and KRW 93,366 million, respectively. Since its inclusion in the consolidation, the revenue and net income generated from PT. Prime Agri Resources are KRW 95,989 million and KRW 12,296 million, respectively.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2025 and 2024

42. Matters Concerning Tariffs

In June 2025, the U.S. government announced an executive order imposing a 50% tariff on all steel and aluminum products, which took effect on June 4, 2025. The imposition of this tariff creates uncertainty in the estimates of the financial statements.

43. Events After the Reporting Period

(a)	The Company decided on a year-end cash dividend of KRW 2,500 per common share (total dividend amount: KRW 189.1 billion), pursuant to a resolution of the Board of Directors on February 3, 2026.

(b)

The Company decided to retire 1,691,425 shares of its treasury stock (planned retirement amount: KRW 635.1 billion), pursuant to a resolution of the Board of Directors on February 19, 2026. The scheduled date of retirement is March 31, 2026.

(c)

On January 16, 2026, the Company’s subsidiary, POSCO, issued unsecured senior U.S. dollar-denominated notes (issue amount: US$700 million). The maturity dates for these notes are January 16, 2031 (for US$400 million) and January 16, 2036 (for US$300 million).

(d)

To respond to the North American steel market and secure a foundation for eco-friendly automotive steel sheets, our subsidiary, POSCO, has participated in an investment with Hyundai Motor Group to jointly construct an integrated electric furnace steel mill in Louisiana, USA. The investment is structured so that our company establishes a Special Purpose Company (SPC), POS-Louisiana Inc., through a 100% equity investment, and that SPC, in turn, acquires a 20% stake in HYUNDAI-POSCO Louisiana Steel LLC. Our final investment amount is approximately US$582 million.

(e)

On January 15, 2026, our subsidiary, POSCO Future M Co., Ltd., issued the 23-1 unsecured bond (KRW 390 billion, annual interest rate of 3.574%) and the 23-2 unsecured bond (KRW 60 billion, annual interest rate of 3.884%). The maturity dates for these bonds are January 15, 2029, and January 15, 2031, respectively.

Audit opinion on internal control over financial reporting

The accompanying independent auditor’s report on internal control over financial reporting is attached as a result of auditing the internal control over financial reporting of POSCO HOLDINGS INC. (the “Company”) and its subsidiaries (collectively referred to as the “Group”) and the consolidated financial statements of the Group for the year ended December 31, 2025 in accordance with the Article 8 of the Act on External Audit of Stock Companies.

Attachments:

1.	Independent auditor’s report on internal control over financial reporting

2.	Reporting on the operating status of internal control over financial reporting

Independent auditor’s report on internal control over financial reporting

(English translation of a report originally issued in Korean)

POSCO HOLDINGS INC.

The Shareholders and Board of Directors

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting (“ICFR”) of POSCO HOLDINGS INC. and its subsidiaries (collectively referred to as the “Group”) based on the Conceptual Framework for Design and Operation of ICFR established by the Operating Committee of ICFR in the Republic of Korea (the “ICFR Committee”) as of December 31, 2025.

In our opinion, the Group’s ICFR has been effectively designed and operated, in all material respects, as of December 31, 2025, in accordance with the Conceptual Framework for Design and Operation of ICFR.

We also have audited, in accordance with Korean Standards on Auditing (“KSA”), the consolidated statement of financial position As of December 31, 2025, and the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes to the consolidated financial statements , including a summary of material accounting policy information, of the Group, and our report dated March 11, 2026 expressed an unqualified opinion thereon.

Basis for opinion on ICFR

We conducted our audit in accordance with KSA. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of ICFR section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of ICFR in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of management and those charged with governance for ICFR

Management is responsible for designing, implementing and maintaining an effective ICFR, and for assessing the effectiveness of ICFR included in the accompanying Report on Operating Status of Internal Control over Financial Reporting.

Those charged with governance are responsible for overseeing the Group’s ICFR process.

Auditor’s responsibilities for the audit of ICFR

Our responsibility is to express an opinion on the Group’s ICFR based on our audit. We conducted our audit in accordance with KSA. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective ICFR was maintained in all material respects.

An audit of the ICFR involves performing procedures to obtain audit evidence as to whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit also includes testing and evaluating the design and operation of ICFR based on obtaining an understanding of ICFR and the assessed risk.

ICFR definition and inherent limitations

A company’s ICFR is implemented by those charged with governance, management, and other employees and is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”). A company’s ICFR includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with KIFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, ICFR may not prevent or detect material misstatements of the consolidated financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that ICFR may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditor’s report is Yongwoo Lee.

Seoul, Korea

March 11, 2026

This audit report is effective as of the independent auditor’s report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s report date to the time this report is used. Such events and circumstances could significantly affect the Group’s ICFR and may result in modifications to this report.

Report on Operating Status of Internal Control over Financial Reporting for consolidation purposes.

English Translation of a Report Originally Issued in Korean

To the Shareholders, Board of Directors and Audit Committee of POSCO HOLDINGS INC.

We, as the Chief Executive Officer and the Internal Control Officer of POSCO HOLDINGS INC. and its subsidiaries (the “Company”), assessed the operating status of the Company’s Internal Control over Financial Reporting (“ICFR”) for consolidation purposes as of December 31, 2025.

Design and operation of ICFR for consolidation purposes is the responsibility of the Company’s management, including the Chief Executive Officer and the Internal Control Officer (collectively, “We”).

We evaluated whether the Company effectively designed and operated its ICFR for consolidation purposes to prevent and detect errors or fraud that could result in a misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We designed and operated the Company’s ICFR for consolidation purposes in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’, established by the Operating Committee of Internal Control over Financial Reporting in Korea. In addition, we conducted an evaluation of ICFR for consolidation purposes based on ‘Criteria for Evaluation and Reporting of ICFR’ (Appendix 6 of the Enforcement Rules on Regulations on External Audit and Accounting).

Based on our assessment, we concluded that the Company’s ICFR for consolidation purposes is designed and operated effectively as of December 31, 2025, in all material respects, in accordance with the Guidelines for Internal Control over Financial Reporting.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

(Appendix)

•	Internal control activities implemented by the Company to mitigate fraud risks related to funds, including embezzlement

February 2, 2026

/s/ Ju tae Lee, Representative Director & President

/s/ Seung-Jun, Kim, Internal Control Officer

(Appendix)

• Internal control activities implemented by the Company to mitigate fraud risks related to funds, including embezzlement

Category	Control Activities Performed by the Company	Target Companies	Design and Operation Status Inspection Results
Entity-level Controls

<Operation of Fraud Prevention System>

Management operates a whistleblower system (anonymous reporting channel) and fraud prevention and monitoring programs to prevent fraud incidents such as embezzlement.

		POSCO Holdings Co., Ltd., POSCO Co., Ltd., and 22 other companies	As a result of testing, no significant weaknesses were found (Internal Accounting Department of POSCO Holdings Co., Ltd. and 8 other companies, Finance Teams of PT. KRAKATAU POSCO and 14 other companies, August and December 2025)
	<Fraud Risk Assessment> Management updates the identification and assessment of potential fraud risks considering changes in business processes and appropriately reflects these in controls.	POSCO Holdings Co., Ltd., POSCO Co., Ltd., and 22 other companies

<Management of Segregation of Duties Status>

Management considers segregation of duties and access restrictions according to internal accounting management guidelines when designing transaction-level control activities, and manages to ensure that the segregation of duties design is updated and properly operated considering changes in business processes.

		POSCO Holdings Co., Ltd., POSCO Co., Ltd., and 37 other companies	As a result of testing, no significant weaknesses were found (Internal Accounting Department of POSCO Holdings Co., Ltd. and 8 other companies, Finance Teams of POSCO ASIA COMPANY LIMITED and 28 other companies, utilization of external experts at POSCO Argentina S.A.U., August 2025 and February 2026)

<Internal Accounting Management System Evaluation Plan and Result Reporting>

Management establishes an operation status inspection plan and reports evaluation results to the Audit Committee and Board of Directors.

POSCO Holdings Co., Ltd., POSCO Co., Ltd., and 37 other companies
Internal controls over cash

<Approval for Account Opening/Closure>

The Chief Financial Officer or, in the case of government project accounts, executives of the project department as qualified approvers review and approve the validity of reasons, amounts, periods, etc., when opening or closing accounts.

		POSCO Holdings Co., Ltd., POSCO Co., Ltd., and 37 other companies	As a result of testing, no significant weaknesses were found (Internal Accounting Department of POSCO Holdings Co., Ltd. and 8 other companies, Finance Teams of POSCO ASIA COMPANY LIMITED and 28 other companies, utilization of external experts at POSCO Argentina S.A.U., August and December 2025, January 2026)

<Monthly Cash Inflow/Outflow Management>

Qualified approvers such as finance leaders review and approve whether the balance and transaction details on ERP or monthly cash closing reports match bank statements.

POSCO Holdings Co., Ltd., POSCO Co., Ltd., and 37 other companies
	<Seal Usage Control> The department head responsible for corporate/use seals restricts physical access to corporate/use seals.	POSCO Holdings Co., Ltd., POSCO Co., Ltd., and 27 other companies	As a result of testing, no significant weaknesses were found (Internal Accounting Department of POSCO Holdings Co., Ltd. and 8 other companies, Finance Teams of POSCO ASIA COMPANY LIMITED and 19 other companies, August and December 2025, January 2026)

• Internal control activities implemented by the Company to mitigate fraud risks related to funds, including embezzlement

Category	Control Activities Performed by the Company	Target Companies	Design and Operation Status Inspection Results
Internal controls over cash	<Management of Digital Certificates and OTPs> Physical assets such as OTPs are stored in safes, and passwords for electronic assets such as digital certificates are shared only with limited authorized personnel.	POSCO Future M Co., Ltd. and 31 other companies	As a result of testing, no significant weaknesses were found (Internal Accounting Department of POSCO Future M Co., Ltd. and 4 other companies, Finance Teams of POSCO ASIA COMPANY LIMITED and 25 other companies, utilization of external experts at POSCO Argentina S.A.U., August and December 2025, January 2026)

<Review and Approval of Fundraising>

Qualified approvers such as the Chief Financial Officer review and approve the appropriateness of key requirements such as the purpose and scale of fundraising on borrowing and bond issuance proposals; if board resolution is required, the matter is submitted to the Board of Directors.

		POSCO Holdings Co., Ltd., POSCO Co., Ltd., and 37 other companies	As a result of the test, no significant vulnerabilities were found (Internal Accounting Department of POSCO Holdings Co., Ltd. and 8 other companies, Finance Teams of POSCO ASIA COMPANY LIMITED and 28 other companies, utilization of external experts at POSCO Argentina S.A.U., August and December 2025, January 2026)

<Restriction on Cash Disbursement Access>

Cash disbursement tasks are limited to qualified approvers such as the Finance Office leader and the Finance Office cashier, with separation between the cash disbursement requester and the final approver.

POSCO Holdings Co., Ltd., POSCO Co., Ltd., and 37 other companies

<Cash Disbursement Management>

Qualified approvers such as the Finance Office leader review and approve the consistency between the account number and account holder name of the transfer target before cash withdrawal.

POSCO Holdings Co., Ltd., POSCO Co., Ltd., and 37 other companies
	<Restriction on Cash Disbursement> The system is configured to prevent transfers to accounts not registered in the vendor Master.	POSCO Holdings Co., Ltd., POSCO Co., Ltd., and 32 other companies	As a result of the test, no significant vulnerabilities were found (Internal Accounting Department of POSCO Holdings Co., Ltd. and 8 other companies, Finance Teams of POSCO ASIA COMPANY LIMITED and 23 other companies, utilization of external experts at POSCO Argentina S.A.U., August and December 2025, January 2026)

• Internal control activities implemented by the Company to mitigate fraud risks related to funds, including embezzlement

Category	Control Activities Performed by the Company	Target Companies	Design and Operation Status Inspection Results
Internal controls over cash

<RTC* Account Opening/Closing Approval>

RTC personnel conduct final approval by reviewing payment evidence for account opening/closing cases approved by each corporation’s finance manager.

* RTC: Regional Treasury Center

		POSCO ASIA COMPANY LIMITED and POSCO Maharashtra Steel Private Limited	As a result of the test, no significant vulnerabilities were found (Finance Teams of POSCO ASIA COMPANY LIMITED and one other company, August and December 2025, January 2026)
	<Reconciliation of Construction Site Advance Payments> The Accounting Group Leader reviews and approves monitoring results reconciling site passbook copies with ERP balances.	POSCO E&C Co., Ltd.	As a result of the test, no significant vulnerabilities were found (Internal Accounting Department of POSCO E&C Co., Ltd., August and December 2025, January 2026)
	<Approval for Opening/Closing Overseas Construction Site Accounts> The Finance Group Leader reviews the validity and approves new openings and closures of overseas accounts.	POSCO E&C Co., Ltd.
	<Headquarters LOG/LOC Request Approval> When new borrowings or extensions require Headquarters LOG/LOC, approval is obtained from the corporation head, followed by prior approval from the Board of Directors and approval from the CEO (for new borrowings) or Head of Treasury Division (for extensions).	POSCO INTERNATIONAL AMERICA CORP. and 5 other companies	As a result of the test, no significant vulnerabilities were found (Finance Teams of POSCO INTERNATIONAL AMERICA CORP. and 5 other companies, August and December 2025, January 2026)
Other Business Process Controls	<Review of Vendor Master Creation/Modification> The business department head reviews and approves whether key information (business registration number, address, etc.) on the vendor Master creation/modification request matches supporting documents.	POSCO Holdings Co., Ltd., POSCO Co., Ltd., and 37 other companies	As a result of the test, no significant vulnerabilities were found (Internal Accounting Department of POSCO Holdings Co., Ltd. and 8 other companies, Finance Teams of POSCO ASIA COMPANY LIMITED and 28 other companies, utilization of external experts at POSCO Argentina S.A.U., August and December 2025, January 2026)

The internal control activities disclosed in this appendix represent key internal control activities designed and operated to address the risk of cash misappropriation, and do not include all cash-related controls for financial reporting purposes.